Form 10-K, Exhibit 13
period 1996-12-31
STONE STREET BANCORP INC
filed 1997-03-31
CIK 1004643

                                                                      EXHIBIT 13

                    1996 ANNUAL REPORT TO SECURITY HOLDERS

                            SELECTED FINANCIAL DATA

                                                                                                    Six
                                                                                                   Months      Year
                                                                                                    Ended      Ended
                                                                Year Ended December 31,            Dec. 31,   June 30,
                                                           1996       1995       1994      1993      1992       1992
----------------------------------------------------------------------------------------------------------------------
                                                                        (dollars in thousands)
SUMMARY OF OPERATIONS:
Interest income                                          $  8,008    $ 6,602    $ 5,996   $ 5,680   $ 2,745   $ 5,399
Interest expense                                            3,610      3,607      2,862     2,730     1,401     3,118
                                                         --------    -------    -------   -------   -------   -------
Net interest income                                         4,398      2,995      3,134     2,950     1,344     2,281
Provision for loan losses                                      50        350         26        25        17         9
                                                         --------    -------    -------   -------   -------   -------
Net interest income after provision for loan losses         4,348      2,645      3,108     2,925     1,327     2,272
Other income                                                  114        127        111       125        54       311
Other expenses (1)                                          2,123      1,605      1,495     1,202       528     1,052
                                                         --------    -------    -------   -------   -------   -------
Income before tax expense                                   2,339      1,167      1,724     1,848       853     1,531
Income tax expense                                            858        430        617       700       326       573
Cumulative effect of a change in accounting
 principle                                                                                    (24)
                                                         --------    -------    -------  --------   -------   -------
  Net income                                             $  1,481    $   737    $ 1,107   $ 1,124   $   527   $   958
                                                         ========    =======    =======   =======   =======   =======

SELECTED YEAR-END BALANCES:
Total assets                                             $105,807    $87,751    $81,560   $75,826   $64,445   $61,913
Loans receivable, net                                      82,992     75,097     65,973    55,890    50,004    47,274
Investments (2)                                            16,889      8,884     12,693    17,022    11,906    12,258
Deposits                                                   66,564     73,035     69,140    64,282    54,475    52,367
FHLB Advances                                                   -      1,000          -         -         -         -
Stockholders' equity                                       37,368     12,562     11,729    10,719     9,595     9,068

AVERAGE BALANCE SHEET DATA:
Total assets                                             $103,874    $83,921    $78,890   $70,256   $63,859   $58,856
Total earning assets                                      102,336     83,058     76,125    67,128    61,192    56,798
Loans receivable, net                                      78,797     70,397     61,301    52,288    49,030    46,145
Investments (2)                                            22,907     12,481     14,825    14,840    12,163    10,654
Deposits                                                   68,684     70,541     66,713    59,301    53,877    49,739
FHLB Advances                                                  83        167          -         -         -         -
Stockholders' equity                                       33,115     12,283     11,317    10,219     9,379     8,589

SELECTED FINANCIAL RATIOS:
Return on average assets                                     1.43%       .88%      1.40%     1.60%     1.65%     1.64%
Return on average equity                                     4.48%      6.00%      9.78%    11.00%    11.24%    11.06%
Average equity to average assets                            31.88%     14.64%     14.34%    14.54%    14.69%    14.87%
Interest rate spread (tax equivalent basis)                  2.62%      2.86%      3.59%     3.86%     3.77%     4.08%
Net interest margin (tax equivalent basis)                   4.32%      3.62%      4.12%     4.39%     4.39%     4.09%
Dividend payout ratio                                       54.32        N/A        N/A       N/A       N/A       N/A
Cash dividends declared per common share                 $   0.44        N/A        N/A       N/A       N/A       N/A
Earnings per share (3)                                   $   0.82        N/A        N/A       N/A       N/A       N/A

-------------
(1) Of the amounts in 1996, $456,000 resulted from a one time special assessment imposed on Savings Association Insurance Fund (SAIF) insured institutions to recapitalize the SAIF.

(2) Includes investment securities, mortgage backed-securities, interest-bearing deposits, and federal funds

(3) Earnings per share were computed as if the 1,825,050 shares issued on March 29, 1996 had been outstanding on January 1, 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                     ------------------------------------

   Management's discussion and analysis is intended to assist readers in the understanding and evaluation of the financial condition and results of operations of Stone Street Bancorp, Inc. and Mocksville Savings Bank, Inc., SSB (collectively referred to as the "Company"). It should be read in conjunction with the audited consolidated financial statements and accompanying notes included in this report and the supplemental financial data appearing throughout this discussion and analysis.

                       ANALYSIS OF RESULTS OF OPERATIONS

   The Company's results of operations depend primarily on net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Operations are also affected by non-interest income, such as income from customer service charges, loan fee income and other sources of income. The Company's principal operating expenses, aside from interest expense, consist of compensation and employee benefits, federal deposit insurance premiums, data processing expenses, office occupancy costs, equipment expense and income taxes.

The Company completed its first year as a public company with record earnings. Net income increased to $1.5 million for the year ended December 31, 1996 compared to $.7 million in 1995 and $1.l million in 1994. Growth in net interest income outpaced a decline in other income and an increase in other expense to make 1996 the most profitable year in the Company's seventy-five year history.

                              Income and Expense
                              ------------------


   Net interest income is the Company's primary source of earnings. Table 1 shows that tax-equivalent net interest income increased by $1.4 million or 46.8% in 1996 to $4.4 million from $3.0 million in 1995. Tax equivalent net interest income in 1995 was $136,000 or 4.3% lower than in 1994. Net interest income is analyzed on a tax-equivalent basis to adjust for the nontaxable status of income earned on certain investments such as municipal bonds.

The increase in tax-equivalent interest income in 1996 as compared to 1995 was primarily the result of a $18.8 million or 22.7% increase in average earning assets. Average loans increased by $8.4 million or 11.9% to $78.8 million. Average investments increased by $10.4 million or 83.5% as stock conversion proceeds were invested primarily in liquid interest bearing deposits in the FHLB due to liquidity needs for funding loan growth. The weighted average yield on interest-earning assets decreased by .10% in 1996, largely due to a reduction in loan rates. In 1995, tax-equivalent interest income rose 10.2% primarily due to increases in the average yield which increased by 9 basis points.

Interest expense increased by only $4,000 in 1996. Average interest-bearing liabilities decreased by $1.8 million or 2.74% in 1996 while the average rate
paid on those liabilities increased by 14 basis points.   As a result, the
increase in interest expense in 1996 was due primarily to increases in deposit rates. In 1995, interest expense rose 26.0% due to increases in deposit rates and the average balance.

Interest rate spread (on a tax equivalent basis) declined to 2.62% in 1996 from 2.86% in 1995 and 3.59% in 1994 as the increase in the cost of interest-bearing liabilities outpaced the increase in the yield on interest-earning assets. Despite the decline in interest rate spread, net interest margin (on a tax equivalent basis) increased to 4.32% in 1996 from 3.62% in 1995, and 4.12% in 1994. While Conversion proceeds were invested at yields somewhat less than the weighted average yield on total interest-earning assets, those investments contributed to the increase in net interest margin.

Table 2 shows the effect of variances in volume and rate on taxable-equivalent interest income, interest expense, and net interest income. The table shows that increases in net interest income were primarily due to volume changes in 1996 while decreases in net interest income in 1995 were primarily due to rate changes.

TABLE 1:  NET INTEREST INCOME ANALYSIS-TAX EQUIVALENT
-----------------------------------------------------


                                                        1996                          1995                         1994
                                             ---------------------------   --------------------------  -----------------------------
                                                                 Average                      Average                       Average
                                              Average            Yield/    Average            Yield/   Average               Yield/
                                              Balance  Interest   Rate     Balance  Interest    Rate   Balance    Interest    Rate
                                             --------  --------  -------   -------  --------  -------  -------    -------   ------
                                                                                   (dollars in thousands)
Assets:
Interest-earning assets:
 Loans receivable (1)                        $ 78,797   $6,662    8.45%   $70,397    $5,983     8.50%  $61,301    $5,289     8.63%
 Investment securities (2)                      7,617      607    7.97%     8,646       383     4.43%    9,159       423     4.62%
 Interest-bearing deposits                     14,645      692    4.72%     3,273       198     6.04%    5,169       253     4.89%
 FHLB common stock                                645       47    7.29%       562        41     7.30%      496        31     6.16%
                                             --------   ------  ------    -------    ------   ------   -------    ------   ------
Total interest-earning assets                 101,704    8,008    7.87%    82,878     6,605     7.97%   76,125     5,996     7.88%
Non-interest-earning assets                     2,170                       1,043                        2,765
                                             --------                     -------                      -------
  TOTAL                                      $103,874                     $83,921                      $78,890
                                             ========                     =======                      =======

Liabilities and stockholders' equity:
Interest-bearing liabilities:
 Deposit accounts                            $ 68,684    3,604    5.24%   $70,541    $3,607     5.11%  $66,713    $2,862     4.29%
 FHLB advances                                     83        7    8.43%
                                             --------   ------  ------
Total interest-bearing liabilities             68,767    3,611    5.25%    70,541     3,607     5.11%   66,713     2,862     4.29%
Non-interest-bearing liabilities                1,992                       1,097                          860
Stockholders' equity                           33,115                      12,283                       11,317
                                             --------                     -------                      -------
  TOTAL                                      $103,874                     $83,921                      $78,890
                                             ========                     =======                      =======

Net interest income and interest rate
 spread                                                 $4,397    2.62%              $2,998     2.86%             $3,134     3.59%
                                                        ======  ======               ======   ======              ======   ======
Net interest-earning assets
 and net interest margin                     $ 32,937             4.32%   $12,337               3.62%  $ 9,412               4.12%
                                             ========           ======    =======             ======   =======             ======
Ratio of interest-earning assets
 to interest bearing liabilities                                147.90%                       117.49%                      114.11%
                                                                ======                        ======                       ======

-----------
(1) Includes nonaccrual loans
(2) Interest earned on tax-exempt investment securities has been adjusted to a tax-equivalent basis using the applicable combined federal and state rates of 34% and 7.75%, respectively, and reduced by the nondeductible portion of interest expense.


TABLE 2:  RATE/VOLUME ANALYSIS
------------------------------

                                                               1996 vs 1995                            1995 vs 1994
                                              ------------- ------------- ----------------    -----------------------------
                                                                             Rate/                              Rate/
                                                 Volume          Rate       Volume     Net    Volume    Rate   Volume    Net
                                              -------------  -------------  -------  -------  -------  ------  -------  ------
                                                                                  (dollars in thousands)


Interest income (tax-equivalent) on:
 Loans                                        $  714            (31)        $  (4)   $  679     $785   $ (79)   $(12)   $ 694
 Investment securities                           (45)           306           (37)      224      (24)    (17)      1      (40)
 Interest-bearing deposits                       687            (43)         (150)      494      (93)     59     (21)     (55)
 FHLB common stock                                 6              -             -         6        2       7       1       10
                                              ------           ----         -----    ------     ----   -----    ----    -----
  Total interest income                        1,362            232          (191)    1,403      670     (30)    (31)     609
                                              ------           ----         -----    ------     ----   -----    ----    -----

 Deposit accounts                                (95)            92             -        (3)     165     548      32      745
 FHLB advances                                     7              -             -         7        -       -       -        -
                                              ------           ----         -----    ------     ----   -----    ----    -----
  Total interest expense                         (88)            92             -         4      165     548      32      745
                                              ------           ----         -----    ------     ----   -----    ----    -----

Increase (decrease) in net interest income    $1,450           $140         $(191)   $1,399     $505   $(578)   $(63)   $(136)
                                              ======           ====         =====    ======     ====   =====    ====    =====


                         INCOME AND EXPENSES Continued

                           PROVISION FOR LOAN LOSSES

   The provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level considered adequate to cover loan losses based on existing loan levels and types of loans outstanding, nonperforming loans, prior loan loss experience, industry standards and general economic conditions. Provisions for loan losses were $50,000 in 1996 compared to $350,000 in 1995, and $26,000 in 1994. During 1995, the provision and resulting allowance for loan losses were increased based on management's efforts to reflect industry practices regarding the allowance for loan losses. During 1996, the provision was lowered, largely as a result of an improved level of the relationship between the allowance and outstanding loans.

                                  OTHER INCOME

   Other income decreased from $127,000 in 1995 to $114,000 in 1996, and was $111,000 in 1994. The reduction in other income was primarily in loan fees and charges which decreased $8,000 in 1996 from the 1995 level. Other income in 1995 increased $16,000 over the 1994 amount. This increase was primarily in loan fees and charges that totaled $53,000 in 1995 compared to $41,000 in 1994.

                                 OTHER EXPENSES

   Other expenses increased by 32.3% in 1996 compared to an increase of 7.4% in 1995. As a percent of average assets, other expense for 1996 was 2.0% as compared to 1.9% in 1995 and 1.9% in 1994.

Compensation and fringe benefits, in 1996 representing over 47.72% of total other expenses increased, by $56,000 or 5.9% over 1995. Compensation and fringe benefits in 1995 increased $52,000 or 5.7% over 1994. Salaries decreased by $41,800 in 1996 but increased by $28,000 in 1995 over 1994, while retirement expense increased by $24,000 in 1996 but decreased by $21,000 in 1995. Retirement expense in 1996 reflects the implementation of the Bank's Employee Stock Ownership Plan ("ESOP") which provides a higher level of retirement benefits to employees than the retirement plan which was in place in previous years. Director's compensation increased by $21,500 in 1996 due to extra meetings associated with the Conversion and employee benefit programs.

The Company plans to award 4% of the outstanding stock or approximately 73,002 shares upon stockholder approval under the Mocksville Saving's Bank, Inc., SSB Management Recognition Plan ("MRP") which has been approved by the board of directors. Management estimates that pre-tax expenses associated with the MRP will total approximately $300,000 per year for a period of five years.

Occupancy and equipment expense decreased by $26,000 in 1996 while increasing by $26,000 in 1995. Reasons for the increase in 1995 included investments in technology primarily the installation of an ATM machine, and related costs. Deposit insurance premiums increased $423,000 over the 1995 level due to the special one time assessment by the FDIC in September, 1996. Deposit insurance premiums totaled $158,000 in 1995 compared to $148,000 in 1994, a $10,000 or 6.8% increase. Professional fees increased by $5,000 in 1996 and $21,000 in 1995 as the Company obtained assistance in making the transition from mutual to stock ownership.

Management continues to look for ways to improve cost efficiency while offering new services to its customers.

                               INCOME TAX EXPENSE

   Income tax expense increased 99.5% to $858,000 in 1996 from $430,000 in 1995. The effective tax rate declined from 36.8% in 1995 to 36.7% in 1996, reflecting a higher level of tax-exempt income in 1996. Income tax expense totaled $617,000 in 1994, and the effective tax rate was 35.8%. Changes in income tax expenses were caused primarily by changes in net income.

                        ANALYSIS OF FINANCIAL CONDITION
                        -------------------------------

   On March 29, 1996 Mocksville Savings Bank,, Inc., SSB (the "Bank") completed its conversion from a mutual to a stock saving bank through the sale of 1,825,050 shares of no par common stock of Stone Street Bancorp, Inc. (the "Parent"). Total proceeds of $27,375,750 were reduced by Conversion expenses of $1,116,905. The Parent retained 50% of the net conversion proceeds after deducting the proceeds of a loan to the Bank's Employee Stock Ownership Plan ("ESOP") and paid the balance to the Bank in exchange for the common stock of the Bank issued in the Conversion. The increase in assets from $87.8 million at December 31, 1995 to $105.8 million at December 31, 1996 is directly attributable to proceeds of the Conversion which were invested in loans and investment securities.

                                     LOANS

   The Company's primary source of revenue is interest and fee income from lending activities, consisting primarily of one-to-four family residential mortgage loans located in its primary market area. The Company also makes loans secured by improved nonresidential real estate, construction loans, loans secured by undeveloped real estate, home equity loans, and consumer loans, both secured and unsecured.

At December 31, 1996, the net loan portfolio totaled $83.0 million and represented 78% of total assets. During 1996, loans increased by $7.9 million or 11%. Loan originations increased from $21.4 million in 1995 to $23.3 million in 1996, largely in response to the Company's efforts to expand its loan programs into adjacent counties. The relative composition of the Company's loan portfolio has remained consistent during recent years, with residential one-to-four family loans comprising approximately 82% of the portfolio as of December 31, 1996. Table 3 sets forth the composition of the loan portfolio at the dates indicated.

TABLE 3:  TYPES OF LOANS
--------------------------------------------------------------------------------


                                                                      December 31,
                              ---------------------------------------------------------------------------------------
                                     1996               1995             1994               1993            1992
                               ---------------   ---------------   ---------------   ---------------   ---------------
                                                                        (dollars in thousands)
Real estates loans:
 Residential 1-4 family        $67,844   81.75%  $63,329   84.33%  $54,321   82.34%  $45,724   81.81%  $41,355   82.70%
 Nonresidential real estate      5,716    6.88     4,260    5.67     4,987    7.56     5,312    9.50     5,059   10.12
 Home equity and other
  second mortgage                2,473    2.98     2,185    2.91     1,423    2.16     1,447    2.59     1,492    2.98
 Construction                   12,492   15.05    11,735   15.63    11,589   17.56     8,033   14.37     6,433   12.87
                               -------  ------   -------  ------   -------  ------   -------  ------   -------  ------
   Total real estate loans      88,525  106.66    81,509  108.54    72,320  109.62    60,516  108.27    54,339  108.67
Other installment loans            372     .45       222     .30       197    0.30       133    0.24       201    0.40
Less:
 Unearned fees                   1,009    1.22       962    1.29     1,095    1.66       711    1.27       577    1.15
 Loans in process                4,385    5.28     5,211    6.94     5,334    8.09     3,959    7.08     3,894    7.79
 Allowance for loan losses         511     .61       462     .61       115    0.17        89    0.16        65     .13
                               -------  ------   -------  ------   -------  ------   -------  ------   -------  ------
 Total reductions                5,905    7.11     6,635    8.84     6,544    9.92     4,759    8.51     4,536    9.07
                               -------  ------   -------  ------   -------  ------   -------  ------   -------  ------

   Total loans, net            $82,992  100.00%  $75,096  100.00%  $65,973  100.00%  $55,890  100.00%  $50,004  100.00%
                               =======  ======   =======  ======   =======  ======   =======  ======   =======  ======
--------------------------------------------------------------------------------


In order to protect the Company's net interest margin, management has, as part of its interest rate risk management program, placed an emphasis on increasing adjustable rate mortgage loans and home equity lines of credit in its portfolio. This strategy will result in more consistent net interest income and lower interest sensitivity than experienced by traditional fixed-rate residential mortgage lending.

The following table sets forth the time to repricing or contractual maturity of the Company's loan portfolio at December 31, 1996. Loans which have adjustable rates are shown as being due in the period during which rates are next subject to change while fixed rate and other loans are shown as due in the period of contractual maturity. Demand loans, loans having no stated maturity and overdrafts are reported as due in one year or less. The table does not include prepayments or scheduled principle repayments. Amounts in the table are net of loans in process.

TABLE 4:  LOAN MATURITIES
-------------------------


                                                 December 31, 1996
                              -------------------------------------------------------
                                       Over 1   Over 3    Over 5
                              One Year Year to Years to  Years to  Over 10
                              Or Less  3 Years 5 Years   10 Years   Years     Total
                              -------  ------- --------  --------  --------  --------
                                              (dollars in thousands)
Mortgage loans:

Fixed rate 1-4 family         $ 6,260     $479   $1,356   $21,647   $36,465  $66,207
Adjustable rate 1-4 family        629                                            629
Adjustable home equity          2,191                                          2,191
Other fixed rate loans          2,158       48      841       815    10,243   14,105
Other loans                        45       55      115       137        20      372
Less:
Allowance for loan losses        (511)                                          (511)
                              -------                                        -------
 Total Loans                  $10,772     $582   $2,312   $22,599   $46,728  $82,993
                              =======     ====   ======   =======   =======  =======
--------------------------------------------------------------------------------


                  ASSET QUALITY AND ALLOWANCE FOR LOAN LOSSES

The following table sets forth information with respect to nonperforming assets including nonaccrual loans and real estate owned at the dates indicated.

TABLE 5:  SUMMARY OF NONPERFORMING AND PROBLEM ASSETS
-----------------------------------------------------

                                                                December 31,
                                              -------------------------------------------------
                                                1996       1995      1994      1993      1992
                                              ---------  --------  --------  --------  --------
                                                             (dollars in thousands)


Total nonaccrual loans                        $      -   $     -   $     -   $     -   $    53
Total restructured loans                             -         -         -         -         -
                                              --------   -------   -------   -------   -------
 Total nonperforming loans                           -         -         -         -        53
                                              --------   -------   -------   -------   -------
Real estate owned                                    -         -         -         -         -
In-substance foreclosures                            -         -         -         -         -
                                              --------   -------   -------   -------   -------
 Total foreclosed property                           -         -         -         -         -
                                              --------   -------   -------   -------   -------
Total nonperforming assets                    $      -   $     -   $     -   $     -   $    53
                                              ========   =======   =======   =======   =======

Accruing loans, delinquent 90 days or more    $    423   $   201   $   280   $   292   $   437
                                              ========   =======   =======   =======   =======

Nonperforming loans to total loans                0.00%     0.00%     0.00%     0.00%     0.11%
Nonperforming assets to total assets              0.00%     0.00%     0.00%     0.00%     0.08%
Total assets                                  $105,807   $87,751   $81,560   $75,826   $64,445
Total loans, net                              $ 82,992   $75,097   $65,973   $55,890   $50,004


-------------------------------------------------------------------------------

The allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in the loan portfolio. The adequacy of the allowance for loan losses and the related provision are based upon management's evaluation of the risk characteristics of the loan portfolio under current economic conditions with consideration to such factors as financial condition of the borrowers, collateral values, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, and delinquency trends. Management believes that the allowance for loan losses is adequate. While management uses all available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The provision for loan losses is calculated and charged to earnings to maintain the total allowance for loan losses at a level considered adequate to cover loan losses based on existing loan levels, types of loans outstanding, nonperforming loans, prior loan loss experience, industry standards and general economic conditions. Provisions for loan losses were $50,000 in 1996 compared to $350,000 in 1995, and $26,000 in 1994. During 1995, the provision and resulting allowance for loan losses were increased based on management's efforts to reflect industry practices regarding the allowance for loan losses. During 1996, the provision was lowered, largely as a result of an improved level of the relationship between the allowance and outstanding loans.

The following tables describe the activity related to the allowance for loan losses and the allocation of the allowance for loan losses to various categories of loans for the periods indicated.

TABLE 6:  ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
---------------------------------------------------

                                                                                         Six Months   Year Ended
                                                                                            Ended         Ended
                                                                                         December 31,   June 30,
                                                1996        1995         1994    1993       1992          1992
                                                ----        ----         ----    ----  ------------   --------
                                                                                (in thousands)

Balance, beginning of period                   $ 462        $ 115        $  89   $  65     $  48        $  38
Provision for loan losses                         50          350           26      25        17           10
Charge-offs                                        1           3            -       1         -            -
Recoveries                                         -           -            -       -         -            -
                                               -----        -----        -----   -----     -----        -----
Balance, end of period                         $ 511        $ 462        $ 115   $  89     $  65        $  48
                                               =====        =====        =====   =====     =====        =====

Allowance as a percentage of loans               .62%         .62%         .17%    .16%      .13%         .10%


TABLE 7:  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
-----------------------------------------------------


                                                   December 31,
                                         ---------------------------------
                                         1996   1995   1994   1993   1992
                                         -----  -----  -----  -----  -----
                                                      (in thousands)

Residential 1-4 family                   $ 138  $ 127  $  45  $  35  $  26
Nonresidential real estate                 153    138     23     19     15
Home equity and other second mortgage       52     46     12     10      7
Construction                               128    115     24     16     11
                                         -----  -----  -----  -----  -----
 Total real estate loans                   471    426    104     80     59
Other loans                                 40     36     11      9      6
                                         -----  -----  -----  -----  -----
 Total allowance for loan losses         $ 511  $ 462  $ 115  $  89  $  65
                                         =====  =====  =====  =====  =====

The allocation of the allowance for loan losses to the respective loan classifications is not necessarily indicative of future losses or future allocations. Refer to Table 3 for percentages of loans in each category to total loans.



                             INVESTMENT SECURITIES

   Interest and dividend income from interest bearing deposits and investment securities generally provides the second largest source of income to the Company after interest on loans. The Company's interest bearing deposits primarily include deposits with the FHLB of Atlanta and federal funds while its portfolio of investment securities includes U.S. government and agency securities, mortgage-backed securities, obligations of states and local governments and mutual funds. The mortgage-backed securities consist of collateralized mortgage obligations issued by the GNMA and FHLMC which are secured by mortgage-backed securities guaranteed by the GNMA or FHLMC.

Interest bearing deposits totaled $7.9 at December 31, 1996, an increase of $5.2 million over 1995. The Company also had $570,000 of federal funds sold at December 31, 1996.

Investment securities totaled $10.5 million at December 31, 1996, an increase of $4.9 million from $5.6 million at December 31, 1995. This growth is attributable to management placing in investment securities the net Conversion proceeds over and above the amounts needed to fund anticipated loan demand which was placed in federal funds and interest bearing deposits. At December 31, 1996, net unrealized losses of $7,600 were included in the carrying value of securities classified available-for-sale compared to net unrealized gains of $3,000 on such securities at December 31, 1995. Net unrealized losses were caused by fluctuations in market interest rates rather than by concerns about the issuer's ability to meet their obligations.

Table 8 shows maturities of investment securities held by the Company at December 31, 1996 and the weighted average tax-equivalent yields for each type of security and maturity. Further information about the Company's investment securities as of December 31, 1996 and 1995 is presented in Note 2 of the notes to the consolidated financial statements.

TABLE 8:  INVESTMENT SECURITIES - MATURITY/YIELD SCHEDULE
---------------------------------------------------------

                                                     More Than           More Than
                              One Year or Less    1 Year to 5 Years  5 Years to 10 Years     Over 10 Years            Total
                             ------------------  ------------------  -------------------   ------------------   -----------------
                                       Weighted            Weighted             Weighted             Weighted             Weighted
                             Carrying  Average   Carrying   Average   Carrying   Average   Carrying   Average   Carrying   Average
                              Value     Yield     Value      Yield     Value      Yield     Value      Yield     Value      Yield
                             --------  --------  --------  ---------  --------  ---------  --------  ---------  --------  ---------
                                                                  (dollars in thousands)

Held-to-Maturity:
U.S. government and agency     $2,009     6.54%    $2,744      5.59%      $  -         -%    $    -        - %   $ 4,753      5.99%
Mortgage-backed
 securities (1)                     -        -          -         -          -         -     $2,983         -      2,983      7.03
                               ------     ----     ------      ----   --------  --------   --------  --------    -------      ----
 Total held-to-maturity        $2,009     6.54%    $2,744      5.59%      $  -         -%    $2,983        - %   $ 7,736      6.39%
                               ------     ----     ------      ----   --------  --------   --------  --------    -------      ----

Available-for-sale:
State and local
 government (1)                $  164     5.90     $1,088      6.38       $759      6.16     $    -         -    $ 2,011      6.26
Mutual funds                      712     5.87                                                                       712      5.87
                               ------     ----                                                                   -------      ----
 Total available-for-sale      $  876     5.88      1,088      6.38        759      6.16          -         -      2,723      6.16
                               ------     ----     ------      ----   --------  --------   --------  --------    -------      ----
Total investments
 at carrying value             $2,885     6.34%    $3,832      5.81%      $759      6.16%    $2,983      7.03%   $10,459      6.33%
                               ======     ====     ======      ====   ========  ========   ========  ========    =======      ====


(1) Mortgage-backed securities are shown at their weighted average expected life obtained from an outside evaluation of the average remaining life of each security based on historic prepayment speeds of the underlying mortgages at December 31, 1996.

(2) Yields are stated on taxable equivalent basis assuming statutory tax rates of 34% for federal and 7.75% for state purposes. Book yields without regard to tax-equivalent adjustments are: one year or less, 3.60%; two to five years, 4.29%; six to ten years, 4.60%; total, 4.35%

In addition to the investment securities discussed above, the Company also earns interest on its correspondent bank account at the Federal Home Loan Bank ("FHLB") of Atlanta and dividends on its FHLB stock. The Bank is required to maintain, as a condition of membership, an investment in stock of the FHLB of Atlanta equal to the greater of 1% of outstanding home loans or 5% of its outstanding advances. No ready market exists for such stock, which is carried at cost. As of December 31, 1996, the Company's investment in stock of the FHLB of Atlanta was $667,000.

                                FUNDING SOURCES

   Deposits are the primary source of the Company's funds for lending and other investment purposes. The Company attracts both short-term and long-term deposits from the general public by offering a variety of accounts with varying maturities. Deposit inflows and outflows are significantly influenced by general interest rates and other market conditions, primarily competition. As competition for deposits has increased both from larger financial institutions in its local market place and from mutual funds and other investments, borrowings have provided an additional source of funding. The use of borrowed funds to provide liquidity assists the Company in matching the interest rates on its assets and liabilities because the interest rates on most borrowed funds are fixed and therefore more predictable than the costs of deposits which are subject to change based upon market conditions and other factors.

                                    DEPOSITS

   Deposits totaled $66.6 million at December 31, 1996, compared to $73.0 million at December 31, 1995. The decrease reflects approximately $6.8 million of deposits which customers used to purchase the Parent's stock in the Conversion. The following table sets forth certain information regarding the Company's average savings deposits for the last three years.



TABLE 9:  AVERAGE DEPOSITS
-----------------------------------------------

                                                1996               1995              1994
                                         ----------------- -----------------   -----------------
                                         Average   Average  Average   Average  Average   Average
                                         Amount     Rate    Amount     Rate    Amount     Rate
                                         -------  -------   -------  -------   ------    -------
                                                              (dollars in thousands)
NOW and money market deposit account    $ 3,996     1.80%  $ 4,521     1.81%   $ 4,849    1.98%
Savings account                           9,270     3.51     9,525     3.02     14,314    3.25
Certificates of deposit                  55,418     5.84    56,495     5.73     47,550    4.84
                                        -------     ----   -------     ----    -------    ----
 Total deposits                         $68,684     5.24%  $70,541     5.11%   $66,713    4.29%
                                        =======     ====   =======     ====    =======    ====

As of December 31, 1996, the Company had outstanding $5,145,000 in time certificates of deposit of $100,000 or more. Maturities of certificates of deposits of $100,000 or more at December 31, 1996 were as follows: three months or less, $1,989,000, over three months through six months, $1,264,000, over six months through twelve months $1,032,000: and over twelve months through twenty-four months, $860,000.

                                   BORROWINGS

   The Company's principal source of long-term borrowings are advances from the FHLB of Atlanta. As a requirement for membership, the Bank is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances on the security of that stock and a floating lien on its family residential mortgage loans. Each credit program has its own interest rate and range of maturities. At December 31, 1996, the Company had no outstanding FHLB advances, compared to $1 million at December 31, 1995. Additional information on borrowings is provided in Note 6 of the notes to the consolidated financial statements.

                  LIQUIDITY AND INTEREST RATE RISK MANAGEMENT
                  ------------------------------------------

   Liquidity is the ability to raise funds or convert assets to cash in order to meet customer and operating needs. The Company's primary sources of liquidity are its portfolio of investment securities available-for-sale, principal and interest payments on loans and mortgage-backed securities, interest income from investment securities, maturities of investment securities held-to-maturity, increases in deposits, and advances from the FHLB of Atlanta. At December 31, 1996, the Bank had $12 million of credit available from the FHLB which would be collateralized by a blanket lien on qualifying loans secured by first mortgages on family residences. Additional amounts may be made available under this blanket floating lien or by using investment securities as collateral. Management believes that it will have sufficient funds available to meet its anticipated future loan commitments as well as other liquidity needs.

Interest rate risk is the sensitivity of interest income and interest expense to changes in interest rates. Management continues to structure its assets and liabilities in an attempt to protect net interest income from large fluctuations associated with changes in interest rates. Table 10 shows the amount of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1996 which are projected to reprice or mature in each of the future time periods shown. At December 31, 1996, the Company had a negative cumulative one year asset-sensitive gap position of $14.9 million or 14.28% of interest-earning assets. This generally indicates that net interest income would decrease in a rising rate environment and would experience upward trend in a declining rate environment.

A static interest rate "gap" analysis may not be an accurate indicator of how net interest income will react to changes in interest rates. A static gap computation uses contractual maturities and does not make assumptions for prepayments, scheduled loan principal payments or deposit decays. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not react uniformly to changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities typically fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates.

It should be noted that this table reflects the interest-sensitivity of the balance sheet as of a specific date and is not necessarily indicative of future results. The computations were made without using assumptions for loan repayments or deposit delays. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a given period were determined in accordance with contractual terms of the assets or liabilities. In making the computations, all adjustable rate loans were considered to be due at the end of the next upcoming adjustment period. Fixed rate loans were considered to reprice at their contractual maturities with no consideration given to prepayments or scheduled payments. Liquid interest-earning investments with no contractual maturities are assumed to be subject to immediate repricing. Statement savings and money market accounts are subject to immediate availability and repricing and have been placed in the earliest gap category.
In addition, fixed maturity deposits were assumed to reprice at their contractual maturities without consideration for early withdrawals. The interest rate sensitivity of the Company's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.
Because of these and other limitations, management also monitors interest rate sensitivity through the use of a model which estimates the change in net portfolio value and net interest income in response to a range of assumed changes in market interest rates. Based on interest sensitivity measures as of December 31, 1996, management realizes its need to improve the Company's interest rate exposure and has developed strategies to address this issue.

TABLE 10:  INTEREST SENSITIVITY
-------------------------------

                                                                                December 31, 1996
                                               -----------------------------------------------------------------------------------
                                                                        More than    More than
                                                3 Months    4 to 12     1 Year to    3 Years to      Over       Over
                                                Or Less      Months      3 Years      5 Years      5 Years    10 years     Total
                                               ----------  ----------  -----------  ------------  ----------  ---------  ---------
                                                                                  (dollars in thousands)
Interest earning assets
Mortgage loans:
 Fixed rate residential 1-4 family             $      -    $  6,260     $    479      $  1,355    $ 21,647     $36,465   $ 66,206
 Adjustable rate residential 1-4 family               -         629            -             -           -           -        629
 Adjustable home equity                           2,191           -            -             -           -           -      2,191
 Other fixed rate loans                               -       2,158           48           841         815      10,243     14,105
                                               --------    --------     --------      --------    --------     -------   --------
 Total mortgage loans                             2,191       9,047          527         2,196      22,462      46,708     83,131
 Other loans                                                     45           55           115         137          20        372
                                                           --------     --------      --------    --------     -------   --------
 Total loans                                      2,191       9,092          582         2,311      22,599      46,728     83,503
Interest-bearing deposits(2)                      8,486                                                                     8,486
Investment securities (1)                             -       2,885            -         3,832         759       2,983     10,459
FHLB common stock                                   667           -            -             -           -           -        667
                                               --------    --------     --------      --------    --------     -------   --------
 Total interest-earning assets                 $ 11,344    $ 11,977     $    582      $  6,143    $ 23,358     $49,711   $103,115
                                               --------    --------     --------      --------    --------     -------   --------

Interest-bearing liabilities
Deposits:
 Fixed maturity deposits                       $ 13,424    $ 27,726     $ 12,621      $      -    $      -     $     -   $ 53,771
 NOW accounts money market accounts               3,932           -            -             -           -           -      3,932
 Savings accounts                                 8,861           -            -             -           -           -      8,861
                                               --------    --------     --------      --------    --------     -------   --------
 Total deposits                                  26,217      27,726       12,621             -           -           -     66,564
                                               --------    --------     --------      --------    --------     -------   --------
 Total interest-bearing liabilities            $ 26,217    $ 27,726     $ 12,621      $      -    $      -     $     -   $ 66,564
                                               --------    --------     --------      --------    --------     -------   --------

Interest sensitivity gap per period            $(14,873)   $(15,749)    $(12,039)     $  6,143    $ 23,358     $49,711   $ 36,551
Cumulative interest-sensitivity gap            $(14,873)   $(30,622)    $(42,661)     $(36,518)   $(13,160)    $36,551   $ 36,551
Cumulative gap as a percentage of
total interest-earning assets                    (14.42%)    (29.70%)     (41.37%)      (35.41%)    (12.67%)     35.45%     35.45%
Cumulative interest-earning assets as a
percentage of interest-bearing liabiliti          43.27%      43.23%       35.91%        45.14%      80.23%     154.91%    154.91%

(1) Includes investments and mortgage-backed securities
(2) Includes interest-bearing deposits and federal funds

                               CAPITAL RESOURCES
                               -----------------

   Stockholders' equity increased from $12.6 million at December 31, 1995 to $37.4 million at December 31, 1996, largely as a result of the Conversion.

As a state savings bank holding company, the Parent is regulated by the Board of Governors of the Federal Reserve Board ("FRB") and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission. The Bank is regulated by the Federal Deposit Insurance Corporation ("FDIC)" and the Savings Institutions Division, North Carolina Department of Commerce ("the Administrator").

The Bank must comply with the capital requirements of the FDIC and the Administrator. The FDIC requires the Bank to maintain minimum ratios of Tier I capital to total risk-weighted assets and total capital to risk-weighted assets of 4% and 8%, respectively. Tier I capital consists of total stockholders' equity calculated in accordance with generally accepted accounting principles less intangible assets, and total capital is comprised of Tier 1 capital plus certain adjustments, the only one of which applicable to the Bank is the allowance for loan losses. Risk weighted assets reflect the Bank's on-and off-balance sheet exposures after such exposures have been adjusted for their relative risk levels using formulas set forth in FDIC regulations. The Bank is also subject to a leverage capital requirement, which calls for a minimum ratio of Tier I capital (as defined above) to quarterly average total assets of 3% to 5%, depending on the institution's composite ratings as determined by its regulators. The Administrator requires a net worth equal to at least 5% of assets.

At December 31, 1996 and 1995, the Bank was in compliance with all of the aforementioned capital requirements as summarized in Table 11. Refer note 7 to the consolidated financial statements for a discussion of other matters that may affect the Company's capital resources.

TABLE 11:  REGULATORY CAPITAL
------------------------------------------------------------------------


                                                                                At December 31,
                                                                          -----------------------
                                                                                1996         1995
                                                                          ----------   ----------
                                                                           (dollars in thousands)
Risk-Based and Leverage Capital
Tier I capital:
 Common stockholders' equity                                              $   24,967   $   12,563
 Unrealized holding loss (gain) on securities available-for-sale                  (7)          (1)
                                                                          ----------   ----------
   Total Tier I leverage capital                                              24,960       12,562
Tier II Capital:
 Qualifying allowances for loan losses
   Tier II capital additions                                                     511          462
                                                                          ----------   ----------
Total risk-based capital                                                  $   25,471   $   13,024

Risk-weighted assets                                                          48,072       41,214
Fourth quarter average assets                                                 96,363       86,864

Risk-based capital ratios:
 Tier-I capital as a percent of risk-weighted assets                           51.92%       30.48%
 Minimum Required Tier I capital                                                4.00%        4.00%
 Total risk-based capital as a percent of risk-weighted assets                 52.99%       31.60%
 Minimum required total risk-based capital                                      8.00%        8.00%
Leverage capital ratios:
 Tier I leverage capital as a percent of fourth quarter average assets         25.90%       14.46%
 Minimum required Tier I leverage capital                                  3.00-5.00%   3.00-5.00%
North Carolina regulatory capital:
 Total risk-based capital as a percent of fourth quarter average assets        26.43%       14.99%
 Minimum required North Carolina capital                                        5.00%        5.00%

                    IMPACT OF INFLATION AND CHANGING PRICES

   The consolidated financial statements and accompanying footnotes have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The assets and liabilities of the Company are primarily monetary in nature, and changes in interest rates have a greater impact on the Company's performance than do the effects of inflation.

                               Accounting Issues
                               -----------------

   The Company prepares its consolidated financial statements and related disclosures in conformity with standards established by, among others, the Financial Accounting Standards Board (the "FASB"). Because the information needed by users of financial reports is dynamic, the FASB frequently has new rules and proposed new rules for companies to apply in reporting their activities. The following discussion addresses such changes as of December 31, 1996 that will affect the Company's future reporting.

The FASB has issued Statement of Financial Accounting Standards ("SFAS") No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the asset, an impairment loss is recognized. SFAS 121 also requires that certain long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. SFAS 121 applies prospectively for fiscal years beginning after December 15, 1995. The adoption of this accounting standard did not affect the financial statements for 1996.

The FASB has also issued SFAS NO. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65," which provides guidance for the capitalization of originated as well as purchased mortgage servicing rights and the measurement of impairment of those rights. SFAS 122 requires that an entity recognize as separate assets the rights to service mortgage loans for others, however those servicing rights are acquired. SFAS 122 also requires that an entity assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. It should satisfy its mortgage servicing rights based on one or more predominant risk characteristics of the underlying loans, and recognize impairment through a valuation allowance for each impaired stratum. SFAS 122 applies prospectively for fiscal years beginning after December 15, 1995. The adoption of this accounting standard did not affect the financial statements in 1996

In October, 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". The Statement defines a fair value method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion Number 25 ("APB No. 25") "Accounting for Stock Issued to Employees". SFAS No. 123 requires that an employers' financial statements include certain disclosures about stock-based compensation arrangements regardless of the method used to account for them. Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied. The disclosure requirements of the statement are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which this statement is initially adopted for recognizing compensation cost. Pro forma disclosures required for entities that elect to continue to measure compensation cost using APB No. 25 must include the effects of all awards granted in fiscal years that begin after December 15, 1994. The adoption of this accounting standard did not affect the financial statements in 1996.

--------------------------------------------------------------------------------
SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued in June 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral.
This statement is effective for transfer and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Management anticipates that the adoption of the statement should have no material impact on its consolidated financial statements.

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------



The Board of Directors and Stockholders
Stone Street Bancorp, Inc.


We have audited the accompanying consolidated balance sheets of Stone Street Bancorp, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stone Street Bancorp, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in notes 2 and 8, respectively, to the consolidated financial statements, on July 1, 1993, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No 115, "Accounting for Certain Investments in Debt and Equity Securities," and the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".


/s/ Weir Smith Jones Miller & Elliott
Weir Smith Jones Miller & Elliott

Statesville, North Carolina
January 31, 1997

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                          December 31, 1996 and 1995


                                                                           Notes    1996      1995
                                                                           -----  ---------  --------
                                                                                (in thousands)

ASSETS

Cash                                                                              $  1,319   $ 2,162
Federal funds sold                                                                     570
Interest-bearing deposits in other financial institutions                            7,916     2,737
Investment securities                                                      2
 Held-to-maturity (Market value: $7,780 in 1996
  and $3,290 in 1995)                                                                7,736     3,269
 Available-for-sale (Cost: $2,731 in 1996
  and $2,299 in 1995)                                                                2,723     2,302
Loans receivable (net of allowance for loan losses of
 $511 in 1996 and $462 in 1995)                                            3        82,992    75,096
Federal Home Loan Bank stock at cost                                                   667       576
Premises and equipment                                                     4           900       949
Accrued interest receivable                                                            310       104
Deferred income tax                                                                    376       334
Refundable income tax                                                                   77        21
Prepaid expenses and other assets                                          8            93       137
Cash surrender value of life insurance                                                 128        64
                                                                                  --------   -------
   Total assets                                                                   $105,807   $87,751
                                                                                  ========   =======


LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:                                                                  5
 Savings accounts                                                                    8,861     9,309
 NOW and MMDA                                                                        3,932     4,348
 Other certificates of deposit                                                      48,626    54,344
 Certificates of deposit, $100,000 and over                                          5,145     5,034
                                                                                  --------   -------
   Total deposits                                                                   66,564    73,035

Advances from the Federal Home Loan Bank                                   6                   1,000
Amounts payable under remittance service agreement                                     636       595
Accrued interest payable                                                               170       147
Accrued expenses and other liabilities                                                 667       412
Accrued cash dividends payable                                                         402
                                                                                  --------
   Total liabilities                                                                68,439    75,189
                                                                                  --------   -------

Stockholders' Equity:
Common stock, no par value 20,000,000 shares authorized:
 1,825,050 shares issued and outstanding                                   1        26,333
Note receivable from ESOP for purchase of common stock                              (2,198)
Retained earnings, substantially restricted                              7,8        13,241    12,563
Unrealized holding gains (losses) on available-for-sale securities, net                 (8)       (1)
                                                                                  --------   -------
   Total stockholders' equity                                                       37,368    12,562
                                                                                  --------   -------

Commitments and contingencies                                            3,9
    Total liabilities and stockholders' equity                                    $105,807   $87,751
                                                                                  ========   =======

See accompanying notes to consolidated financial statements.

                  CONSOLIDATED FINANCIAL STATEMENTS OF INCOME
                  -------------------------------------------
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                          Notes   1996    1995    1994
                                                          -----  ------  ------  ------
                                                                  (in thousands)
Interest income:
 Interest on loans                                               $6,662  $5,980  $5,289
 Interest on deposits in other financial institutions               692     198     312
 Interest and dividends on investment securities:
  Taxable                                                           563     336     302
  Non-taxable                                                        91      88      93
                                                                 ------  ------  ------
   Total interest income                                          8,008   6,602   5,996
                                                                 ------  ------  ------
Interest expense:
 Interest on deposits                                         5   3,604   3,607   2,862
 Interest on borrowings                                               6
                                                                 ------  ------  ------
   Total interest expense                                         3,610   3,607   2,862
                                                                 ------  ------  ------
Net interest income                                               4,398   2,995   3,134
Provision for loan losses                                     3      50     350      26
                                                                 ------  ------  ------
   Net interest income after provision for loan losses            4,348   2,645   3,108
                                                                 ------  ------  ------
Other income:
 Loan fees and charges                                               45      53      41
 Customer service and other fees                                     56      57      54
 Other                                                               13      17      16
                                                                 ------  ------  ------
   Total other income                                               114     127     111
                                                                 ------  ------  ------
Other expenses:
 Compensation and related benefits                                1,013     957     805
 Deposit insurance premiums                                         581     158     148
 Occupancy and equipment expense                                    216     242     216
 Professional fees                                                   36      31      10
 Other                                                              277     217     316
                                                                 ------  ------  ------
   Total other expenses                                           2,123   1,605   1,495
                                                                 ------  ------  ------
   Income before income tax expense                               2,339   1,167   1,724

Income tax expense                                            8     858     430     617
                                                                 ------  ------  ------
Net income                                                       $1,481  $  737  $1,107
                                                                 ======  ======  ======
Net income per share                                          1   $0.82     N/A     N/A
                                                                 ======  ======  ======


See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                -----------------------------------------------
              For the Years ended December 31, 1996, 1995 and 1994


                                                                      Note                  Unrealized        Total
                                               Shares     Common   Receivable   Retained      Holding     Stockholders'
                                             Outstanding   Stock      ESOP      Earnings   Gains/Losses       Equity
                                             -----------  -------  -----------  ---------  -------------  --------------
                                                                (in thousands, except shares outstanding)
Balance at December 31, 1993                           -  $     -     $     -    $10,719           $  -         $10,719
 Net income                                            -        -           -      1,107              -           1,107
 Change in unrealized holding
  gains (losses), net of
  income taxes of $25                                  -        -           -          -            (97)            (97)
                                             -----------  -------  ----------    -------   ------------         -------
Balance at December 31, 1994                           -        -           -     11,826            (97)         11,729
 Net income                                            -        -           -        737              -             737
 Change in unrealized holding
  gains (losses), net of income
  taxes of $24                                         -        -           -          -             96              96
                                             -----------  -------  ----------    -------   ------------         -------
Balance at December 31, 1995                           -        -           -     12,563             (1)         12,562
 Net income                                            -        -           -      1,481              -           1,481
 Net proceeds from issuance of
  no par common stock                          1,825,050   26,333           -          -              -          26,333
 Common stock acquired by
  ESOP                                                 -        -      (2,198)         -              -          (2,198)
 Cash dividends declared
  ($.44 per share)                                     -        -           -       (803)             -            (803)
 Change in unrealized holding
  gains (losses),net of income
  taxes of $3                                          -        -           -          -             (7)             (7)
                                             -----------  -------  ----------    -------   ------------         -------
Balance at December 31, 1996                   1,825,050  $26,333     $(2,198)   $13,241           $ (8)        $37,368
                                             ===========  =======  ==========    =======   ============         =======


See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                 1996      1995      1994
                                                                               --------   -------   --------
                                                                                      (in thousands)
Operating activities:
Net income                                                                     $  1,481   $   737   $  1,107
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation                                                                        96        85         88
 Provision for loan losses                                                                    350         26
 Deferred income taxes                                                              (42)      (66)      (102)
 Decrease (increase) in accrued interest receivable                                (206)       28        (44)
 Increase in cash surrender value of life insurance                                 (64)      (64)
 Decrease (increase) in refundable income taxes                                     (56)       40        (55)
 Increase (decrease) in amounts payable under remittance
  service agreement                                                                  41       296       (290)
 (Increase) decrease in other assets                                                 44       (90)       (17)
 Increase (decrease) in accrued interest payable                                     23        25         34
 Accrued cash dividends payable                                                     402
 Increase (decrease) in other liabilities                                           281       143        122
                                                                               --------   -------   --------
   Net cash provided by operating activities                                      2,000     1,484        869
                                                                               --------   -------   --------
Investing activities:
 Net increase in loans held for investment                                       (7,946)   (9,474)   (12,130)
 Principal collected on mortgage-backed securities                                  108
 Purchase of investment securities classified as available-for-sale                (860)                (630)
 Purchase of investment securities classified as held-to-maturity                (2,760)     (500)
 Purchase of mortgage-backed securities classified as held-to-maturity           (2,298)
 Proceeds from maturities of investment securities classified
  as available-for-sale                                                             439
 Proceeds from maturities of investment securities held-to-maturity                 500     3,280      1,700
 Purchase of FHLB Stock                                                             (91)      (79)
 Purchase of premises and equipment                                                 (47)      (92)       (35)
                                                                               --------   -------   --------
   Net cash used by investing activities                                        (12,955)   (6,865)   (11,095)
                                                                               --------   -------   --------
Financing activities:
 Net increase (decrease) in deposits                                             (6,471)    3,895      4,858
 Proceeds from borrowings                                                                   1,000
 Repayments of borrowings                                                        (1,000)
 Proceeds from issuance of no par common stock                                   26,333
 Loan to ESOP for the purchase of common stock                                   (2,198)
 Cash dividends paid to shareholders                                               (803)
                                                                               --------
   Net cash provided by financing activities                                     15,861     4,895      4,858
                                                                               --------   -------   --------
     Increase (decrease) in cash and cash equivalents                             4,906      (486)    (5,368)
Cash and cash equivalents at beginning of period                                  4,899     5,385     10,753
                                                                               --------   -------   --------
Cash and cash equivalents at end of period                                     $  9,805   $ 4,899   $  5,385
                                                                               ========   =======   ========
Supplemental disclosure of cash flow information:
Cash paid during the period for:
 Interest                                                                      $  3,587   $ 3,581   $  2,828
                                                                               ========   =======   ========
 Income taxes                                                                  $    914   $   390   $    737
                                                                               ========   =======   ========
Supplemental disclosure of noncash transactions:
Unrealized gains (losses) on available-for-sale securities, net of deferred
 taxes (benefit) of $3 for 1996, $24 for 1995 and $25 for 1994                 $      8   $    95   $    (97)
                                                                               ========   =======   ========
Dividends declared but unpaid                                                  $    402   $     -   $      -
                                                                               ========   =======   ========

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

(1) Significant Accounting Policies
    -------------------------------

   Organization and Operations
   ---------------------------

   In March 29, 1996, pursuant to a Plan of Conversion approved by its members and regulators, Mocksville Savings Bank, Inc., SSB (the "Bank") amended and restated its charter to effect its conversion from a North Carolina chartered mutual savings bank to a North Carolina chartered stock savings bank (the "Conversion"), and became a wholly-owned subsidiary of Stone Street Bancorp, Inc. (the "Parent"), a holding company formed in connection with the Conversion. The Bank is primarily engaged in the business of obtaining savings deposits and providing loans to the general public. The principal activity of the Parent is ownership of the Bank.

   Basis of Presentation
   ---------------------

   The consolidated financial statements include the accounts of the Parent and the Bank, together referred to as "the Company". All significant intercompany transactions and balances are eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and the reported amounts of income and expenses for the periods presented. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for loan losses.

   Investment and Mortgage-Backed Securities
   -----------------------------------------

   Management determines the appropriate classification of investment and mortgage-backed securities at the time of purchase and reevaluates such designation at each reporting date. Securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The Company has no trading securities.

   The amortized cost of securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

   Loans Receivable
   ----------------

   Loans held for investment are carried at their principal amount outstanding, net of deferred loan origination fees.

   Interest on loans is recorded as borrowers' monthly payments become due. Accrual of interest income on loans is suspended when, in management's judgment, doubts exist as to the collectibility of principal and interest. Loans are returned to accrual status when management determines, based on an evaluation of the underlying collateral together with the borrower's payment record and financial condition, that the borrower has the capability and intent to meet the contractual obligations of the loan agreement.

   Loan fees are accounted for in accordance with Statement of Financial Accounting Standards No. 91. Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loans' yield over the life of the related loans using a level-yield method. Unamortized net loan fees or costs on loans sold are recorded as gain or loss on sale in the year of disposition.

   Allowance for Loan Losses
   -------------------------

   The Company provides for loan losses on the allowance method. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. Additions to the allowance for loan losses are provided by charges to operating expense. The provision is based upon management's evaluation of the risk characteristics of the loan portfolio under current economic conditions and considers such factors as financial condition of the borrower, collateral values, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, and delinquency trends.

   At December 31, 1996, substantially all of the Company's loans were collateralized by real estate in Davie and adjacent counties. The collateral is predominately owner-occupied residential real estate in which the borrower does not rely on underlying cash flows from the property to satisfy debt service. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in market conditions in the Company's market area. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Various regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(1) Significant Accounting Policies, Continued
    ------------------------------------------

   Effective January 1, 1995, as required, the Company adopted the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan: Income Recognition" (collectively referred to hereafter as "SFAS No. 114"). The adoption of SFAS No. 114 did not have a material effect on the Company's financial condition or results of operations. Under the provisions of SFAS No. 114, the 1996 provision for loan losses related to loans that are identified for impairment in accordance with SFAS No. 114 is based on discounted cash flows using the loans' initial interest rate or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans that are collectively evaluated for impairment (such as residential mortgage and consumer installment loans) are excluded from this impairment evaluation in accordance with SFAS No. 114, and their allowance for loan losses is calculated in accordance with the allowance for loan losses policy described above.

   Investment in Federal Home Loan Bank Stock
   ------------------------------------------

   As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta (FHLB) in the amount of 1% of its outstanding residential loans or 5% of its outstanding advances from the FHLB, whichever is greater. At December 31, 1996, the Bank owned 6,669 shares of the FHLB's $100 par value capital stock.

   Premises and Equipment
   ----------------------

   Premises and equipment are stated at cost. Provisions for depreciation are computed principally using the straight-line method and charged to operations over the estimated useful lives of the assets over 20 years for office buildings and 3 to 10 years for furniture, fixtures, and equipment and other improvements.

   Income Taxes
   ------------

   In February of 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Effective January 1, 1993, the Company adopted Statement 109.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(1) Significant Accounting Policies, Continued
    ------------------------------------------

   Retirement Plan
   ---------------

   The Bank has an employee stock ownership plan which covers substantially all of its employees. Contributions to the plan are determined annually by the Board of Directors based on employee compensation. Prior to establishment of the employee stock ownership plan, the Company had a self-administered, defined contribution retirement plan that covered all eligible employees. This plan was terminated as of January 1, 1996 in conjunction with the Conversion. The Bank also has a 401(k) plan that covers all eligible employees.

   Cash and Cash Equivalents
   -------------------------

   For purposes of reporting cash flows, the Company considers cash, Federal funds sold and interest-bearing deposits in other institutions with original maturities of three months or less to be cash equivalents.

   Earnings Per Share
   ------------------

   Earnings per share has been computed as if the 1,825,050 shares issued on March 29, 1996 had been outstanding for the full year. For purposes of this computation, the number of shares purchased by the Bank's employee stock ownership plan which were purchased with a loan by the Parent Company are not assumed to be outstanding.

   New Accounting Pronouncements
   -----------------------------

   The FASB has issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to be Disposed Of". SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, if estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the asset, an impairment loss is recognized. SFAS 121 also requires that certain long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. SFAS 121 applies prospectively for fiscal years beginning after December 15, 1995. The adoption of this accounting standard did not affect the 1996 financial statements.

   The FASB has also issued SFAS No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65," which provides guidance for the capitalization of originated as well as purchased mortgage servicing rights and the measurement of impairment of those rights. SFAS 122 requires that an entity recognize as separate assets the rights to service mortgage loans for others, however those servicing rights are acquired. SAFS 122 also requires that an entity assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. It should stratify its mortgage servicing rights based on one or more predominant risk characteristics of the underlying loans, and recognize impairment through a valuation allowance for each impaired stratum. SFAS 122 applies prospectively for fiscal years beginning after December 15, 1995. The adoption of this accounting standard did not affect the 1996 financial statements.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(1) Significant Accounting Policies, Continued
    ------------------------------------------

   In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". The statement defines a fair value method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion Number 25 ("APB No. 25"). "Accounting for Stock Issued to Employees". SFAS No. 123 requires that an employers' financial statements include certain disclosures about stock-based compensation arrangements regardless of the method used to account for them. Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied. The disclosure requirements of the statement are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which this statement is initially
   adopted for recognizing compensation cost.   Pro forma disclosures required
   for entities that elect to continue to measure compensation cost using APB No. 25 must include the effects of all awards granted in fiscal years that begin after December 15, 1994. The adoption of this accounting standard had no material impact on the 1996 financial statements.

   SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued in June 1996. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and does not recognize financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Management anticipates that the adoption of the statement should have no material impact on its consolidated financial statements.

   Reclassifications
   -----------------

   Certain reclassifications have been made for 1995 and 1994 to conform with the 1996 presentation. The reclassifications had no effect on previously reported net income or stockholders' equity.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(2)  Investment Securities
     ---------------------

   The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. These investments are to be classified in three categories and accounted for as follows: (1) debt securities that the entity has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with net unrealized gains and losses included in earnings; and (3) debt and equity securities not classified as either held-to-maturity or trading securities are classified as securities available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of equity. The Company adopted SFAS 115 on January 1, 1993. The adoption affected only the held-to-maturity and available-for-sale classifications, with the net unrealized securities gains on the securities available-for-sale of $122,855 net of related deferred taxes of $25,230, reported as a separate component of equity at December 31, 1993. The Company has no trading securities.

   The following is a summary of the securities portfolios by major classification:


                                                        December 31, 1996
                                           --------------------------------------------
                                                          (in thousands)
                                                                              Estimated
                                           Amortized  Unrealized  Unrealized   market
                                             cost       gains       losses      value
                                           ---------  ----------  ----------  ---------
  Securities held-to-maturity:
   US government and agency securities        $4,753         $21         $18     $4,756
   Mortgage-backed securities (1)              2,983          41           -      3,024
                                              ------         ---         ---     ------
    Total securities held-to-maturity          7,736          62          18      7,780
                                              ======         ===         ===     ======
  Securities available-for-sale:
   States and local governments               $2,019         $ 4         $12     $2,011
   Mutual funds                                  712           -           -        712
                                              ------         ---         ---     ------
    Total securities available-for-sale       $2,731         $ 4         $12     $2,723
                                              ======         ===         ===     ======

                                                             December 31, 1995
                                              -----------------------------------------------
                                                               (in thousands)
                                                                                    Estimated
                                              Amortized    Unrealized  Unrealized    market
                                                cost         gains      losses       value
                                              ---------    ----------  ----------   ---------
Securities held-to-maturity:
 US government and agency securities            $2,995         $24         $ -         $3,016
 Mortgage-backed securities (1)                    274           -           -            274
                                                ------         ---         ---         ------
  Total securities                              $3,269         $24         $ -         $3,290
                                                ======         ===         ===         ======
Securities available-for-sale:
State and local governments                     $1,629         $ 3         $ 2         $1,630
Mutual funds                                       670           2           -            672
                                                ------         ---         ---         ------
  Total securities available-for-sale           $2,299         $ 5         $ 2         $2,302
                                                ======         ===         ===         ======

(1) At December 31, 1996 and 1995, the Company owned mortgage-backed securities issued by the General National Mortgage Association (GNMA) and the Federal Home Loan Mortgage Corporation (FHLMC) with an aggregate amortized cost of $2,801,000 and $183,000 respectively, and a market value of $2,825,000 and $199,500.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(2) Investment Securities, Continued
    --------------------------------

  The aggregate amortized cost and approximate market value of the available-for-sale and held-to-maturity securities portfolios at December 31, 1996, by remaining contractual maturity are as follows:


                                            Securities available-for-sale      Securities held-to-maturity
                                            -----------------------------      ---------------------------
                                                                      (in thousands)
                                                               Estimated                       Estimated
                                            Amortized           market          Amortized       market
                                              cost               value             cost          value
                                            ---------          ----------      ------------    -----------
  US government securities:
   Due in 1 year or less                        $    -           $    -            $  998        $1,003
   Due in 1 year through 5 years                     -                -               499           495
  US government agencies securities:
   Due in 1 year or less                             -                -             1,011         1,012
   Due in 1 year through 5 years                     -                -             2,245         2,246
  Obligations of states local governments:
   Due in 1 year or less                           165              164                 -             -
   Due 1 year through 5 years                    1,475            1,478                 -             -
   Due after 5 through 10 years                    379              369                 -             -
  Mortgage-backed securities                                                        2,983         3,024
   Mutual funds                                    712              712                 -             -
                                                ------           ------            ------        ------
   Total securities                             $2,731           $2,723            $7,736        $7,780
                                                ======           ======            ======        ======


  There was no sales activity for held-to-maturity or available-for-sale securities for the years ended December 31, 1996, 1995 and 1994.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(3)  Loans Receivable

     Loans receivable consist of the following:

                                                                           December 31,
                                                                         -----------------
                                                                          1996      1995
                                                                         -------   -------
                                                                          (in thousands)
 Loans secured by first mortgages on real estate:
  Mortgage loans held for investment, primarily one-to-four family       $67,844   $63,329
  Construction loans                                                      12,492    11,735
  Nonresidential real estate                                               5,716     4,260
                                                                         -------   -------
                                                                          86,052    79,324
 Home equity lines of credit                                               2,191     1,890
 Other second mortgage loans                                                 282       295
 Other installment loans                                                     372       222
                                                                         -------   -------
                                                                          88,897    81,731
 Undisbursed proceeds on loans in process                                 (4,385)   (5,211)
 Deferred loan fees                                                       (1,009)     (962)
 Allowance for loan losses                                                  (511)     (462)
                                                                         -------   -------
                                                                         $82,992   $75,096
                                                                         =======   =======



 An analysis of the allowance for loan losses follows:

                                     1996     1995      1994
                                     -----   -------   -------
                                          (in thousands)
 Balance at beginning of period      $ 462   $   115   $    89
 Provision for loan losses              50       350        26
 Loans charged off                      (1)       (3)        -
 Recoveries                              -         -         -
                                     -----   -------   -------
 Balance at end of period            $ 511   $   462   $   115
                                     =====   =======   =======

  At December 31, 1996 and 1995, the Company had no loans which were in nonaccrual status and $486,875 and $248,645, respectively, which were contractually delinquent for 90 days or more and still accruing.

  At December 31, 1996, the Company had mortgage loan commitments outstanding of $4,383,000, and preapproved but unused lines of credit totaled $1,700,000.
  The Company's exposure to credit loss for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Company uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer's creditworthiness is evaluated on an individual basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral obtained varies but may include marketable securities, deposits, real estate, investment assets, and property and equipment. In management's opinion, these commitments, and undisbursed proceeds on loans in process reflected above, represent no more than normal lending risk to the Company and will be funded from normal sources of liquidity.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(3)  Loans Receivable, Continued
     ---------------------------

  The Bank makes loans to executive officers and directors of the Company and to their associates. It is management's opinion that such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. Following is a reconciliation of loans outstanding to executive officers, directors, and their associates for the year ending December 31, 1996.

   Balance at December 31, 1995                  $1,762,792
   New loans                                        835,534
   Repayments                                      (694,444)
                                                 ----------
   Balance at December 31, 1996                  $1,903,882
                                                 ==========



(4)  Premises and Equipment
     ----------------------

 Premises and equipment consist of the following:


                                             December 31, 1996                 December 31, 1995
                                      -------------------------------  ----------------------------------
                                              Accumulated   Net book               Accumulated   Net book
                                       Cost   depreciation    value      Cost      depreciation    value
                                      ------  ------------  ---------  ----------  ------------  --------
                                                                     (in thousands)
 Land                                 $  258          $  -      $258  $      258           $  -      $258
 Office buildings and improvements       834           386       448         834            348       486
 Furniture, fixtures and equipment       500           330       170         478            276       202
 Vehicles                                 26             2        24          13             10         3
                                      ------  ------------      ----  ----------   ------------  --------
                                      $1,618          $718      $900  $    1,583           $634      $949
                                      ======  ============      ====  ==========   ============  ========

(5)  Deposits
     --------

  Time deposits of $100,000 or more totaled $5,144,587 and $5,033,864 at December 31, 1996 and 1995, respectively.

  Interest expense on deposits includes $343,000, $431,000 and $275,000 for the years ended December 31, 1996, 1995 and 1994, respectively, on time deposits of $100,000 or more.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(6) Advances from the Federal Home Loan Bank
    ----------------------------------------

  Advances from the Federal Home Loan Bank of Atlanta, with weighted average interest rates, are as follows:


                                            December 31, 1995
                                            -----------------
                                              (in thousands)
6.25% due on or before December 20, 1996           $  500
5.85% due on or before December 28, 1996              500
                                                   ------
                                                   $1,000
                                                   ======

  There were no FHLB advances outstanding at December 31, 1996. At December 31, 1996, the Bank had additional credit availability from the Federal Home Loan Bank of $12,000,000.

  All advances are secured by all stock in the Federal Home Loan Bank and a blanket floating lien on the Bank's one-to-four family residential mortgage loans.

(7)  Regulatory Restrictions
     -----------------------

  CAPITAL REQUIREMENTS: The Parent is regulated by the Board of Governors of the Federal Reserve System ("FRB") and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission. The Bank is regulated by the Federal Deposit Insurance Corporation ("FDIC") and the Administrator, Savings Institutions Division, North Carolina Department of Commerce (the "Administrator").

  The Bank is subject to capital requirements of the FDIC and the Administrator. The FDIC requires the Bank to maintain minimum ratios of Tier 1 capital to total risk-weighted assets and total capital to risk-weighted assets of 4% and 8%, respectively. Tier 1 capital consists of total shareholders' equity calculated in accordance with generally accepted accounting principles less intangible assets, and total capital is comprised of Tier 1 capital plus certain adjustments, the only one of which applicable to the Bank is the allowance for possible loan losses. Risk-weighted assets refer to the on- and off-balance sheet exposures of the Bank adjusted for their relative risk levels using formulas set forth in FDIC regulations. The Bank is also subject to a FDIC leverage capital requirement, which calls for a minimum ratio of Tier 1 capital (as defined above) to quarterly average total assets of 3% to 5%, depending on the institution's composite ratings as determined by its regulators. The Administrator requires a net worth equal to at least 5% of total assets.

  At December 31, 1996, the Bank was in compliance with all of the aforementioned capital requirements.

  LIQUIDATION ACCOUNT: At the time of Conversion, the Bank established a liquidation account in an amount equal to its net worth at December 31, 1995. The liquidation account will be maintained for the benefit of eligible deposit account holders who continue to maintain their deposit accounts in the Bank after Conversion. Only in the event of a complete liquidation will each eligible deposit account holder be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held before any liquidation distribution may be made with respect to the Parent's common stock. Dividends cannot be paid from this liquidation account.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(7) Regulatory Restrictions, continued
    ----------------------------------

  DIVIDENDS: Subject to applicable law, the Boards of Directors of the Bank and the parent may each provide for the payment of dividends. Future declarations of cash dividends, if any, by the Parent may depend upon dividend payments by the Bank to the Parent. Subject to regulations of the Administrator, the Bank may not declare or pay a cash dividend on or repurchase any of its common stock if its stockholders' equity would thereby be reduced below either the aggregate amount then required for the liquidation account or the minimum regulatory capital requirements imposed by federal and state regulations. In addition, for a period of five years after the Conversion, the Bank will be required, under existing North Carolina regulations, to obtain prior written approval of the Administrator before it can declare and pay a cash dividend on its capital stock in an amount in excess of one-half of the greater of (i) its net income for the most recent fiscal year, or (ii) the average of its net income after dividends for the most recent fiscal year and not more than two of the immediately preceding fiscal years, if applicable. As a result of this limitation, the Bank cannot pay a dividend in excess of $563,500 without the approval of the Administrator.

(8)  Income Taxes
     ------------

  As discussed in note 1, effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". There was a cumulative effect of the change in accounting for income taxes totaling $23,539 in 1993.

  The components of income tax expense (benefit) were as follows:


                           Year ended December 31,
                           -----------------------
                                (in thousands)
                            1996    1995    1994
                           ------  ------  ------

Currently payable:
 Federal                   $ 757   $ 530   $ 583
 State                       139      80      93
                           -----   -----   -----
                             896     610     676
                           -----   -----   -----
Deferred:
 Federal                     (31)   (147)    (47)
 State                        (7)    (33)    (12)
                           -----   -----   -----
                             (38)   (180)    (59)
                           -----   -----   -----
                           $ 858   $ 430   $ 617
                           =====   =====   =====

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(8)  Income Taxes, Continued
     -----------------------

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are shown below:


                                                          December 31,
                                                         --------------
                                                          1996    1995
                                                         ------  ------
                                                         (in thousands)
Allowance for loan losses (net)                          $ 204   $ 184
Deferred loan origination fees, net of deferred costs
 Gross deferred tax assets                                 404     384
Valuation allowance                                        608     568
                                                         -----   -----
 Net deferred tax assets                                   608     568
                                                         -----   -----
Accelerated depreciation                                    52      72
FHLB stock dividends                                       180     162
                                                         -----   -----
 Gross deferred tax liabilities                            232     234
                                                         -----   -----
 Net deferred tax asset                                  $ 376   $ 334
                                                         =====   =====

  The Company has no valuation allowance at December 31, 1996 or 1995 because it has sufficient taxable income in the carryback period to support the realizability of the net deferred tax asset.

  The reconciliation of income taxes at statutory tax rates to income tax expense reported in the statements of income follows:


                                                       December 31,
                                                  ----------------------
                                                   1996    1995    1994
                                                  ------  ------  ------
                                                       (in thousands)
Income taxes at the statutory federal tax rate    $ 798   $ 397   $ 586
State income taxes less federal benefit             120      59      88
Tax exempt interest                                 (38)    (40)    (70)
Other                                               (22)     14      13
                                                  -----   -----   -----
 Total tax expense                                $ 858   $ 430   $ 617
                                                  =====   =====   =====

  Retained earnings at December 31, 1996 includes approximately $2,577,990 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of such amount for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate. Legislation passed in 1996 eliminates the percentage of taxable income method as an option for computing bad debt deductions for 1996 and in all future years. The Bank will still be permitted to take deductions for bad debts, but will be required to compute such deductions using an experience method.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(9) Employee and Director Benefit Plans
    -----------------------------------

  DEFINED CONTRIBUTION RETIREMENT PLAN: The Bank has had a self-administered, defined contribution retirement plan that covered all eligible employees. The Bank's policy has been to fund retirement costs accrued. Under the plan, the Bank contributed an actuarially determined amount based on a participants compensation and years service. In conjunction with the Conversion, the defined contribution retirement plan was terminated as of January 1, 1996. Funds were distributed in 1996. There was no gain or loss upon the termination of the defined contribution retirement plan. Retirement expense of this plan totaled approximately $84,000 in 1995, and $58,000 in 1994.

  401(k) PLAN: During 1994, the Bank implemented a 401(k) plan that covers all eligible employees. During years prior to 1996, the Bank has matched 50% of employee contributions, with the Bank's contribution limited to 3% of each employee's salary. 401(k) matching contributions are funded when accrued. Matching expense totalled approximately $1,900 in 1996, $10,000 in 1995, and $8,000 in 1994.

  EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP"): The Bank has an ESOP whereby an aggregate number of shares amounting to $130,400 were purchased for future allocation to employees. Contributions to the ESOP are made by the Bank on a discretionary basis, and are allocated among ESOP participants on the basis of relative compensation in the year of allocation. Benefits will vest in full upon five years of service with credit given for years of service prior to the conversion.

  The ESOP has been funded by a loan from the Parent in the amount of $2,198,064. The loan is secured by shares of stock purchased by the ESOP and is not guaranteed by the Bank. Principal and interest payments on this loan are funded primarily from discretionary contributions by the Bank. Dividends, if any, paid on shares held by the ESOP may also be used to reduce the loan. The $175,000 cash contribution was used to allocate 7,205 shares to ESOP participants in December 1996. At December 31, 1996, there remain 123,195 unearned ESOP shares with a total fair value of approximately $2,525,500.

  Dividends on unallocated shares are used by the ESOP to repay the debt to the Parent and are not reported as dividends in the consolidated financial statements. Dividends on allocated shares are credited to the accounts of the participants and reported as dividends in the consolidated financial statements.

  MANAGEMENT RECOGNITION PLAN: The Company plans to adopt a Management Recognition Plan ("MRP") which has been approved by the Parent's and the Bank's Boards of Directors and will be submitted to the stockholders of the Parent for approval. The MRP serves as a means of providing existing directors and employees of the Bank with an ownership interest in the Company. Approximately 4% of shares outstanding or 73,002 shares can be awarded under the Plan. No amounts were charged to expense in 1996, 1995 or 1994 in connection with this plan.

  STOCK OPTION PLAN: The Company plans to adopt a Stock Option Plan which has also been approved by the Parent's and the Bank's Boards of Directors and will be submitted to the stockholders of the Parent for approval. The Stock Option Plan is to provide for the granting of options to purchase 182,505 shares, or 10% of the shares issued in the Conversion to employees and directors. No amounts have been charged to expense in 1996, 1995, or 1994 in connection with this plan.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(9) Employee and Director Benefit Plans, continued
    ----------------------------------------------

  DIRECTOR 'S DEFERRED COMPENSATION PLAN: The Bank has a deferred compensation plan for its directors under which the directors would be paid specified amounts during the ten year period following the date that the director becomes 65 years of age. The Bank has purchased life insurance policies with the Bank named as beneficiary to fund the benefits. Total expense related to these plans was approximately $48,000 for 1996, $70,000 for 1995, and $120,000 for 1994.

  EMPLOYMENT AGREEMENTS: In connection with the Conversion, the Bank entered into an employment agreement with its chief executive officer in order to ensure a stable and competent management base. The agreement provides for a three-year term, but upon each anniversary, the agreement automatically extends so that the remaining term shall always be three years. The agreement provides that the nature of the covered employee's compensation, duties or benefits cannot be diminished following a change in control of the Company.

  SEVERANCE PLAN: In connection with the Conversion, the Bank adopted a Severance Plan for the benefit of its employees. The Plan provides for severance pay benefits in the event of a change in control which results in the termination of such employees or diminished compensation, duties, or benefits within two years of a change in control. The employees covered would be entitled to a severance benefit of the greater of (a) the amount equal to two weeks' salary at the existing salary rate multiplied by the employee's number of completed years of service or (b) the amount of one month's salary at the employee's salary rate at the time of termination, subject to a maximum payment equal to two times the employee's annual salary.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(10) Quarterly Financial Data (Unaudited)
     ------------------------------------

   Summarized unaudited quarterly financial data for the year ended December 31, 1996 is as follows:


                                                   First         Second         Third         Fourth
                                                  Quarter        Quarter       Quarter       Quarter
                                                 ---------      --------      ---------     ----------
                                                           (in thousands except per share amounts)
   OPERATING SUMMARY:
   Interest income                                $ 1,774       $  2,082      $  2,086      $  2,066
   Interest expense                                 1,016            884           860           850
   Net interest income                                758          1,198         1,226         1,216
   Provision for loan losses                            -             15            15            20
   Net interest income after provision for
    loan losses                                       758          1,183         1,211         1,196
   Other income                                        26             29            31            27
   Other expenses                                     439            368           847           468
   Income before income tax expense                   345            844           395           755
   Income taxes                                       141            305           126           286
   Net income                                         204            539           269           469
   PER SHARE DATA:
   Earnings                                           N/A            .30           .15           .26
   Cash dividends declared                            N/A            .11           .11           .22
   Dividend payout                                    N/A             37%           73%           85%
   Book value per share                               N/A          21.00         20.18         20.47
   SELECTED AVERAGE BALANCES:
   Assets                                         $92,835       $108,766      $108,343      $105,691
   Investment securities                           14,871         28,281        25,237        21,296
   Loans, net                                      75,883         77,704        79,520        82,081
   Interest-bearing deposits                       72,692         67,951        67,613        66,480
   Stockholders' equity                            16,621         39,401        38,944        37,494


   Summarized unaudited quarterly financial data for the year ended December 31, 1995 is as follows:


                                                   First        Second         Third        Fourth
                                                 Quarter       Quarter       Quarter       Quarter
                                                 -------      --------      --------      --------
                                                     (in thousands except per share amounts)
   OPERATING SUMMARY:
   Interest income                               $ 1,581      $  1,615      $  1,684      $  1,722
   Interest expense                                  825           883           928           971
   Net interest income                               756           732           756           751
   Provision for loan losses                           -             -           335            15
   Net interest income after provision for
    loan losses                                      756           732           421           736
   Other income                                       28            38            33            28
   Other expenses                                    373           399           382           451
   Income before income tax expense                  411           371            72           313
   Income taxes                                      153           140            20           117
   Net income                                        258           231            52           196
   PER SHARE DATA:
   Earnings                                          N/A           N/A           N/A           N/A
   Cash dividends declared                           N/A           N/A           N/A           N/A
   Dividend payout                                   N/A           N/A           N/A           N/A
   Book value per share                              N/A           N/A           N/A           N/A
   SELECTED AVERAGE BALANCES:
   Assets                                        $82,162      $ 82,685      $ 84,300      $ 86,594
   Investment securities                           9,469         9,259         8,411         7,445
   Loans, net                                     66,918        68,654        71,768        74,249
   Interest-bearing deposits                      69,596        69,387        70,769        72,410
   Stockholders' equity                           11,931        12,209        12,475        12,516

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(11)  Parent Company Financial Data
      -----------------------------

   Condensed financial information for Stone Street Bancorp, Inc. (Parent Company) is as follows:


                                                                   December 31, 1996
                                                                   -----------------
                                                                     (in thousands)
CONDENSED BALANCE SHEET
Assets:
 Cash on deposit with bank subsidiary                                    $ 4,272
 Interest bearing deposits                                                 7,531
 Investment securities available for sale at market value:
  Obligations of states and local governments, cost $860,000                 859
 Investment in bank subsidiary                                            25,230
 Other assets                                                                164
                                                                         -------
   Total assets                                                          $38,056
                                                                         =======

 Liabilities and stockholders' equity:
  Accrued taxes, expenses and other liabilities                          $   418
  Stockholders' equity, net                                               37,638
                                                                         -------
   Total liabilities and stockholders' equity                            $38,056
                                                                         =======


                                                                      Year Ended
                                                                   December 31, 1996
                                                                   -----------------
                                                                     (in thousands)
CONDENSED STATEMENT OF INCOME
 Interest income from bank subsidiary                                    $    30
 Interest on interest bearing deposits                                       483
 Interest on loan from bank subsidiary ESOP                                   93
 Interest on investment securities                                             5
                                                                         -------
  Total income                                                               611
 Operating expenses                                                           30
                                                                         -------
  Income before income taxes                                                 581
 Income tax expense                                                          227
                                                                         -------
 Income before equity in undistributed net income of subsidiary              354
 Equity in undistributed net income of bank subsidiary                     1,127
                                                                         -------
   Net income                                                            $ 1,481
                                                                         =======

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(11) Parent Company Financial Data, Continued
     ----------------------------------------


                                                                   Yearr Ended
                                                                 December 31, 1996
                                                                 -----------------
                                                                   (in thousands)
     Cash flows from operating activities:
     Net income                                                       $  1,481
     Adjustments to reconcile net income to
      net cash provided by operating activities:
     Undistributed earnings of bank subsidiary                          (1,127)
     Increase in other assets                                             (164)
     Increase in other liabilities                                         418
                                                                      --------
        Net cash provided by operating activities                          608
                                                                      --------

     Cash flows from investing activities:
      Purchase of available for sale securities                           (860)
                                                                      --------
        Net cash used by investing activities                             (860)

     Cash flows from financing activities:
     Proceeds of issuance of no par common stock                        26,333
     Loan to ESOP for purchase of common stock                          (2,198)
     Capital contribution to Mocksville Savings Bank                   (11,277)
     Cash dividends paid to stockholders                                  (803)
                                                                      --------
        Net cash provided by financing activities                       12,055
                                                                      --------

        Net increase in cash and cash equivalents                       11,803
     Cash and cash equivalents at beginning of year                          -
                                                                      --------
     Cash and cash equivalents at end of year                         $ 11,803
                                                                      ========

     Supplemental disclosure of cash flow information:
      Cash paid during the year for income taxes                      $    283
                                                                      ========
     Supplemental disclosure of noncash transactions:
      Unrealized gains (losses) on securities available for sale
       net of deferred tax benefit of $1                              $      1
                                                                      ========
      Unrealized gains (losses) on subsidiary's securities
       available for sale, net of deferred tax benefit of $3          $      7
                                                                      ========
      Dividends declared but unpaid                                   $    418
                                                                      ========


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(12) Fair Value of Financial Instruments
     -----------------------------------

   Fair value estimates are made by management at a specific point in time, based on relevant information about the financial instrument and the market. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument nor are potential taxes and other expenses that would be incurred in an actual sale considered. Fair value estimates are based on judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions and/or the methodology used could significantly affect the estimates disclosed. Similarly, the fair values disclosed could vary significantly from amounts realized in actual transactions.

   Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

   The following table presents the carrying values and estimated fair values of the Company's financial instruments at December 31, 1996:


                                            Carrying   Estimated
                                             value     fair value
                                            ---------  ----------
                                                (in thousands)
Financial assets:
      Cash and interest-bearing deposits      $ 9,805     $ 9,805
      Investment securities:
       Available-for-sale                       2,723       2,723
       Held-to-maturity                         7,736       7,780
      Net loans                                82,992      82,617
      Federal Home Loan Bank stock                667         667

     Federal liabilities:
      Deposits                                 66,564      66,667

   The estimated fair values of net loans and deposits are based on cash flows discounted at market interest rates. The carrying values of other financial instruments, including various receivables and payables, approximate fair value.

   At December 31, 1996, the Company had outstanding commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be complete, and, therefore, they are deemed to have no current fair market value. Refer to note 3.

                                 CAPITAL STOCK
                            -----------------------

  Stone Street Bancorp's common stock is traded on the American Stock Exchange under the symbol SSM. As of December 31, 1996, there were 1,825,050 shares outstanding and 721 shareholders of record, not including the number of persons or entities whose stock is held in nominee or street name through various brokerage firms or banks. Payment of dividends by the Bank subsidiary to the Parent is subject to various restrictions. Under applicable banking regulations, the Bank may not declare a cash dividend if the effect thereof would be to reduce its net worth to an amount less than the minimum required by federal and state banking regulations. In addition, for a period of five years after the consummation of the Bank's stock conversion, which occurred on March 29, 1996, the Bank will be required to obtain prior written approval from the Administrator of the Savings Institutions Division, North Carolina Department of Commerce, before it can declare a cash dividend in an amount in excess of one-half the greater of (i) its net income for the most recent fiscal year of (ii) the average of its net income after dividends for the most recent fiscal year and not more than two of the immediately preceding fiscal years, as applicable.

           QUARTERLY COMMON STOCK PERFORMANCE AND DIVIDENDS DECLARED
                      FOR THE YEAR ENDED DECEMBER 31, 1996





                                            Stock Price
                                          ------------------
                                           High        Low      Dividends Declared, Per Share
                                          -------    -------    -----------------------------
  Second quarter ended June 30*           $18 5/8    $16 1/2                $.11

  Third quarter ended September 30             18         16                 .11

  Fourth quarter ended December 31 (1)     20 5/8     18 1/8                 .22


-----------------
  *The common stock did not begin trading until April 1, 1996

  (1) Includes regular cash dividend of $.11 per share and special dividend of $.11.