Form 10-K, Exhibit 13
period 1997-12-31
STONE STREET BANCORP INC
filed 1998-03-27
CIK 1004643

                            SELECTED FINANCIAL DATA

                             ---------------------

                                           Year Ended December 31,

                               1997       1996       1995      1994      1993
--------------------------------------------------------------------------------
                                            (dollars in thousands)
Summary of Operations:
Interest income              $  8,353   $  8,008   $ 6,602   $ 5,996   $ 5,680
Interest expense                3,491      3,610     3,607     2,862     2,730
                             -------------------------------------------------
Net interest income             4,862      4,398     2,995     3,134     2,950
Provision for loan losses          60         50       350        26        25
                             -------------------------------------------------
Net interest income after
 provision for loan losses      4,802      4,348     2,645     3,108     2,925
Other income                      145        114       127       111       125
Other expenses (1)              2,514      2,123     1,605     1,495     1,202
                             -------------------------------------------------
Income before tax expense       2,433      2,339     1,167     1,724     1,848
Income tax expense                901        858       430       617       700
Cumulative effect of a
 change in accounting
 principle                                                                 (24)
                             -------------------------------------------------
  Net income                 $  1,532   $  1,481   $   737   $ 1,107   $ 1,124
                             =================================================

Selected Year-End Balances:
Total assets                 $108,092   $105,807   $87,751   $81,560   $75,826
Loans receivable, net          92,967     82,992    75,097    65,973    55,890
Investments (2)                11,483     18,945     8,884    12,693    17,022
Deposits                       66,973     66,564    73,035    69,140    64,282
FHLB Advances                   7,800          -     1,000         -         -
Stockholders' equity           31,076     37,368    12,562    11,729    10,719

Average Balance Sheet Data:
Total assets                 $105,617   $103,874   $83,921   $78,890   $70,256
Total earning assets          101,909    102,336    83,058    76,125    67,128
Loans receivable, net          87,489     78,797    70,397    61,301    52,288
Investments (2)                13,696     22,907    12,481    14,825    14,840
Deposits                       66,520     68,684    70,541    66,713    59,301
FHLB Advances                   2,788         83       167         -         -
Stockholders' equity           33,869     33,115    12,283    11,317    10,219

Selected Financial Ratios:
Return on average assets         1.45%      1.43%      .88%     1.40%     1.60%
Return on average equity         4.52%      4.48%     6.00%     9.78%    11.00%
Average equity to average
 assets                         32.07%     31.88%    14.64%    14.34%    14.54%
Interest rate spread (tax
 equivalent basis)               3.16%      2.62%     2.86%     3.59%     3.86%
Net interest margin (tax
 equivalent basis)               4.77%      4.32%     3.62%     4.12%     4.39%
Dividend payout ratio           55.22      54.32       N/A       N/A       N/A
Cash dividends declared
 per common share (3)        $   4.45   $   0.44       N/A       N/A       N/A
Earnings per
 share--basic(4)             $   0.82   $   0.82       N/A       N/A       N/A
Earnings per
 share--diluted (4)          $   0.82   $   0.82       N/A       N/A       N/A

(1) In 1996, a one time special assessment of $456,000 was imposed on Savings Association Insurance Fund (SAIF) insured institutions to recapitalize the SAIF.

(2) Includes investment securities, mortgage backed-securities, interest-bearing deposits, and federal funds.

(3) Includes a $4.00 special return of capital dividend paid on July 11, 1997.

(4) Earnings per share--basic and diluted for 1997 was calculated using weighted average shares outstanding of 1,872,451 shares. Earnings per share for 1996 was computed as if the 1,825,050 shares issued on March 29, 1996 had been outstanding on January 1, 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

                       --------------------------------

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

In 1997 the Company completed its year once again with record earnings. Net income increased to $1.53 million for the year ended December 31, 1997 compared to $1.48 million in 1996 and $.7 million in 1995. Growth in net interest income combined with an increase in other income outpaced an increase in other expense to make 1997 the most profitable year for the Company.

                              Income and Expense

                               ----------------

   Net interest income is the Company's primary source of earnings. Table 1 shows that tax-equivalent net interest income increased by $464,000 or 10.6% in 1997 to $4.9 million from $4.4 in 1996. Tax equivalent net interest income in 1996 was $4.4 million as compared to $3.0 million in 1995, an increase of $1.4 million or 46.7%. Net interest income is analyzed on a tax-equivalent basis to adjust for the nontaxable status of income earned on certain investments such as municipal bonds.

The increase in tax-equivalent interest income in 1997 as compared to 1996 was primarily the result of the increase in the weighted average yield from 7.87% in 1996 to 8.20% in 1997 combined with an increase in the average balances.
Average loans increased by $8.7 million or 11.0% to $87.5 million. Average investments increased by $1.9 million or 24.9% as stock conversion proceeds which were initially invested in liquid interest-bearing deposits in the FHLB were used to purchase investments. The weighted average yield on interest-earning assets increased by 33 basis points in 1997. In 1996, tax-equivalent interest income rose 21.2% primarily due to increases in the average balances of interest-earning assets of 22.7% increasing from $82.9 million in 1995 to $101.7 million in 1996.

Interest expense decreased by $119,000 in 1997 due primarily to a reduction in the weighted average rate paid on interest- bearing liabilities of 19 basis points. The balance of average interest-bearing liabilities increased $541,000 or .78% primarily due to the $2.8 million increase in average balance of borrowings from the FHLB net of $2.2 decrease in average deposits.

Interest expense increased by only $4,000 in 1996. Average interest-bearing liabilities decreased by $1.8 million or 2.74% in 1996 while the average rate
paid on those liabilities increased by 14 basis points.   As a result, the
increase in interest expense in 1996 was due primarily to increases in deposit rates.

Interest rate spread (on a tax equivalent basis) increased to 3.16% in 1997 from 2.62% in 1996 due to the increase in the yield on interest earning assets combined with the decrease in average rate on interest bearing liabilities. Net interest margin increased to 4.77% in 1997 from 4.32% in 1996. Interest rate spread declined to 2.62% in 1996 from 2.86% in 1995 as the increase in the cost of interest-bearing liabilities outpaced the increase in the yield on interest-earning assets. Despite the decline in interest rate spread, net interest margin (on a tax equivalent basis) increased to 4.32% in 1996 from 3.62% in 1995. While Conversion proceeds were invested at yields somewhat less than the weighted average yield on total interest-earning assets, those investments contributed to the increase in net interest margin.

--------------------------------------------------------------------------------

Table 2 shows the effect of variances in volume and rate on taxable-equivalent interest income, interest expense, and net interest income. The table shows that increases in net interest income were due to volume and rate changes in 1997 while increases in net interest income in 1996 were primarily due to volume changes.


Table 1:  NET INTEREST INCOME ANALYSIS-TAX EQUIVALENT
-------------------------------------------------------------------------------------------------------------------------------

                                                     1997                          1996                         1995
                                         ---------------------------   ---------------------------   --------------------------

                                                             Average                       Average                      Average
                                          Average             Yield/    Average             Yield/   Average             Yield/
                                          Balance  Interest     Rate    Balance  Interest     Rate   Balance  Interest     Rate
                                         ---------------------------   ---------------------------   --------------------------
                                                                          (dollars in thousands)
Assets:
Interest-earning assets:
 Loans receivable (1)                    $ 87,489    $7,490     8.56%  $ 78,797    $6,662     8.45%  $70,397    $5,980     8.50%
 Investment securities (2)                  9,517       519     5.45%     7,617       607     6.75%    8,646       383     4.43%
 Interest-bearing deposits                  4,179       291     6.96%    14,645       692     4.72%    3,273       198     6.04%
 FHLB common stock                            724        53     7.32%       645        47     7.29%      562        41     7.30%
                                         ---------------------------   ---------------------------   --------------------------
Total interest-earning assets             101,909     8,353     8.20%   101,704     8,008     7.87%   82,878     6,602     7.97%
Non-interest-earning assets                 3,708                         2,170                        1,043
                                         --------                      --------                      -------
  TOTAL                                  $105,617                      $103,874                      $83,921
                                         ========                      ========                      =======

Liabilities and stockholders' equity:
Interest-bearing liabilities:
 Deposit accounts                        $ 66,520    $3,345     5.03%  $ 68,684     3,604     5.24%  $70,541    $3,607     5.11%
 FHLB advances                              2,788       146     5.24%        83         6     8.43%        -         -        -
                                         ---------------------------   ---------------------------   --------------------------
Total interest-bearing liabilities         69,308     3,491     5.04%    68,767     3,610     5.25%   70,541     3,607     5.11%
Non-interest-bearing liabilities            2,440                         1,992                        1,097
Stockholders' equity                       33,869                        33,115                       12,283
                                         --------                      --------                      -------
  TOTAL                                  $105,617                      $103,874                      $83,921
                                         ========                      ========                      =======

Net interest income and interest
 rate spread                                         $4,862     3.16%              $4,398     2.62%             $2,995     2.86%
                                                     ======   ======               ======   ======              ======   ======
Net interest- earning assets
 and net interest margin                 $ 32,601               4.77%  $ 32,937               4.32%  $12,337               3.62%
                                         ========             ======   ========             ======   =======             ======
Ratio of interest-earning assets
 to interest bearing liabilities                              147.04%                       147.90%                      117.49%
                                                              ======                        ======                       ======

(1)  Includes nonaccrual loans

(2) Interest earned on tax-exempt investment securities has been adjusted to a tax-equivalent basis using the applicable federal rate of 34% and state rates in 1997 and 1996 of 7.50%, and 7.75% respectively, and reduced by the nondeductible portion of interest expense.


Table 2:  RATE/VOLUME ANALYSIS
--------------------------------------------------------------------------------------------------------------

                                                      1997 vs 1996                      1996 vs 1995
                                              -----------------------------   --------------------------------
                                                               Rate/                           Rate/
                                              Volume   Rate   Volume    Net   Volume   Rate   Volume     Net
                                              -----------------------------   --------------------------------
                                                                   (dollars in thousands)

Interest income (tax-equivalent) on:
 Loans                                         $ 734    (86)      (8)   828   $  714    (31)   $  (4)  $  679
 Investment securities                           151   (191)     (48)   (88)     (45)   306      (37)     224
 Interest-bearing deposits                      (494)   328     (235)  (401)     687    (43)    (150)     494
 FHLB common stock                                 6      -        -      6        6      -        -        6
                                              -----------------------------   --------------------------------
  Total interest income                          397    223     (275)   345    1,362    232     (191)   1,403
                                              -----------------------------   --------------------------------

 Deposit accounts                               (113)  (151)       5   (259)     (95)    92        -       (3)
 FHLB advances                                   228     (3)     (85)   140        7      -        -        7
                                              -----------------------------   --------------------------------
  Total interest expense                         115   (154)     (80)  (119)     (88)    92        -        4
                                              -----------------------------   --------------------------------

Increase (decrease) in net interest income     $ 282    377     (195)   464   $1,450   $140    $(191)  $1,399
                                              =============================   ================================

--------------------------------------------------------------------------------

                         INCOME AND EXPENSES Continued

                           Provision for Loan Losses

   The provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level considered adequate to cover loan losses based on existing loan levels and types of loans outstanding, nonperforming loans, prior loan loss experience, industry standards and general economic conditions. Provisions for loan losses were $60,000 in 1997 compared to $50,000 in 1996, and $350,000 in 1995. During 1995, the provision and resulting allowance for loan losses were increased based on management's efforts to reflect industry practices regarding the allowance for loan losses. During 1996 and 1997, the provision was lowered, largely as a result of an improved level of the relationship between the allowance and outstanding loans.

                                 Other Income

   Other income increased from $114,000 in 1996 to $145,000 in 1997, and was $127,000 in 1995. The increase in other income was primarily in customer service charges and other fees which increased $30,000 in 1997 from the 1996 level. Other income in 1996 decreased $8,000 over the 1995 amount. This decrease was primarily in loan fees and charges that totaled $45,000 in 1996 compared to $53,000 in 1995.

                                Other Expenses

   Other expenses increased by 18.4% in 1997 compared to an increase of 32.3% in 1996. As a percent of average assets, other expense for 1997 was 2.4% as compared to 2.0% in 1996 and 1.9% in 1995.

Other expenses totaled $2,514,000 in 1997 compared to $2,123,000 and $1,605,000 in 1996 and 1995, respectively. This significant increase was primarily attributable to large expenses that occurred in the second quarter of fiscal year 1997 related to the ESOP and MRP plans of the Company. First, in 1997, the Company recorded $351,000 of compensation expense related to the Company's employee stock ownership plan ("ESOP"), primarily associated with the release and allocation of approximately 23,617 shares of common stock of the Parent to participants of the ESOP during 1997. The special dividend paid on the Parents stock on July 11, 1997 and management's decision to use the special dividends paid on the unallocated shares of the Parent's common stock held by the ESOP to pre-pay the ESOP loan from the Parent to the ESOP resulted in a significant portion of that share release, approximately 15,869 shares. As a result, approximately, $171,000 of the ESOP-related compensation expense is deemed to be of a non-recurring nature.

Without the effect of the non-recurring portion of ESOP-related compensation expense, other expenses would have totaled $2,343,000, a $220,000 increase from 1996. Compensation and fringe benefits, excluding non-recurring items, increased by $569,000 to $1,582,000 compared to $1,013,000 in 1996, primarily related to the ESOP and the Company's management recognition plan ("MRP"). The ESOP, which was established in conjunction with the Conversion in 1996 provides a potentially higher level of retirement benefits to employees than the previous retirement plan. The recurring portion of ESOP-related compensation expense for 1997 totaled $180,000 compared to $175,000 recorded for 1996. Also contributing to the increase in compensation expense was $353,000 of amortization of deferred compensation associated with the MRP implemented May 9, 1997.

"Other" other expenses increased $113,000 to $390,000 in 1997 from $277,000 in 1996 due to increases in marketing expenses, shareholder reporting expenses, and franchise tax expenses. These increased expenses are mitigated to a degree by a $535,000 decrease in FDIC-insurance premiums to $46,000 for 1997 from $581,000 for 1996 which included a special one time assessment of $456,000. Deposit insurance premiums decreased starting with the quarter ended December 31, 1996. The reduced level of FDIC-insurance premiums is anticipated to continue into the future.

Occupancy and equipment expense increased by $45,000 or 20.8% in 1997 over 1996 as the Bank improved its customer information technology. Professional fees increased $28,000 from 1996 which included costs associated with the conversion and regulatory filings.

--------------------------------------------------------------------------------

                        ANALYSIS OF FINANCIAL CONDITION

                          ---------------------------

Other expenses increased by 32.3% in 1996 compared to an increase of 7.4% in 1995. As a percent of average assets, other expense for 1996 was 2.0% as compared to 1.9% in 1995.

Compensation and fringe benefits in 1996 representing over 47.72% of total other expenses increased by $56,000 or 5.9% over 1995. Retirement expense increased by $24,000 in 1996 over 1995. Retirement expense in 1996 reflects the implementation of the Bank's Employee Stock Ownership Plan ("ESOP") which provides a higher level of retirement benefits to employees than the retirement plan which was in place in previous years. Director's compensation increased by $21,500 in 1996 due to extra meetings associated with the Conversion and employee benefit programs.

Occupancy and equipment expense decreased by $26,000 in 1996 from 1995. Reasons for the increase in 1995 included investments in technology primarily the installation of an ATM machine, and related costs. Deposit insurance premiums increased $423,000 over the 1995 level due to the special one time assessment by the FDIC in September, 1996. Professional fees increased by $5,000 in 1996 compared to 1995 as the Company obtained assistance in making the transition from mutual to stock ownership.

Management continues to look for ways to improve cost efficiency while offering new services to its customers.

                              Income Tax Expense

          Income tax expense increased $43,000 or 5.0% to $901,000 in 1997 from $858,000 in 1996. The effective tax rate was 37.0% in 1997 to 36.7% in 1996.
Income tax expense totaled $430,000 in 1995, and the effective tax rate was 36.8%. Changes in income tax expenses were caused primarily by changes in net income.

                        ANALYSIS OF FINANCIAL CONDITION

                          ---------------------------

   On March 29, 1996 Mocksville Savings Bank, Inc., SSB (the "Bank") completed its conversion from a mutual to a stock savings bank through the sale of 1,825,050 shares of no par common stock of Stone Street Bancorp, Inc. (the "Parent"). Total proceeds of $27,375,750 were reduced by Conversion expenses of $1,116,905. The Parent retained 50% of the net conversion proceeds after deducting the proceeds of a loan to the Bank's Employee Stock Ownership Plan ("ESOP") and paid the balance to the Bank in exchange for the common stock of the Bank issued in the Conversion. The increase in assets from $87.8 million at December 31, 1995 to $105.8 million at December 31, 1996 is directly attributable to proceeds of the Conversion which were invested in loans and investment securities.

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

At December 31, 1997, the net loan portfolio totaled $93.0 million and represented 86% of total assets. During 1997, loans increased by $10.0 million or 12%. Loan originations increased from $23.3 million in 1996 to $27.6 million in 1997, largely in response to the Company's efforts to expand its loan programs into adjacent counties. The relative composition of the Company's loan portfolio has remained consistent during recent years, with residential one-to-four family loans comprising approximately 82% of the portfolio as of December 31, 1997. Table 3 sets forth the composition of the loan portfolio at the dates indicated.


Table 3:  TYPES OF LOANS
-----------------------------------------------------------------------------------------------------------------------------------

                                                                         December 31,
                              -----------------------------------------------------------------------------------------------------
                                     1997                 1996                1995                 1994                 1993
                              ------------------   -------------------  ------------------   ------------------  ------------------
                              Amount  Percentage    Amount  Percentage  Amount  Percentage   Amount  Percentage  Amount  Percentage
                              ------  ----------    ------  ----------  ------  ----------   ------  ----------  ------  ----------
                                                                      (dollars in thousands)
Real estate loans:
 Residential 1-4 family       $76,894   82.71%     $67,844   81.75%     $63,329   84.33%     $54,321   82.34%     $45,724   81.81%
 Nonresidential real estate     9,541   10.26        5,716    6.88        4,260    5.67        4,987    7.56        5,312    9.50
 Home equity and other
  second mortgage               2,675    2.88        2,473    2.98        2,185    2.91        1,423    2.16        1,447    2.59
 Construction                   8,571    9.22       12,492   15.05       11,735   15.63       11,589   17.56        8,033   14.37
                              ---------------      ---------------      ---------------      ---------------      ---------------
  Total real estate loans      97,681  105.07       88,525  106.66       81,509  108.54       72,320  109.62       60,516  108.27
Other installment loans           632     .68          372     .45          222     .30          197    0.30          133    0.24
   Less:
 Unearned fees                  1,058    1.14        1,009    1.22          962    1.29        1,095    1.66          711    1.27
 Loans in process               3,718    4.00        4,385    5.28        5,211    6.94        5,334    8.09        3,959    7.08
 Allowance for loan losses        570     .61          511     .61          462     .61          115    0.17           89    0.16
                              ---------------      ---------------      ---------------      ---------------      ---------------
 Total reductions               5,346    5.75        5,905    7.11        6,635    8.84        6,544    9.92        4,759    8.51
                              ---------------      ---------------      ---------------      ---------------      ---------------

   Total loans, net           $92,967  100.00%     $82,992  100.00%     $75,096  100.00%     $65,973  100.00%     $55,890  100.00%
                              ===============      ===============      ===============      ===============      ===============
-----------------------------------------------------------------------------------------------------------------------------------


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

The following table sets forth the time to repricing or contractual maturity of the Company's loan portfolio at December 31, 1997. Loans which have adjustable rates are shown as being due in the period during which rates are next subject to change, while fixed rate and other loans are shown as due in the period of contractual maturity. Demand loans, loans having no stated maturity and overdrafts are reported as due in one year or less. The table does not include prepayments or scheduled principle repayments. Amounts in the table are net of loans in process.

Table 4:  LOAN MATURITIES
-----------------------------------------------------------------------------------------------
                                                     December 31, 1997
                             ------------------------------------------------------------------
                                         Over 1    Over 3     Over 5
                             One Year    Year to   Years to   Years to    Over 10
                             Or Less     3 Years   5 Years    10 Years     Years       Total
                             ------      -----     ------     -------     -------     -------
                                                (dollars in thousands)
Fixed rate 1-4 family        $   89       $475     $2,934     $31,027     $45,154     $79,679
Adjustable rate 1-4 family    1,247                                                     1,247
Adjustable home equity        2,438                                                     2,438
Fixed rate-nonresidential         1         41        709       3,858       4,932       9,541
Other loans                     632                                                       632
Less:
 Allowance for loan losses     (570)                                                     (570)
                             ------       ----     ------     -------     -------     -------
  Total Loans                $3,837       $516     $3,643     $34,885     $50,086     $92,967
                             ======       ====     ======     =======     =======     =======
-----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                  Asset Quality and Allowance for Loan Losses


The following table sets forth information with respect to nonperforming assets including nonaccrual loans and real estate owned at the dates indicated.

Table 5:  SUMMARY OF NONPERFORMING AND PROBLEM ASSETS
--------------------------------------------------------------------------------

                                                December 31,
                             --------------------------------------------------
                               1997       1996       1995      1994      1993
                             ---------  ---------  --------  --------  --------
                                           (dollars in thousands)

Total nonaccrual loans       $      -   $      -   $     -   $     -   $     -
Total restructured loans            -          -         -         -         -
                             --------   --------   -------   -------   -------
 Total nonperforming loans          -          -         -         -         -
                             --------   --------   -------   -------   -------
Real estate owned                              -         -         -         -
In-substance foreclosures           -          -         -         -         -
                             --------   --------   -------   -------   -------
 Total foreclosed property          -          -         -         -         -
                             --------   --------   -------   -------   -------
Total nonperforming assets   $      -   $      -   $     -   $     -   $     -
                             ========   ========   =======   =======   =======

Accruing loans, delinquent
 90 days or more             $    295   $    423   $   201   $   280   $   292
                             ========   ========   =======   =======   =======

Nonperforming loans to
 total loans                     0.00%      0.00%     0.00%     0.00%     0.00%
Nonperforming assets to
 total assets                    0.00%      0.00%     0.00%     0.00%     0.00%
Total assets                 $108,092   $105,807   $87,751   $81,560   $75,826
Total loans, net             $ 92,967   $ 82,992   $75,097   $65,973   $55,890
--------------------------------------------------------------------------------

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

The provision for loan losses is calculated and charged to earnings to maintain the total allowance for loan losses at a level considered adequate to cover loan losses based on existing loan levels, types of loans outstanding, nonperforming loans, prior loan loss experience, industry standards and general economic conditions. Provisions for loan losses were $60,000 in 1997 compared to $50,000 in 1996, and $350,000 in 1995. During 1995, the provision and resulting allowance for loan losses were increased based on management's efforts to reflect industry practices regarding the allowance for loan losses. During 1996 and 1997, the provision was lowered, largely as a result of an improved level of the relationship between the allowance and outstanding loans.

--------------------------------------------------------------------------------

The following tables describe the activity related to the allowance for loan losses and the allocation of the allowance for loan losses to various categories of loans for the periods indicated.

Table 6:  ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
--------------------------------------------------------------------------------

                                              Year Ended December 31
                                       1997    1996    1995    1994    1993
                                      ------  ------  ------  ------  ------
                                                  (in thousands)

Balance, beginning of period          $ 511   $ 462   $ 115   $  89   $  65
Provision for loan losses                60      50     350      26      25
Charge-offs                               1       1       3       -       1
Recoveries                                -       -       -       -       -
                                      -----   -----   -----   -----   -----
Balance, end of period                $ 570   $ 511   $ 462   $ 115   $  89
                                      =====   =====   =====   =====   =====

Allowance as a percentage of loans      .61%    .62%    .62%    .17%    .16%

Table 7:  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
--------------------------------------------------------------------------------

                                                   December 31,
                                         ---------------------------------
                                         1997   1996   1995   1994   1993
                                         ---------------------------------
                                                  (in thousands)

Residential 1-4 family                   $ 154  $ 138  $ 127  $  45  $  35
Nonresidential real estate                 171    153    138     23     19
Home equity and other second mortgage       58     52     46     12     10
Construction                               143    128    115     24     16
                                         ---------------------------------
Total real estate loans                    526    471    426    104     80
Other loans                                 44     40     36     11      9
                                         ---------------------------------
Total allowance for loan losses          $ 570  $ 511  $ 462  $ 115  $  89
                                         =================================

The allocation of the allowance for loan losses to the respective loan classifications is not necessarily indicative of future losses or future allocations. Refer to Table 3 for percentages of loans in each category to total loans.


                             Investment Securities

   Interest and dividend income from interest bearing deposits and investment securities generally provides the second largest source of income to the Company after interest on loans. The Company's interest bearing deposits primarily include deposits with the FHLB of Atlanta and federal funds, while its portfolio of investment securities includes U.S. government and agency securities, mortgage-backed securities, obligations of states and local governments and mutual funds. The mortgage-backed securities consist of collateralized mortgage obligations issued by the GNMA and FHLMC which are secured by mortgage-backed securities guaranteed by the GNMA or FHLMC.

Interest bearing deposits totaled $2.5 million at December 31, 1997, a decrease of $5.4 million from 1996. These funds were used to pay the special dividend of $4.00 per share in July 1997 to the stockholders. The Company also had $1,034,000 of federal funds sold at December 31, 1997, an increase of $464,000 over 1996.

Investment securities totaled $7.7 million at December 31, 1997, a decrease of $2.7 million from $10.4 million at December 31, 1996. Proceeds from matured investments were also used to fund the special dividend paid to stockholders in 1997. At December 31, 1997, net unrealized gains of $4,678 were included in the carrying value of securities classified available-for-sale compared to net unrealized losses of $7,600 on such securities at December 31, 1996. Net unrealized gains or losses were caused by fluctuations in market interest rates rather than by concerns about the issuer's ability to meet their obligations.

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

Table 8:  INVESTMENT SECURITIES - MATURITY/YIELD SCHEDULE
---------------------------------------------------------

                                                                           More than
                                One Year or Less    1 Year to 5 Years  5 Years to 10 Years       Over 10 Years              Total
                               ------------------- ------------------- --------------------  -----------------   ------------------
                                         Weighted           Weighted   Weighted              Weighted            Weighted
                               Carrying   Average  Carrying  Average   Carrying    Average   Carrying  Average   Carrying  Average
                                Value      Yield    Value     Yield      Value      Yield     Value     Yield     Value     Yield
                               --------  --------- -------- ---------  ---------  ---------  --------  --------  --------  --------
                                                                     (dollars in thousands)
Held-to-Maturity:
U.S. government and agency       $ 2,749   5.59%    $ 740     5.22%     $    -         -%    $     -        -     $ 3,489    5.53%
Mortgage-backed securities (1)        -      -         -        -            -         -       2,400     7.38 %     2,400    7.38
                                 --------------     --------------      ----------------     ----------------     ---------------
   Total held-to-maturity        $ 2,749   5.59%    $ 740     5.22%     $    -         -%    $ 2,400     7.38 %   $ 5,889    6.28%
                                 --------------     --------------      ----------------     ----------------     ---------------

Available-for-sale:
State and local government (2)   $ 1,090   5.69%    $   -        -      $  764      6.28%    $     -        -     $ 1,854    5.93%
                                 --------------     --------------      ----------------     ----------------     ---------------
   Total available-for-sale      $ 1,090   5.69%        -        -         764      6.28%          -        -       1,854    5.93%
                                 --------------     --------------      ----------------     ----------------     ---------------
Total investments
   at carrying value             $ 3,839   5.63%    $ 740     5.22%     $  764      6.28%    $ 2,400     7.38%    $ 7,743    6.20%
                                 ==============     ==============      ================     ================     ===============

(1) Mortgage-backed securities are shown at their weighted average expected life obtained from an outside evaluation of the average remaining life of each security based on historic prepayment speeds of the underlying mortgages at December 31, 1997.

(2) Yields are stated on taxable equivalent basis assuming statutory tax rates of 34% for federal and 7.50% for state purposes. Book yields without regard to tax-equivalent adjustments are: one year or less, 5.18%; two to five years, 5.22%; six to ten years, 4.60%; more than ten year, 7.38%; total, 5.81%.

In addition to the investment securities discussed above, the Company also earns interest on its correspondent bank account at the Federal Home Loan Bank ("FHLB") of Atlanta and dividends on its FHLB stock. The Bank is required to maintain, as a condition of membership, an investment in stock of the FHLB of Atlanta equal to the greater of 1% of outstanding home loans or 5% of its outstanding advances. No ready market exists for such stock, which is carried at cost. As of December 31, 1997, the Company's investment in stock of the FHLB of Atlanta was $741,000.

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

                                   Deposits

--------------------------------------------------------------------------------

   Deposits totaled $67.0 million at December 31, 1997, compared to $66.6 million at December 31, 1996, an increase of approximately $409,000. The following table sets forth certain information regarding the Company's average savings deposits for the last three years.

Table 9:  AVERAGE DEPOSITS
--------------------------------------------------------------------------------

                                              1997                 1996                  1995
                                        -----------------    ------------------   ------------------
                                        Average   Average    Average   Average     Average   Average
                                         Amount     Rate     Amount     Rate       Amount     Rate
                                        -----------------    ------------------   -----------------
                                                           (dollars in thousands)

NOW and money market deposit account    $ 4,260     1.71%    $ 3,996    1.80%      $ 4,521     1.81%
Savings account                          11,928     3.00       9,270    3.51         9,525     3.02
Certificates of deposit                  50,332     5.79      55,418    5.84        56,495     5.73
                                        ----------------     ---------------       ----------------
 Total deposits                         $66,520     5.03%    $68,684    5.24%      $70,541     5.11%
                                        ================     ===============       ================

As of December 31, 1997, the Company had outstanding $5,514,098 in time certificates of deposit of $100,000 or more. Maturities of certificates of deposits of $100,000 or more at December 31, 1997 were as follows: three months or less, $2,480,837; over three months through six months, $794,089, over six months through twelve months $1,607,599; and over one year through twenty-four months, $528,495; and over twenty-four months, $103,078.

                                    Borrowings

   The Company's principal source of long-term borrowings are advances from the FHLB of Atlanta. As a requirement for membership, the Bank is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances on the security of that stock and a floating lien on its family residential mortgage loans. Each credit program has its own interest rate and range of maturities. At December 31, 1997, the Company had outstanding FHLB advances totaling $7,800,000, compared to no advances outstanding at December 31, 1996. Additional information on borrowings is provided in Note 6 of the notes to the consolidated financial statements.

                  Liquidity and Interest Rate Risk Management

                    --------------------------------------

   Liquidity is the ability to raise funds or convert assets to cash in order to meet customer and operating needs. The Company's primary sources of liquidity are its portfolio of investment securities available-for-sale, principal and interest payments on loans and mortgage-backed securities, interest income from investment securities, maturities of investment securities held-to-maturity, increases in deposits, and advances from the FHLB of Atlanta. At December 31, 1997, the Bank had an additional $4 million of credit available from the FHLB which would be collateralized by a blanket lien on qualifying loans secured by first mortgages on family residences. Additional amounts may be made available under this blanket floating lien or by using investment securities as collateral. Management believes that it will have sufficient funds available to meet its anticipated future loan commitments as well as other liquidity needs.

Interest rate risk is the sensitivity of interest income and interest expense to changes in interest rates. Management continues to structure its assets and liabilities in an attempt to protect net interest income from large fluctuations associated with changes in interest rates. Table 10 shows the amount of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1997 which are projected to reprice or mature in each of the future time periods shown. At December 31, 1997, the Company had a negative cumulative one year asset-sensitive gap position of $47.6 million or 45.14% of interest-earning assets. This generally indicates that net interest income would decrease in a rising rate environment and would experience upward trend in a declining rate environment.

--------------------------------------------------------------------------------

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

It should be noted that this table reflects the interest-sensitivity of the balance sheet as of a specific date and is not necessarily indicative of future results. The computations were made without using assumptions for loan repayments or deposit delays. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a given period were determined in accordance with contractual terms of the assets or liabilities. In making the computations, all adjustable rate loans were considered to be due at the end of the next upcoming adjustment period. Fixed rate loans were considered to reprice at their contractual maturities with no consideration given to prepayments or scheduled payments. Liquid interest-earning investments with no contractual maturities are assumed to be subject to immediate repricing. Statement savings and money market accounts are subject to immediate availability and repricing and have been placed in the earliest gap category.
In addition, fixed maturity deposits were assumed to reprice at their contractual maturities without consideration for early withdrawals. The interest rate sensitivity of the Company's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.
Because of these and other limitations, management also monitors interest rate sensitivity through the use of a model which estimates the change in net portfolio value and net interest income in response to a range of assumed changes in market interest rates. Based on interest sensitivity measures as of December 31, 1997, management realizes its need to improve the Company's interest rate exposure and has developed strategies to address this issue.


Table 10:  INTEREST SENSITIVITY
--------------------------------------------------------------------------------

                                                                                December 31, 1997
                                              -------------------------------------------------------------------------------------
                                                                       More than    More than        Over
                                               3 Months    4 to 12     1 Year to    3 Years to    5 Years to     Over
                                               Or Less      Months      3 Years      5 Years       10 Years    10 Years     Total
                                              ----------  ----------  -----------  ------------  ------------  ---------  ---------
Interest earning assets                                                         (dollars in thousands)
Mortgage loans:
 Fixed rate residential 1-4 family            $      -    $     89     $    475      $  2,934      $ 31,027     $45,154   $ 79,679
 Adjustable rate residential 1-4 family              -       1,247            -             -             -           -      1,247
 Adjustable home equity                          2,438           -            -             -             -           -      2,438
 Fixed rate-nonresidential                           -           1           41           709         3,858       4,932      9,541
                                              --------     --------    --------      --------      --------     -------   --------
  Total mortgage loans                           2,438       1,337          516         3,643        34,885      50,086     92,905
 Other loans                                       632           -            -             -             -           -        632
                                              --------    --------     --------      --------      --------     -------   --------
  Total loans                                    3,070       1,337          516         3,643        34,885      50,086     93,537
Interest-bearing deposits(2)                     3,531           -            -             -             -           -      3,531
Investment securities (1)                        3,838           -            -           740           770       2,400      7,748
FHLB common stock                                  741           -            -             -             -           -        741
                                              --------    --------     --------      --------      --------     -------   --------
  Total interest-earning assets               $ 11,180    $  1,337     $    516      $  4,383      $ 35,655     $52,486   $105,557
                                              --------    --------     --------      --------      --------     -------   --------

Interest-bearing liabilities
Deposits:
 Fixed maturity deposits                      $ 12,522    $ 25,954     $ 14,603      $      -      $      -     $     -   $ 53,079
 NOW accounts money market accounts              4,704           -            -             -             -           -      4,704
 Savings accounts                                9,190           -            -             -             -           -      9,190
                                              --------    --------     --------      --------      --------     -------   --------
  Total deposits                                26,416      25,954       14,603             -             -           -     66,973
 FHLB advances                                               7,800                                                           7,800
                                              --------    --------     --------      --------      --------     -------   --------
  Total interest-bearing liabilities          $ 26,416    $ 33,754     $ 14,603      $      -      $      -     $     -   $ 74,773
                                              --------    --------     --------      --------      --------     -------   --------

Interest sensitivity gap per period           $(15,236)   $(32,417)    $(14,087)     $  4,383      $ 35,655     $52,486   $ 30,784
Cumulative interest-sensitivity gap           $(15,236)   $(47,653)    $(61,740)     $(57,357)     $(21,702)    $30,784   $ 30,784
Cumulative gap as a percentage of
 total interest-earning assets                (14.43 %)    (45.14%)     (58.49%)      (54.34%)      (20.56%)     29.16%     29.16%
Cumulative interest-earning assets as a
 percentage of interest-bearing liabilities     42.32%      20.80%       17.43%        23.29%        70.98%     141.17%    141.17%

(1) Includes investments and mortgage-backed securities
(2) Includes interest-bearing deposits and federal funds

--------------------------------------------------------------------------------

                               Capital Resources

                                ---------------

   Stockholders' equity decreased from $37.4 million at December 31, 1996 to $31.0 million at December 31, 1997, largely as a result of the $4.00 special dividend paid to stockholders in July, 1997 which totaled $7,592,000.

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

At December 31, 1997 and 1996, the Bank was in compliance with all of the aforementioned capital requirements as summarized in Table 11. Refer to Note 7 of the consolidated financial statements for a discussion of other matters that may affect the Company's capital resources.

Table 11:  REGULATORY CAPITAL
--------------------------------------------------------------------------------

                                                           At December 31,
                                                      ------------------------
                                                         1997          1996
                                                      ------------------------
Risk-Based and Leverage Capital                          (dollars in thousands)
Tier I capital:
  Common stockholders' equity                         $   26,030    $   24,967
  Unrealized holding loss (gain) on securities
   available-for-sale                                         (3)            7
                                                      ------------------------
     Total Tier I leverage capital                        26,027        24,974
Tier II Capital:
  Qualifying allowances for loan losses
     Tier II capital additions                               570           511
                                                      ------------------------
Total risk-based capital                              $   26,597    $   25,485

Risk-weighted assets                                      61,531        48,072
Fourth quarter average assets                            102,598        96,363

Risk-based capital ratios:
  Tier-I capital as a percent of risk-weighted assets      42.30%        51.95%
  Minimum Required Tier I capital                           4.00%         4.00%
  Total risk-based capital as a percent of
   risk-weighted assets                                    43.23%        53.01%
  Minimum required total risk-based capital                 8.00%         8.00%
Leverage capital ratios:
  Tier I leverage capital as a percent of fourth
   quarter average assets                                  25.37%        25.92%
  Minimum required Tier I leverage capital             3.00-5.00%    3.00-5.00%
North Carolina regulatory capital:
  Total risk-based capital as a percent of fourth
   quarter average assets                                  25.92%        26.45%
  Minimum required North Carolina capital                   5.00%         5.00%

--------------------------------------------------------------------------------

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

                               Accounting Issues

                                ---------------

   The Company prepares its consolidated financial statements and related disclosures in conformity with standards established by, among others, the Financial Accounting Standards Board (the "FASB"). Because the information needed by users of financial reports is dynamic, the FASB frequently has new rules and proposed new rules for companies to apply in reporting their activities. The following discussion addresses such changes as of December 31, 1997 that will affect the Company's future reporting.

   In August 1996, the Financial Accounting Standard Board ("FASB") issued Statement of financial Accounting Standards No. 125 ("SAFS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and does not recognize financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral. This statement is effective for transfer and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Company adopted this statement on January 1, 1997 without any impact on its consolidated financial statements.

   In February 1997, the financial Accounting Standards Board issued Statement of financial Accounting Standards No. 128 ("SAFS 128"), "Earnings Per Share". SFAS 128 establishes standards of computing and presenting earnings per share
(EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings Per Share", and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement of all prior period EPS data presented. The Company adopted SFAS 128 in fiscal year 1997 without any significant impact on its consolidated financial statements.

   In February 1997, the FASB issued Statement of financial Accounting Standards No. 129 ("SFAS 129"), "Disclosure of information about Capital Structure". SFAS 129 establishes standards for disclosing information about an entity's capital structure and is applicable to all entities. It contains no change in disclosure requirements for entities that were previously subject to the requirements of APB Opinion No. 10, "Omnibus Opinion - 1996", APB Opinion No. 15, "Earnings Per Share", and Statement of Financial Accounting Standards No. 47, "Disclosure of Long-Term Obligations". SFAS 129 is effective for financial statements for periods ending after December 15, 1997. The Company adopted SFAS 129 in fiscal 1997 without any impact on its consolidated financial statements.

--------------------------------------------------------------------------------

   In June 1997, the FASB issued Statement of financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". SFAS 130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in the financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The company plans to adopt the SFAS 130 is fiscal year 1998 and has not determined the impact on its consolidated financial statements.

   In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 established standards for the way that public businesses report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is effective for financial statements for periods beginning after December 31, 1997 and in the initial year of application, comparative information for earlier years is to be restated. The Company plans to adopt SFAS 131 in fiscal year 1998 without any significant impact on its consolidated financial statements.

                                Year 2000 Issue

                                 -------------

   The Company has completed its assessment of the Company's vulnerability to Year 2000 issues. The Company's most critical computer system is utilized by its subsidiary, Mocksville Savings Bank, for loans, deposit and accounting functions, and is maintained by a third party service bureau. The costs of compliance will be borne by the vendor under the contract. While this system is presently substantially Year 2000 compliant, Bank personnel will participate in tests of the system during 1998 to ensure full compliance. Failure to prepare this system for the Year 2000 would materially affect the Bank's ability to operate and serve its customers. The Company's other information technology-controlled systems have also been identified and are in various states of readiness. Progress is under way to address these issues, with an estimated cost of $60,000; the actual amount will depend on choices made by management in the coming months. This amount could increase materially if problems are noted in the testing processes that have not yet been identified. The majority of these costs are expected to be incurred during the calendar year 1998; all such costs will be charged to expense as incurred.

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------



The Board of Directors and Stockholders
Stone Street Bancorp, Inc.


We have audited the accompanying consolidated balance sheets of Stone Street Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stone Street Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Weir Smith Jones Miller & Elliott

Weir Smith Jones Miller & Elliott

Statesville, North Carolina
January 30, 1998

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                          December 31, 1997 and 1996

                                                             1997       1996
                                                           --------   --------
                                                          (dollars in thousands)
ASSETS

Cash                                                       $    968   $  1,319
Federal funds sold                                            1,034        570
Interest-bearing deposits in other
 financial institutions                                       2,701      7,916
Investment securities (note 2)
  Held-to-maturity (Market value:
   $5,940 in 1997 and $7,780 in 1996)                         5,889      7,736
  Available-for-sale (Cost: $1,854 in
   1997 and $2,731 in 1996)                                   1,859      2,723
Loans receivable (net of allowance
 for loan losses of $570 in 1997 and
 $511 in 1996) (note 3)                                      92,967     82,992
Federal Home Loan Bank stock at cost                            741        667
Premises and equipment (note 4)                                 824        900
Accrued interest receivable                                     284        310
Deferred income tax                                             412        376
Refundable income tax                                           126         77
Prepaid expenses and other assets (note 8)                      141         93
Cash surrender value of life insurance                          146        128
                                                           --------   --------
    Total assets                                           $108,092   $105,807
                                                           ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (note 5):
  Savings accounts                                            9,190      8,861
  NOW and MMDA                                                4,704      3,932
  Other certificates of deposit                              47,565     48,626
  Certificates of deposit, $100,000 and over                  5,514      5,145
                                                           --------   --------
    Total deposits                                           66,973     66,564
Advances from the Federal Home Loan Bank (note 6)             7,800          -
Amounts payable under remittance service agreement            1,175        636
Accrued interest payable                                        144        170
Accrued expenses and other liabilities                          924        667
Accrued cash dividends payable                                    0        402
                                                           --------   --------
    Total liabilities                                        77,016     68,439
                                                           --------   --------

Stockholders' Equity:
Preferred stock, no par value, 5,000,000 shares
 authorized; none issued (note 1)                                 -          -
Common stock, no par value 20,000,000 shares authorized:
 1,898,052 and 1,825,050 shares issued and outstanding,
 respectively (note 1)                                       20,611     26,333
Unearned ESOP shares                                         (1,948)    (2,198)
Unamortized deferred compensation                            (1,518)         -
Retained earnings, substantially
 restricted (notes 7 and 8)                                  13,928     13,241
Unrealized holding gains (losses) on
 available-for-sale securities, net                               3         (8)
                                                           --------   --------
    Total stockholders' equity                               31,076     37,368
                                                           --------   --------

Commitments and contingencies (notes 3 and 9)
      Total liabilities and stockholders' equity           $108,092   $105,807
                                                           ========   ========

See accompanying notes to consolidated financial statements.

                  CONSOLIDATED FINANCIAL STATEMENTS OF INCOME
                  -------------------------------------------
                 Years ended December 31, 1997, 1996 and 1995


                                        1997            1996           1995
                                   --------------  --------------  -------------
                                   (dollars in thousands, except per share data)

Interest income:
 Interest on loans                      $7,490          $6,662         $5,980
 Interest on deposits in other
  financial institutions                   291             692            198
 Interest and dividends on
  investment securities:
   Taxable                                 486             563            336
   Non-taxable                              86              91             88
                                        ------          ------         ------
    Total interest income                8,353           8,008          6,602
                                        ------          ------         ------

Interest expense:
 Interest on deposits (note 5)           3,345           3,604          3,607
 Interest on borrowings                    146               6
                                        ------          ------
    Total interest expense               3,491           3,610          3,607
                                        ------          ------         ------

Net interest income                      4,862           4,398          2,995
Provision for loan losses (note 3)          60              50            350
                                        ------          ------         ------
 Net interest income after
  provision for loan losses              4,802           4,348          2,645
                                        ------          ------         ------

Other income:
 Loan fees and charges                      49              45             53
 Customer service and other fees            86              56             57
 Other                                      10              13             17
                                        ------          ------         ------
    Total other income                     145             114            127
                                        ------          ------         ------

Other expenses:
 Compensation and related
  benefits (note 9)                      1,753           1,013            957
 Deposit insurance premiums                 46             581            158
 Occupancy and equipment expense           261             216            242
 Professional fees                          64              36             31
 Other                                     390             277            217
                                        ------          ------         ------
    Total other expenses                 2,514           2,123          1,605
                                        ------          ------         ------

    Income before income tax expense     2,433           2,339          1,167

Income tax expense (note 8)                901             858            430
                                        ------          ------         ------

Net income                              $1,532          $1,481         $  737
                                        ======          ======         ======

Net income per share--basic (note 1)     $0.82           $0.82            N/A
                                        ======          ======         ======

Net income per share--diluted (note 1)   $0.82           $0.82            N/A
                                        ======          ======         ======

See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                -----------------------------------------------
             For the Years ended December 31, 1997, 1996 and 1995

                                                       Unearned    Unamortized               Unrealized        Total
                                  Shares      Common     ESOP       Deferred     Retained      Holding     Stockholders'
                                Outstanding   Shares    Shares    Compensation   Earnings   Gains/Losses       Equity
                                -----------  --------  ---------  -------------  ---------  -------------  --------------
                                                        (in thousands, except shares outstanding)

Balance at
  December 31, 1994                       -   $          $     -                   $11,826           $(97)        $11,729
 Net income                               -         -          -                       737              -             737
Change in unrealized
 holding gains (losses)
 net of income taxes
 of $24                                                                                                96              96
                                -----------  --------  ---------  -------------  ---------  -------------  --------------
Balance at
 December 31, 1995                        -         -          -                   $12,563             (1)         12,562
 Net income                               -         -          -                     1,481              -           1,481
 Net proceeds from issuance
  of no par common stock          1,825,050    26,333          -                         -              -          26,333
 Common stock acquired
   by ESOP                                -         -     (2,198)                        -              -          (2,198)
 Cash dividends declared
  ($.44 per share)                                  -          -              -       (803)             -            (803)
 Change in unrealized
  holding gains (losses),
  net of income taxes of $3               -         -          -              -          -             (7)             (7)
                                -----------  --------  ---------  -------------  ---------  -------------  --------------
Balance at
 December 31, 1996                1,825,050    26,333     (2,198)                   13,241             (8)         37,368
Net income                                                                           1,532                          1,532
Common stock acquired
 by ESOP                                                    (329)                                                    (329)
Release of ESOP shares                                       579                                                      579
Cash dividends
 ($4.45 per share) **                          (7,593)                                (845)                        (8,438)
Change in unrealized
 holding gains (losses)
 net of income taxes
 of $4                                                                                                  11              11
Issuance of restricted stock          73,002     1,871                    (1,871)
Amortization of unearned
 compensation                                                                353                                       353
                                 -----------  --------  ---------  -------------  ---------  -------------  --------------
Balance at
 December 31, 1997                 1,898,052   $20,611    $(1,948)       $(1,518)   $13,928           $  3         $31,076
                                 ===========  ========  =========  =============  =========  =============  ==============

** Includes $4.00 special return of capital dividend paid on July 11, 1997.



See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
             For the Years ended December 31, 1997, 1996 and 1995

                                                    1997       1996      1995
                                                  -----------------------------
Operating activities:                                 (dollars in thousands)
Net income                                        $  1,532  $  1,481    $   737
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation                                           86        96         85
 Provision for loan losses                              60        50        350
 Deferred income taxes                                 (36)      (42)       (66)
 Contributions allowing the release of ESOP shares     579
 Compensation earned under the Management
  Recognition Plan                                     353
 Decrease (increase) in accrued interest
  receivable                                            26      (206)        28
 Increase in cash surrender value of life
  insurance                                            (18)      (64)       (64)
 Decrease (increase) in refundable income taxes        (49)      (56)        40
 Increase (decrease) in amounts payable under
  remittance service agreement                         539        41        296
 (Increase) decrease in other assets                   (48)       44        (90)
 Increase (decrease) in accrued interest payable       (26)       23         25
 Increase (decrease)  in accrued cash dividends
  payable                                             (402)      402
 Increase (decrease) in other liabilities              257       281        143
                                                  --------  --------    -------
   Net cash provided by
    operating activities                             2,853     2,050      1,484
                                                  --------  --------    -------

Investing activities:
 Net increase in loans held for investment         (10,035)   (7,996)    (9,474)
 Principal collected on
  mortgage-backed securities                           597       108
 Purchase of investment securities classified as
  available-for-sale                                     -      (860)
 Purchase of investment securities classified as
  held-to-maturity                                    (750)   (2,760)      (500)
 Purchase of mortgage-backed securities
  classified as held-to-maturity                         -    (2,298)
 Proceeds from maturities of investment securities
  classified as available-for-sale                     875       439
 Proceeds from maturities of investment securities
  held-to-maturity                                   2,000       500      3,280
 Purchase of FHLB Stock                                (74)      (91)       (79)
 Purchase of premises and equipment                    (10)      (47)       (92)
                                                  --------  --------    -------
   Net cash used by investing activities            (7,397)  (13,005)    (6,865)
                                                  --------  --------    -------

Financing activities:
 Net increase (decrease) in deposits                   409    (6,471)     3,895
 Proceeds from borrowings                            7,800                1,000
 Repayments of borrowings                                -    (1,000)
 Proceeds from issuance of no par common stock           -    26,333
 Loan to ESOP for the purchase of common stock        (329)   (2,198)
 Cash dividends paid to shareholders                (8,438)     (803)
                                                  --------  --------    -------
   Net cash provided by financing activities          (558)   15,861      4,895
                                                  --------  --------    -------
     Increase (decrease) in cash and cash
      equivalents                                   (5,102)    4,906       (486)
Cash and cash equivalents at beginning of period     9,805     4,899      5,385
                                                  --------  --------    -------
Cash and cash equivalents at end of period        $  4,703  $  9,805    $ 4,899
                                                  ========  ========    =======
Supplemental disclosure of cash flow information:
 Cash paid during the period for:
  Interest                                        $  3,517  $  3,587    $ 3,581
                                                  ========  ========    =======
  Income taxes                                    $    949  $    914    $   390
                                                  ========  ========    =======
Supplemental disclosure of noncash transactions:
 Unrealized gains (losses) on available-for-sale
  securities, net of deferred taxes (benefit) of
   $2 for 1997, $3 for 1996 and $24 for 1995      $      3  $      8    $    95
                                                  ========  ========    =======
 Dividends declared but unpaid                    $      -  $    402    $     -
                                                  ========  ========    =======

See accompanying notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------


(1) Significant Accounting Policies
    -------------------------------

    Organization and Operations
    ---------------------------

    On March 29, 1996, pursuant to a Plan of Conversion approved by its members and regulators, Mocksville Savings Bank, Inc., SSB (the "Bank") amended and restated its charter to effect its conversion from a North Carolina chartered mutual savings bank to a North Carolina chartered stock savings bank (the "Conversion"), and became a wholly-owned subsidiary of Stone Street Bancorp, Inc. (the "Parent"), a holding company formed in connection with the Conversion. The Bank is primarily engaged in the business of obtaining savings deposits and providing loans to the general public. The principal activity of the Parent is ownership of the Bank. In 1997, the Bank formed a subsidiary, Stone Street Financial Services, Inc. for the purpose of offering investment discount brokerage services to the public.

    Basis of Presentation
    ---------------------

    The consolidated financial statements include the accounts of the Parent and the Bank and its wholly-owned subsidiary, together referred to as "the Company". All significant intercompany transactions and balances are eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and the reported amounts of income and expenses for the periods presented. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for loan losses.

    Investment and Mortgage-Backed Securities
    -----------------------------------------

    Management determines the appropriate classification of investment and mortgage-backed securities at the time of purchase and reevaluates such designation at each reporting date. Securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The Company has no trading securities.

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

    At December 31, 1997, substantially all of the Company's loans were collateralized by real estate in Davie and adjacent counties. The collateral is predominately owner-occupied residential real estate in which the borrower does not rely on underlying cash flows from the property to satisfy debt service. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in market conditions in the Company's market area. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Various regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

    For all specifically reviewed loans for which it is probable that the Bank will be unable to collect all amounts due according to the terms of the loan agreement, the Bank determines fair value either based on discounted cash flows using the loans' initial interest rate or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans that are collectively evaluated for impairment (such as residential mortgage and consumer installment loans) are excluded from impairment evaluation, and their allowance for loan losses is calculated in accordance with the allowance for loan losses policy described above.

    Investment in Federal Home Loan Bank Stock
    ------------------------------------------

    As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta (FHLB) in the amount of 1% of its outstanding residential loans or 5% of its outstanding advances from the FHLB, whichever is greater. At December 31, 1997, the Bank owned 7,410 shares of the FHLB's $100 par value capital stock. No ready market exists for such stock, which is carried at cost.

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

    Earnings Per Share
    ------------------

    The Company adopted the provisions of SFAS No. 128, "Earnings Per Share" during 1997. Presentation of both basic and diluted earnings per share have been presented in the financial statements. Because the Company's stock options would have an antidilutive effect on earnings per share due to the average marked price not exceeding the exercise price during the period, both basic and diluted earnings per share are the same. Weighted average shares outstanding for 1997 was 1,875,541 shares and for 1996, 1,825,050 shares were assumed outstanding for the full year.

    New Accounting Pronouncements
    -----------------------------

    The Company prepares its consolidated financial statements and related disclosures in conformity with standards established by, among others, the Financial Accounting Standards Board (the "FASB"). Because the information needed by users of financial reports is dynamic, the FASB frequently has new rules and proposed new rules for companies to apply in reporting their activities. The following discussion addresses such changes as of December 31, 1997 that will affect the Company's future reporting.

    In August 1996, the financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of financial assets and Extinguishments of Liabilities". This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and does not recognize financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral. This statement is effective for transfer and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Company adopted this statement on January 1, 1997 without any impact on its consolidated financial statements.

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share". SFAS 128 establishes standards of computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings Per Share", and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement of all prior period EPS data presented. The Company adopted this statement in fiscal year 1997 and has disclosed the required information in the financial statements.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
             ------------------------------------------

     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129 ("SFAS 129"), "Disclosure of Information about Capital Structure". SFAS 129 establishes standards for disclosing information about an entity's capital structure and is applicable to all entities. It contains no change in disclosure requirements for entities that were previously subject to the requirements of APB Opinion No. 10, "Omnibus Opinion - 1996", APB Opinion No. 15, "Earnings Per Share", and Statement of financial Accounting Standards No. 47, "Disclosure of Long-Term Obligations". SFAS 129 is effective for financial statements for periods ending after December 15, 1997. The Company adopted this statement in fiscal year 1997 with no impact on its consolidated financial statements.

     Reclassifications
     -----------------

     Certain reclassifications have been made for 1996 and 1995 to conform with the 1997 presentation. The reclassifications had no effect on previously reported net income or stockholders' equity.


(2)  Investment Securities
     ---------------------

     The following is a summary of the investment securities portfolios by major classification:

                                                 December 31, 1997
                                    --------------------------------------------
                                                   (in thousands)
                                                                       Estimated
                                    Amortized  Unrealized  Unrealized   market
                                      cost       gains       losses      value
                                    ---------  ----------  ----------  ---------

   Securities held-to-maturity:
   US government and agency
    securities                      $   3,489  $        6  $        1  $   3,494
   Mortgage-backed securities (a)       2,400          46                  2,446
                                    ---------  ----------  ----------  ---------
    Total securities
     held-to-maturity                   5,889          52           1      5,940
                                    =========  ==========  ==========  =========
   Securities available-for-sale:
   States and local governments     $   1,854  $        6  $        1  $   1,859
                                    ---------  ----------  ----------  ---------
    Total securities
     available-for-sale             $   1,854  $        6  $        1  $   1,859
                                    =========  ==========  ==========  =========


                                                December 31, 1996
                                    --------------------------------------------
                                                  (in thousands)
                                                                       Estimated
                                    Amortized  Unrealized  Unrealized    market
                                       cost       gains      losses      value
                                    ---------  ----------  ----------  ---------
   Securities held-to-maturity:
   US government and agency
    securities                      $   4,753  $       21  $       18  $   4,756
   Mortgage-backed securities (a)       2,983          41           -      3,024
                                    ---------  ----------  ----------  ---------
    Total securities
     held-to-maturity                   7,736          62          18      7,780
                                    =========  ==========  ==========  =========
   Securities available-for-sale:
   States and local governments     $   2,019  $        4  $       12  $   2,011
   Mutual funds                           712           -           -        712
                                    ---------  ----------  ----------  ---------
    Total securities
     available-for-sale             $   2,731  $        4  $       12  $   2,723
                                    =========  ==========  ==========  =========

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
             ------------------------------------------


(2) Investment Securities, Continued
    --------------------------------

                                                          December 31, 1995
                                              --------------------------------------------
                                                            (in thousands)
                                                                                 Estimated
                                              Amortized  Unrealized  Unrealized   Market
                                                Cost       Gains       Losses      Value
                                              ---------  ----------  ----------  ---------

  Securities held-to-maturity:
   US government and agency securities        $ 2,995     $    24      $    3     $ 3,016
   Mortgage-backed                                274           -           -         274
                                              -------     -------      ------     -------
    Total securities held-to-maturity         $ 3,269         $24      $    3     $ 3,290
                                              =======     =======      ======     =======
  Securities available-for-sale
   State and local governments                $ 1,629     $     3      $    2     $ 1,630
   Mutual Funts                                   670           2           -         672
                                              -------     -------      ------     -------
    Total securities available-for-sale       $ 2,299     $     5      $    2     $ 2,302
                                              =======     =======      ======     =======

(a) At December 31, 1997 and 1996, the Company owned mortgage-backed securities issued by the General National Mortgage Association (GNMA) and the Federal Home Loan Mortgage Corporation (FHLMC) with an aggregate amortized cost of $2,400,000 and $2,983,000 respectively, and a market value of $2,446,000 and $3,024,000.

     The aggregate amortized cost and approximate market value of the available-for-sale and held-to-maturity securities portfolios at December 31, 1997, by remaining contractual maturity are as follows:


                                                   Securities available-for-sale    Securities  held-to-maturity
                                                   -----------------------------    ----------------------------
                                                                           (in thousands)

                                                                     Estimated                       Estimated
                                                     Amortized         market        Amortized         market
                                                       cost            value            cost           value
                                                   -----------------------------    ----------------------------

  US government securities:
   Due in 1 year or less                             $     -         $    -            $  500          $  499
   Due in 1 year through 5 years
  US government agencies securities:
   Due in 1 year or less                                                                2,249           2,250
   Due in 1 year through 5 years                                                          740             745
  Obligations of states and local governments:
   Due in 1 year or less                               1,090          1,089
   Due 1 year through 5 years                              -              -
   Due after 5 through 10 years                          764            770                 -               -
  Mortgage-backed securities                               -              -             2,400           2,446
                                                   -----------------------------    ----------------------------
   Total securities                                  $ 1,854         $1,859            $5,889          $5,940
                                                   =============================    ============================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
             ------------------------------------------

      There was no sales activity for held-to-maturity or available-for-sale securities for the years ended December 31, 1997, 1996 and 1995.

(3)   Loans Receivable
      ----------------

                                                                                               December 31,
                                                                                             -----------------
      Loans receivable consist of the following:                                              1997      1996
                                                                                             -------   -------
                                                                                               (in thousands)

      Loans secured by first mortgages on real estate:
        Mortgage loans held for investment, primarily one-to-four family                     $76,894   $67,844
        Construction loans                                                                     8,571    12,492
        Nonresidential real estate                                                             9,541     5,716
                                                                                             -------   -------
                                                                                              95,006    86,052
      Home equity lines of credit                                                              2,438     2,191
      Other second mortgage loans                                                                237       282
      Other installment loans                                                                    632       372
                                                                                             -------   -------
                                                                                              98,313    88,897
      Undisbursed proceeds on loans in process                                                (3,718)   (4,385)
      Deferred loan fees                                                                      (1,058)   (1,009)
      Allowance for loan losses                                                                 (570)     (511)
                                                                                             -------   -------
                                                                                             $92,967   $82,992
                                                                                             =======   =======


      An analysis of the allowance for loan losses follows:
                                                                              1997         1996        1995
                                                                             -------      -------     -------
                                                                                        (in thousands)

      Balance at beginning of period                                         $   511      $   462     $   115
      Provision for loan losses                                                   60           50         350
      Loans charged off                                                           (1)          (1)         (3)
      Recoveries                                                                   -            -           -
                                                                             -------      -------     -------
      Balance at end of period                                               $   570      $   511     $   462
                                                                             =======      =======     =======

  At December 31, 1997 and 1996, the Company had no loans which were in nonaccrual status and $294,858 and $486,875 respectively, which were contractually delinquent for 90 days or more and still accruing.

  At December 31, 1997, the Company had mortgage loan commitments outstanding of $4,102,595 and preapproved but unused lines of credit totaled $2,132,705. The Company's exposure to credit loss for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Company uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer's creditworthiness is evaluated on an individual basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral obtained varies but may include marketable securities, deposits, real estate, investment assets, and property and equipment. In management's opinion, these commitments, and undisbursed proceeds on loans in process reflected above, represent no more than normal lending risk to the Company and will be funded from normal sources of liquidity.

  The Bank makes loans to executive officers and directors of the Company and to their associates. It is management's opinion that such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. Following is a reconciliation of loans outstanding to executive officers, directors, and their associates for the year ending December 31, 1997.


     Balance at December 31, 1996     $1,903,882
     New loans                           334,550
     Repayments                          209,480
                                      ----------
     Balance at December 31, 1997     $2,028,952
                                      ==========

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Continued
             -------------------------------------------


(4)  Premises and Equipment
     ----------------------

     Premises and equipment consist of the following:


                                               December 31, 1997                         December 31, 1996
                                  ----------------------------------------    --------------------------------------
                                                 Accumulated     Net book                    Accumulated   Net book
                                      Cost       depreciation     value          Cost        depreciation   value
                                  ----------------------------------------    --------------------------------------
                                                    (in thousands)

  Land                               $ 258          $   -         $ 258           $ 258          $   -      $ 258
  Office buildings and
   improvements                        834            423           411             834            386        448
  Furniture, fixtures and
   equipment                           507            371           136             500            330        170
  Vehicles                              26              7            19              26              2         24
                                  ----------------------------------------    --------------------------------------
                                    $ 1625          $ 801         $ 824          $1,618          $ 718      $ 900
                                  ========================================    ======================================


(5)  Deposits
     --------

     Time deposits of $100,000 or more totaled $5,514,098 and $5,144,587 at December 31, 1997 and 1996, respectively.

     Interest expense on deposits includes $196,905, $343,000 and $431,000 for the years ended December 31, 1997, 1996 and 1995, respectively, on time deposits of $100,000 or more.

     Contractual maturities of time deposits are as follows:


                                                          Total
     Year Ending December 31,                           Maturities
     ------------------------                     ----------------------
                                                  (dollars in thousands)

     1998                                               $  38,474
     1999                                                  11,667
     2000                                                   2,938
                                                        ---------
       Total time deposits                              $  53,079
                                                        =========
(6)  Advances from the Federal Home Loan Bank
     ----------------------------------------

     Advances from the Federal Home Loan Bank of Atlanta, with weighted average interest rates, are as follows:

                                                    December 31, 1997
                                                  ----------------------
                                                      (in thousands)

     6.50% due on or before December 31, 1998           $  7,800
                                                        ========

     There were no FHLB advances outstanding at December 31, 1996. At December 31, 1997, the Bank had additional credit availability from the Federal Home Loan Bank of $4,200,000.

     All advances are secured by all stock in the Federal Home Loan Bank and a blanket floating lien on the Bank's one-to-four family residential mortgage loans

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
             ------------------------------------------

(7)  Stockholders' Equity
     --------------------

     Common Stock
     ------------

     The Company is authorized to issue 20,000,000 shares of common stock. The common stock has no par value. As of December 31, 1997 and 1996, there were 1,898,052 and 1,825,050 shares of common stock issued and outstanding, respectively. The increase is attributable to an additional 73,002 shares of common stock issued for the MRP as discussed in Note 9 to the consolidated financial statements.

     Preferred Stock
     ----------------

     The Company is authorized to issue up to 5,000,000 shares of preferred stock. No shares of preferred stock have been issued or were outstanding at December 31, 1997 or 1996. Such preferred stock may be issued in one or more series with such rights, preferences, and designations as the Board of Directors of the Parent may from time to time determine subject to applicable law and regulations. If and when such shares are issued, holders of such shares may have certain preferences, powers, and rights (including voting rights) senior to the rights of the holders of the common stock of the Company. The Board of Directors of the Parent can (without stockholder approval) issue preferred stock with voting and conversion rights which could, among other things, adversely affect the voting power of the holders of the common stock of the company and assist management in an unfriendly takeover or attempted change in control of the Company that some stockholders may consider to be in their best interest but to which management is opposed. The Company has no current plans to issue preferred stock.

        As of December 31, 1997, the FDIC categorized the Bank as "well-capitalized". The Bank is required to meet minimum ratios for total risk-based, and Tier I leverage (the ratio of Tier I capital to average assets) as set forth in the following table. There are no events or conditions since the notification that management believes have changed the Bank's category.

                                                                                                Minimum Ratios
                                                                                         -----------------------------
                                                                                            For         To Be Well
                                                        Capital Amount       Ratio        Capital   Capitalized Under
                                                       ----------------  --------------  Adequacy   Prompt Corrective
                                                        1997     1996     1997    1996   Purposes   Action Provisions
                                                       -------  -------  ------  ------  ---------  ------------------
     As of December 31:
      Tier I Capital (ratio to risk-weighted assets):  $26,027  $24,974  42.30%  51.95%    4.00%           6.00%

      Tier Capital - Tier II capital (ratio to risk-
       weighted assets):                                26,597   25,485  43.23%  53.01%    8.00%          10.00%

      Leverage - Tier I capital (ratio to average
       Assets):                                         26,027   24,974  25.92%  25.90%    4.00%           5.00%

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

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
             ------------------------------------------

(7) Stockholders' Equity - Continued
    --------------------------------

    Dividends
    ---------

    Subject to applicable law, the Boards of Directors of the Bank and the Parent may each provide for the payment of dividends. Future declarations of cash dividends, if any, by the Parent may depend upon dividend payments by the Bank to the Parent. Subject to regulations of the Administrator, the Bank may not declare or pay a cash dividend on or repurchase any of its common stock if its stockholders' equity would thereby be reduced below either the aggregate amount then required for the liquidation account or the minimum regulatory capital requirements imposed by federal and state regulations. In addition, for a period of five years after the Conversion, the Bank will be required, under existing North Carolina regulations, to obtain prior written approval of the Administrator before it can declare and pay a cash dividend on its capital stock in an amount in excess of one-half of the greater of (i) its net income for the most recent fiscal year, or
    (ii) the average of its net income after dividends for the most recent fiscal year and not more than two of the immediately preceding fiscal years, if applicable. As a result of this limitation, the Bank cannot pay a dividend in excess of $663,215 without the approval of the Administrator.

    Capital Adequacy
    ----------------

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

    The Bank is subject to capital requirements of the FDIC and the Administrator. The FDIC requires the Bank to maintain minimum ratios of Tier 1 capital to total risk-weighted assets and total capital to risk-weighted assets of 4% and 8%, respectively. Tier 1 capital consists of total shareholders' equity calculated in accordance with generally accepted accounting principles less intangible assets, and total capital is comprised of Tier 1 capital plus certain adjustments, the only one of which applicable to the Bank is the allowance for possible loan losses. Risk-weighted assets refer to the on and off-balance sheet exposures of the Bank adjusted for their relative risk levels using formulas set forth in FDIC regulations. The Bank is also subject to a FDIC leverage capital requirement, which calls for a minimum ratio of Tier 1 capital (as defined above) to quarterly average total assets of 3% to 5%, depending on the institution's composite ratings as determined by its regulators. The Administrator requires a net worth equal to at least 5% of total assets.

    At December 31, 1997 and 1996, the Bank was in compliance with all of the aforementioned capital requirements.

(8) Income Taxes
    ------------

    The components of income tax expense (benefit) were as follows:


                                                 Year ended December 31,
                                             ------------------------------
                                                     (in thousands)
                                               1997       1996       1995
                                             ------------------------------

    Currently payable:
        Federal                              $   798    $   757    $   530
        State                                    145        139         80
                                             ------------------------------
                                                 943        896        610
                                             ------------------------------

    Deferred:
        Federal                                  (34)       (31)      (147)
        State                                     (8)        (7)       (33)
                                             ------------------------------
                                                 (42)       (38)      (180)
                                             ------------------------------
                                             $   901    $   858    $   430
                                             ==============================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
             ------------------------------------------

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are shown below:

                                                                 December 31,
                                                               ----------------
                                                                  1997     1996
                                                               ----------------
                                                                (in thousands)

    Allowance for loan losses (net)                            $   229  $   204
    Deferred loan origination fees, net of deferred costs          424      404
                                                               -------  -------
       Gross deferred tax assets                                   653      608
    Valuation allowance                                              0        0
                                                               -------  -------
       Net deferred tax assets                                     653      608
                                                               -------  -------

    Accelerated depreciation                                        46       52
    FHLB stock dividends                                           180      180
    Other temporary differences creating deferred tax assets        15
                                                               -------  -------
       Gross deferred tax liabilities                              241      232
                                                               -------  -------

       Net deferred tax asset                                  $   412  $   376
                                                               =======  =======

    The Company has no valuation allowance at December 31, 1997 or 1996 because it has sufficient taxable income in the carryback period to support the realizability of the net deferred tax asset.

    The reconciliation of income taxes at statutory tax rates to income tax expense reported in the statements of income follows:

                                                              December 31,
                                                         ----------------------
                                                           1997    1996    1995
                                                         ------  ------  ------
                                                             (in thousands)

    Income taxes at the statutory federal tax rate       $  827  $  798  $  397
    State income taxes less federal benefit                 120     120      59
    Tax exempt interest                                     (29)    (38)    (40)
    Other                                                   (17)    (22)     14
                                                         ------  ------  ------
       Total tax expense                                 $  901  $  858  $  430
                                                         ======  ======  ======

    Retained earnings at December 31, 1997 includes approximately $2,577,990 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of such amount for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate. Legislation passed in 1996 eliminates the percentage of taxable income method as an option for computing bad debt deductions for 1996 and in all future years. The Bank will still be permitted to take deductions for bad debts, but will be required to compute such deductions using an experience method.

(9) Employee and Director Benefit Plans
    -----------------------------------

    DEFINED CONTRIBUTION RETIREMENT PLAN: The Bank had a self-administered, defined contribution retirement plan that covered all eligible employees. The Bank's policy has been to fund retirement costs accrued for the year. Under the plan, the Bank contributed an actuarially determined amount based on a participants compensation and years of service. In conjunction with the Conversion, the defined contribution retirement plan was terminated as of January 1, 1996. Funds were distributed in 1996. There was no gain or loss upon the termination of the defined contribution retirement plan. Retirement expense of this plan totaled approximately $84,000 in 1995.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
             ------------------------------------------

(9) Employee and Director Benefit Plans - Continued
    ------------------------------------------------

    401(k) PLAN
    -----------

    During 1994, the Bank implemented a 401(k) plan that covers all eligible employees. During years prior to 1996, the Bank has matched 50% of employee contributions, with the Bank's contribution limited to 3% of each employee's salary. 401(k) matching contributions are funded when accrued. Matching expense totaled approximately $866 in 1997, $1,900 in 1996, and $10,000 in 1995.

    EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP"): The Bank has an ESOP whereby an aggregate number of shares amounting to 146,004 were purchased for future allocation to employees. Contributions to the ESOP are made by the Bank on a discretionary basis, and are allocated among ESOP participants on the basis of relative compensation in the year of allocation. Benefits will vest in full upon five years of service with credit given for years of service prior to the conversion.

    The ESOP was funded in December, 1996 by a loan from the Parent in the amount of $2,198,064. The loan is secured by shares of stock purchased by the ESOP and is not guaranteed by the Bank. Principal and interest payments on this loan are funded primarily from discretionary contributions by the Bank. Dividends, if any, paid on shares held by the ESOP may also be used to reduce the loan. Dividends on unallocated shares are used by the ESOP to repay the debt to the Parent and are not reported as dividends in the consolidated financial statements. Dividends on allocated shares are credited to the amounts of the participants and reported as dividends in the consolidated financial statements.

    During 1997, the Bank made a $250,491 contribution to the ESOP, representing the normal principal payment due for the year and the application of dividends on unallocated shares to the principal balance of the loan. This contribution resulted in the release of 23,617 shares to individual participant accounts. At December 31, 1997, a total of 30,822 shares have been released and allocated to participants and 115,182 shares remain unallocated.

    Total compensation expense associated with the ESOP for the years ended December 31, 1997 and 1996 was $180,000 and $175,000, respectively. At December 31, 1997, there were 115,182 unallocated ESOP shares with a total fair value of approximately $2,555,601.

    In fiscal year 1996, the $175,000 cash contribution made for the year ended December 31, 1996 was used to release 7,205 shares to ESOP participants. During the year ended December 31, 1997, 23,617 shares were considered committed to be released to ESOP participants, and compensation expense of $180,000 associated with those shares was recorded.

    Management Recognition Plan ("MRP")
    -----------------------------------

    The Bank's MRP was approved by stockholders of the Parent and by the Parent's and the Bank's Boards of Directors during fiscal year 1997. The MRP serves as a means of providing existing directors and employees of the Bank with an ownership interest in the Company. Shares of the Company's common stock awarded under the MRP vest equally over a five year period. Compensation expense related to those shares is recognized on a straight-line basis corresponding with the vesting period. Prior to vesting, each participant granted shares under the MRP may direct the voting of the shares allocated to the participant and will be entitled to receive any dividends or other distributions paid on such shares. On May 9, 1997, 73,002 shares were awarded under the MRP. Total compensation expense associated with the MRP for the year ended December 31, 1997 was $352,779.

                   -----------------------------------------

(9) Employee and Director Benefit Plans - Continued
    -----------------------------------------------

    Stock Option Plan
    -----------------

    The Company adopted a Stock Option Plan which has also been approved by the stockholders of the Parent and by the Parent's and the Bank's Boards of Directors. The Stock Option Plan makes available options to purchase 182,505 shares, or 10% of the shares issued in the conversion to employees and directors. Options granted under the Stock Option Plan to directors vest immediately while options granted to employees have a vesting schedule which provides that 20% of the options granted vest in the first year, and 20% will vest on each subsequent anniversary date, so that options would be completely vested within five years from the date of grant. Options become 100% vested upon death or disability, if earlier. Unexercised options expire within ten years from the date of grant. The exercise price for options granted in 1997 was the fair market value at the date of grant (May 9, 1997) of $25.625 per share and was adjusted to $21.75 to reflect the $4.00 special return of capital dividend paid to stockholders in 1997.

    The weighted-average fair value per share of options granted in 1997 amounted to $6.26. Fair values were estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions.

          Risk-free interest rate                          6.75%
          Dividend yield                                   3.90
          Volatility                                      30.00
          Expected life                                 7 years

    A summary of the Company's stock option activity and related information for the year ended December 31, 1997 follows:



                                          Outstanding         Exercisable
                                       ------------------  -----------------
                                                 Weighted           Weighted
                                                 Average            Average
                                        Option   Exercise  Option   Exercise
                                        Shares    Price    Shares    Price
                                       --------  --------  -------  --------

    At December 31, 1996                      -  $      -        -  $      -
    Granted                             172,244     21.75   78,241     21.75
    Exercised                                 -         -        -         -
    Forfeited                                 -         -        -         -
                                       --------  --------  -------  --------
    At December 31, 1997               $172,244  $  21.75  $78,241  $  21.75
                                       ========  ========  =======  ========

    DIRECTOR'S DEFERRED COMPENSATION PLAN: The Bank has a deferred compensation plan for its directors under which the directors would be paid specified amounts during the ten year period following the date that the director becomes 65 years of age. The Bank has purchased life insurance policies with the Bank named as beneficiary to fund the benefits. Total expense related to these plans was approximately $123,271 for 1997, $48,000 for 1996, and $70,000 for 1995.

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

                   -----------------------------------------

(9)  Employee and Director Benefit Plans - Continued
     -----------------------------------------------

     salary at the existing salary rate multiplied by the employee's number of completed years of service or (b) the amount of one month's salary at the employee's salary rate at the time of termination, subject to a maximum payment equal to two times the employee's annual salary.

     The Company has elected to follow APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options as permitted under SFAS NO. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". In accordance with APB 25, no compensation cost is recognized by the Company when stock options are granted because the exercise price of the Company's stock options equals the market price of the underlying common stock on the date of grant. As required by SFAS 123, disclosures are presented below for the effect on the net income and net income per share that would result from the use of the fair value based method to measure compensation cost related to stock option grants in 1997. The effects of applying the provisions of SFAS 123 in 1997 are not necessarily indicative of future effects.

                                                       Amount
                                                       ------
                                       (in thousands, except per share data)

     Net income

            As reported                               $  1,532
            Pro forma                                    1,498

     Net income per share
            As reported                               $    .82
            Pro forma                                      .80

(10) Quarterly Financial Data (Unaudited)
     ------------------------------------

     Summarized unaudited quarterly financial data for the year ended December 31, 1997 is as follows:

                                                     First    Second     Third    Fourth
                                                    Quarter   Quarter   Quarter   Quarter
                                                   --------- --------- --------- ---------
   Operating Summary:                             (in thousands except per share amounts)
   Interest income                                 $  2,110  $  2,050  $  2,099  $  2,094
   Interest expense                                     826       840       890       935
                                                   --------  --------  --------  --------
   Net interest income                                1,284     1,210     1,209     1,159
   Provision for loan losses                             15        15        15        15
                                                   --------  --------  --------  --------
   Net interest income after provision for loan
    losses                                            1,269     1,195     1,194     1,144
   Other income                                          34        33        36        42
   Other expenses                                       450       826       604       634
                                                   --------  --------  --------  --------
   Income before income tax expense                     853       402       626       552
   Income taxes                                         327       144       240       190
                                                   --------  --------  --------  --------
   Net income                                           526       258       386       362
   Per Share Data:
   Net Income per share--basic                          .29       .14       .20       .19
   Net Income per share--diluted                        .29       .14       .20       .19
   Cash dividends declared                            .1125     .1125    4.1125     .1125
   Dividend payout                                    39.04     82.74     55.27     59.01
   Book value per share                               20.76     16.13     16.32     16.37
   Selected Average Balances:
   Assets                                          $104,971  $105,946  $103,526  $105,630
   Investment securities                             17,149    14,494    11,471    10,529
   Loans, net                                        84,256    86,024    87,469    91,095
   Interest-bearing deposits                         65,938    71,490    65,553    66,414
   FHLB advances                                          -         -     3,390     6,555
   Stockholders' equity                              37,587    34,212    30,799    31,027

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ------------------------------------------

(10) Quarterly Financial Data (Unaudited) - Continued
     ------------------------------------------------


     Summarized unaudited quarterly financial data for the year ended December 31, 1996 is as follows:


                                   First        Second       Third       Fourth
                                  Quarter      Quarter      Quarter      Quarter
                                  ----------------------------------------------
Operating Summary:                  (in thousands except per share amounts)
Interest income                   $ 1,774     $  2,082     $  2,086     $  2,066
Interest expense                    1,016          884          860          850
                                  -------     --------     --------     --------
Net interest income                   758        1,198        1,226        1,216
Provision for loan losses              -           15           15           20
                                  -------     --------     --------     --------
Net interest income after
provision for loan losses             758        1,183        1,211        1,196
Other income                           26           29           31           27
Other expenses                        439          368          847          468
                                  -------     --------     --------     --------
Income before income tax expense      345          844          395          755
Income taxes                          141          305          126          286
                                  -------     --------     --------     --------
Net income                            204          539          269          469
Per Share Data:
Net income per share--basic           N/A          .30          .15          .26
Net income per share--diluted         N/A          .30          .15          .26
Cash dividends declared               N/A          .11          .11          .22
Dividend payout                       N/A        37.29        74.72        85.00
Book value per share                  N/A        21.00        20.18        20.47
Selected Average Balances:
Assets                            $92,835     $108,766     $108,343     $105,691
Investment securities              14,871       28,281       25,237       21,296
Loans, net                         75,883       77,704       79,520       82,081
Interest-bearing deposits          72,692       67,951       67,613       66,480
Stockholders' equity               16,621       39,401       38,944       37,494

             ------------------------------------------------------

(11)  Parent Company Financial Data
      -----------------------------

      Condensed financial information for Stone Street Bancorp, Inc. (Parent Company) is as follows:

                                                     December 31,   December 31,
                                                         1997          1996
                                                        -------       -------
Condensed Balance Sheet                                     (in thousands)
Assets:
 Cash on deposit with bank subsidiary                   $ 3,957       $ 4,272
 Interest bearing deposits                                  204         7,531
 Investment securities available for sale at
  market value:
  Obligations of states and local governments,
   cost $860,000                                            859           859
 Investment in bank subsidiary                           26,030        25,230
 Other assets                                               118           164
                                                        -------       -------
   Total assets                                         $31,168       $38,056
                                                        =======       =======

 Liabilities and stockholders' equity:
  Accrued expenses and other liabilities                $    92       $   418
  Stockholders' equity, net                              31,076        37,638
                                                        -------       -------
   Total liabilities and stockholders' equity           $31,168       $38,056
                                                        =======       =======

Year Ended                                           December 31,   December 31,
                                                         1997          1996
                                                        -------       -------
Condensed Statement of Income                               (in thousands)
 Dividends from bank subsidiary                         $   619       $   435
 Interest income from bank subsidiary                       203            30
 Interest on interest bearing deposits                      149           483
 Interest on loan from bank subsidiary ESOP                 182            93
 Interest on investment securities                           33             5
                                                        -------       -------
  Total income                                            1,186         1,046
 Operating expenses                                         241            30
                                                        -------       -------
 Income before income taxes                                 945         1,016
 Income tax expense                                         120           227
                                                        -------       -------
 Income before equity in undistributed net
  income of subsidiary                                      825           789
 Equity in undistributed net income of bank
  subsidiary                                                707           692
                                                        -------       -------
   Net income                                           $ 1,532       $ 1,481
                                                        =======       =======

              ------------------------------------------------------

(11) Parent Company Financial Data - Continued
     -----------------------------------------
                                                             Year Ended
                                                     December 31,   December 31,
                                                         1997          1996
                                                        -------       -------
     Condensed Statement of Cash Flows                      (in thousands)
     Cash flows from operating activities:
     Net income                                         $ 1,532       $  1,481
     Adjustments to reconcile net income to
      net cash provided by operating activities:
     Undistributed earnings of bank subsidiary             (707)          (692)
     Payments on ESOP loan receivable from bank
      subsidiary                                            579              -
     (Increase) (decrease) in other assets                   47           (164)
     Increase in other liabilities                         (326)           418
                                                        -------       --------
        Net cash provided by operating activities         1,125          1,043
                                                        -------       --------

     Cash flows from investing activities:
     Purchase of available for sale securities                -           (860)
                                                        -------       --------
        Net cash used by investing activities                 -           (860)

     Cash flows from financing activities:
     Proceeds of issuance of no par common stock              -         26,333
     Loan to ESOP for purchase of common stock             (329)        (2,198)
     Capital contribution to bank subsidiary                  -        (11,712
     Cash dividends paid to stockholders                 (8,438)          (803)
                                                        -------       --------
        Net cash provided by financing activities        (8,767)        11,620
                                                        -------       --------

        Net increase in cash and cash equivalents        (7,642)        11,803
     Cash and cash equivalents at beginning of year      11,803              -
                                                        -------       --------
     Cash and cash equivalents at end of year           $ 4,161       $ 11,803
                                                        =======       ========

     Supplemental disclosure of cash flow information:
      Cash paid during the year for income taxes        $   149       $    283
                                                        =======       ========
     Supplemental disclosure of noncash transactions:
      Unrealized gains (losses) on securities
       available for sale net of deferred tax benefit
       of $1 in each year                               $    (1)      $     (1)
                                                        =======       ========
      Unrealized gains (losses) on subsidiary's
       securities available for sale, net of deferred
       tax benefit of $2 and $3 in 1997 and 1996,
       respectively                                     $     4       $     (7)
                                                        =======       ========
      Dividends declared but unpaid                     $     -       $    402
                                                        =======       ========

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
             ----------------------------------------------------


(12) Fair Value of Financial Instruments
     -----------------------------------

     Fair value estimates are made by management at a specific point in time, based on relevant information about the financial instrument and the market. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument nor are potential taxes and other expenses that would be incurred in an actual sale considered. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions and/or the methodology used could significantly affect the estimates disclosed. Similarly, the fair values disclosed could vary significantly from amounts realized in actual transactions.

     Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

     The following table presents the carrying values and estimated fair values of the Company's financial instruments at December 31, 1997 and 1996:

                                                  1997                  1996
                                           --------------------  --------------------
                                           Carrying  Estimated   Carrying  Estimated
                                            Value    Fair Value   Value    fair value
                                           --------  ----------  --------  ----------
                                                       (dollars in thousands)
     Financial assets:
     Cash and interest-bearing deposits     $ 4,703     $ 4,703   $ 9,805     $ 9,805
      Investment securities:
       Available-for-sale                     1,854       1,859     2,723       2,723
       Held-to-maturity                       5,889       5,940     7,736       7,780
      Net loans                              92,967      92,549    82,992      82,617
      Federal Home Loan Bank stock              741         741       667         667

     Financial liabilities:
      Deposits                               66,973      67,106    66,564      66,667
      Advance from FHLB                       7,800       7,805         -           -

     The estimated fair values of net loans and deposits are based on cash flows discounted at market interest rates. The carrying values of other financial instruments, including various receivables and payables, approximate fair value.

     At December 31, 1997, the Company had outstanding commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be complete, and, therefore, they are deemed to have no current fair market value. Refer to note 3.

                                 CAPITAL STOCK
                            -----------------------

Stone Street Bancorp's common stock is traded on the American Stock Exchange under the symbol "SSM". As of December 31, 1997, there were 1,898,052 shares outstanding and 720 shareholders of record, not including the number of persons or entities whose stock is held in nominee or street name through various brokerage firms or banks. Payment of dividends by the Bank subsidiary to the Parent is subject to various restrictions. Under applicable banking regulations, the Bank may not declare a cash dividend if the effect thereof would be to reduce its net worth to an amount less than the minimum required by federal and state banking regulations. In addition, for a period of five years after the consummation of the Bank's stock conversion, which occurred on March 29, 1996, the Bank will be required to obtain prior written approval from the Administrator of the Savings Institutions Division, North Carolina Department of Commerce, before it can declare a cash dividend in an amount in excess of one-half the greater of (i) its net income for the most recent fiscal year or (ii) the average of its net income after dividends for the most recent fiscal year and not more than two of the immediately preceding fiscal years, as applicable.

           Quarterly Common Stock Performance and Dividends Declared
                     For the Year Ended December 31, 1997

                                            Stock Price     Dividends Declared, Per Share
                                         -----------------  -----------------------------

                                          High        Low
                                         ------      -----
  First Quarter ended January 31        $ 27 1/2   $  20 1/8            $ .1125

  Second quarter ended June 30            27 1/2      20 15/16            .1125

  Third quarter ended September 30 (1)    22 1/8      21 1/8             4.1125

  Fourth quarter ended December 31        22 7/8      18 1/2              .1125

----------------------------------

  (1) Includes regular cash dividend of $.1125 per share and a return of capital dividend of $4.00 per share.

                                      40