Form 10-K, Exhibit 13
period 1998-12-31
STONE STREET BANCORP INC
filed 1999-03-29
CIK 1004643

                                                  SELECTED FINANCIAL DATA


                                                                                     Year Ended December 31,
                                                                  --------------------------------------------------------
                                                                     1998         1997      1996        1995       1994
                                                                  ----------  ----------  ---------  ---------  ----------
                                                                                      (dollars in thousands)
Summary of Operations:
Interest income                                                   $    9,268  $    8,353  $   8,008  $   6,602  $    5,996
Interest expense                                                       4,270       3,491      3,610      3,607       2,862
                                                                  ----------  ----------  ---------  ---------  ----------
Net interest income                                                    4,998       4,862      4,398      2,995       3,134
Provision for loan losses                                                180          60         50        350          26
                                                                  ----------  ----------  ---------  ---------  ----------

Net  interest  income after  provision  for
loan losses                                                            4,818       4,802      4,348      2,645       3,108
Other income                                                             163         145        114        127         111
Other expenses (1)                                                     2,428       2,514      2,123      1,605       1,495
                                                                  ----------  ----------  ---------  ---------  ----------
Income before tax expense                                              2,553       2,433      2,339      1,167       1,724
Income tax expense                                                       945         901        858        430         617
                                                                  ----------  ----------  ---------  ---------  ----------
     Net income                                                   $    1,608  $    1,532  $   1,481  $     737  $    1,107
                                                                  ==========  ==========  =========  =========  ==========


Selected Year-End Balances:
Total assets                                                      $  127,273  $  108,092  $ 105,807  $  87,751  $   81,560
Loans receivable, net                                                102,549      92,967     82,992     75,097      65,973
Investments (2)                                                       18,134      11,483     18,945      8,884      12,693
Deposits                                                              73,176      66,973     66,564     73,035      69,140
FHLB Advances                                                         23,967       7,800       -         1,000        -
Stockholders' equity                                                  28,490      31,076     37,368     12,562      11,729

Average Balance Sheet Data:
Total assets                                                      $  117,567  $  105,617  $ 103,874  $  83,921  $   78,890
Total earning assets                                                 111,633     101,909    102,336     83,058      76,125
Loans receivable, net                                                 98,675      87,489     78,797     70,397      61,301
Investments (2)                                                       12,021      13,696     22,907     12,481      14,825
Deposits                                                              68,600      66,520     68,684     70,541      66,713
FHLB Advances                                                         15,134       2,788         83        167        -
Stockholders' equity                                                  32,368      33,869     33,115     12,283      11,317

Selected Financial Ratios:
Return on average assets                                               1.37%      1.45%       1.43%       .88%       1.40%
Return on average equity                                               4.97%      4.52%       4.48%      6.00%       9.78%
Average equity to average assets                                      27.53%     32.07%      31.88%     14.64%      14.34%
Interest rate spread (tax equivalent basis)                            3.20%      3.16%       2.62%      2.86%       3.59%
Net interest margin (tax equivalent basis)                             4.48%      4.77%       4.32%      3.62%       4.12%
Dividend payout ratio                                                 51.12       55.22       54.32        N/A         N/A
Cash dividends declared per common share (3)                      $     0.46  $    4.45   $    0.44        N/A         N/A
Earnings per share - basic (4)                                    $     0.89  $    0.82   $    0.82        N/A         N/A
Earnings per share - diluted (4)                                  $     0.89  $    0.82   $    0.82        N/A         N/A


(1) In 1996, a one time special assessment of $456,000 was imposed on Savings Association Insurance Fund (SAIF) insured institutions to recapitalize the SAIF.

(2)  Includes  investment  securities,  mortgage  backed-securities,   interest-
     bearing deposits, and federal funds.

(3)  Includes a $4.00 special return of capital dividend paid on July 11, 1997.

(4) Earnings per share - basic and diluted for 1998 was calculated using weighted average shares outstanding of 1,813,850 shares. Earnings per share for 1997 was computed using weighted average shares outstanding of 1,872,451 shares. Earnings per share for 1996 was computed as if the 1,825,050 shares issued on March 29, 1996 had been outstanding on January 1, 1996.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                             ----------------------

       Management's discussion and analysis is intended to assist readers in the understanding and evaluation of the financial condition and results of operations of Stone Street Bancorp, Inc. and Stone Street Bank & Trust (collectively referred to as the "Company"). It should be read in conjunction with the audited consolidated financial statements and accompanying notes included in this report and the supplemental financial data appearing throughout this discussion and analysis.

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

In 1998 the Company completed an exceptional year once again with record earnings. Net income increased to $1.61 million for the year ended December 31, 1998 compared to $1.53 million in 1997 and $1.48 million in 1996. Growth in net interest income combined with an increase in other income combined with a decrease in other expense made 1998 a very profitable year for the Company.

                               Income and Expense
                                 --------------

       Net interest income is the Company's primary source of earnings. Table 1 shows that tax-equivalent net interest income increased by $136,000 or 2.8% in 1998 to $5.0 million from $4.9 in 1997. Tax equivalent net interest income in 1997 was $4.9 million as compared to $4.4 million in 1996, an increase of $464,000 or 10.6%. Net interest income is analyzed on a tax-equivalent basis to adjust for the nontaxable status of income earned on certain investments such as municipal bonds.

The increase in tax-equivalent interest income in 1998 as compared to 1997 was primarily the result of the increase in the average balances in 1998 combined with an increase in the weighted average yields. Average loans increased by $11.2 million or 12.8% to $98.7 million. Average investments decreased by $1.3 million or 13.2% as matured investment proceeds were used to fund the loan growth. The weighted average yield on interest-earning assets increased by 10 basis points in 1998. In 1997, tax-equivalent interest income rose 4.3% primarily due to increases in the weighted average yield on interest-earning assets from 7.87% to 8.20% combined with an increase in average balances.

Interest expense increased by $779,000 in 1998 due primarily to the increase in FHLB borrowings The balance of average interest-bearing liabilities increased $14.4 million or 20.8% primarily due to the $12.3 million increase in average balance of borrowings from the FHLB combined with $2.1 million increase in average deposits. The increased balances of interest bearing liabilities were used to fund loan demands.

Interest expense decreased by only $119,000 in 1997. Average interest-bearing liabilities increased $541,000 or .79% in 1997 while the average rate paid on those liabilities decreased by 21 basis points. As a result, the decrease in interest expense in 1997 was due primarily to decreases in average rates.

Interest rate spread (on a tax equivalent basis) increased to 3.20% in 1998 from 3.16% in 1997 due to the increase in the yield on interest earning assets net of an increase in the average rate on interest bearing liabilities. Net interest margin decreased to 4.48% in 1998 from 4.77% in 1997. Interest rate spread increased to 3.16% in 1997 from 2.62% in 1996. Net interest margin (on a tax equivalent basis) increased to 4.77% in 1997 from 4.32% in 1996.

Table 2 shows the effect of variances in volume and rate on taxable-equivalent interest income, interest expense, and net interest income. The table shows that increases in net interest income were due to volume and rate changes in 1998 and 1997 while increases in net interest income in 1996 were primarily due to volume changes.

Table 1:  NET INTEREST INCOME ANALYSIS-TAX EQUIVALENT

                                                      1998                               1997
                                       --------------------------------    -------------------------------
                                                                Average                            Average
                                         Average                Yield/     Average                  Yield/
                                         Balance    Interest     Rate      Balance     Interest      Rate
                                         -------    --------     ----      -------     --------      ----
                                                              (dollars in thousands)
Assets:
Interest-earning assets:
  Loans receivable (1)                  $  98,675  $   8,457     8.57%     $  87,489  $   7,490      8.56%
  Investment securities (2)                 8,263        461     5.58%         9,517        519      5.45%
  Interest-bearing deposits                 3,758        271     7.21%         4,179        291      6.96%
  FHLB common stock                           937         79     8.43%           724         53      7.32%
                                        ---------  ---------   ------      ---------  ---------   -------
Total interest-earning assets             111,633      9,268     8.30%       101,909      8,353      8.20%

Non-interest-earning assets                 5,934                              3,708
                                        ---------                          ---------
    TOTAL                               $ 117,567                          $ 105,617
                                        =========                          =========


Liabilities and stockholders' equity:
Interest-bearing liabilities:
  Deposit accounts                      $  68,600  $   3,426      4.99%    $  66,520  $   3,345      5.03%
  FHLB advances                            15,134        844      5.58%        2,788        146      5.24%
                                        ---------  ---------    ------     ---------  ---------   -------

Total interest-bearing liabilities         83,734      4,270      5.10%       69,308      3,491      5.04%

Non-interest-bearing liabilities            1,465                              2,440

Stockholders' equity                       32,368                             33,869
                                        ---------                          ---------

    TOTAL                                 117,567                          $ 105,617
                                        =========                          =========


Net interest income and interest
  rate spread                            $   4,998      3.20%              $   4,862                   3.16%
                                         =========  =========              =========              =========
Net interest- earning assets
  and net interest margin                $  27,899                 4.48%   $  32,601                   4.77%
                                         =========             =========   =========              =========
Ratio of interest-earning assets
  to interest bearing liabilities                                133.32%                             147.04%
                                                               =========                          =========

                                                              1996
                                                --------------------------------
                                                                         Average
                                                Average                  Yield/
                                                Balance     Interest      Rate
                                                -------     --------      ----
Assets:
Interest-earning assets:
  Loans receivable (1)                         $ 78,797   $   6,662     8.45%
  Investment securities (2)                       7,617         607     6.75%
  Interest-bearing deposits                      14,645         692     4.72%
  FHLB common stock                                 645          47     7.29%
                                               --------   ---------   ------
Total interest-earning assets                   101,704       8,008     7.87%

Non-interest-earning assets                       2,170
                                               --------
    TOTAL                                      $103,874
                                               ========


Liabilities and stockholders' equity:
Interest-bearing liabilities:
  Deposit accounts                             $ 68,684       3,604     5.24%
  FHLB advances                                      83           6     8.43%
                                               --------   ---------   ------

Total interest-bearing liabilities               68,767      3,610     5.25%

Non-interest-bearing liabilities                  1,992

Stockholders' equity                             33,115
                                               --------

    TOTAL                                      $103,874
                                               ========


Net interest income and interest
  rate spread                                             $    4,398     2.62%
                                                          ==========  ========
Net interest- earning assets
  and net interest margin                      $ 32,937                  4.32%
                                               ========               ========
Ratio of interest-earning assets
  to interest bearing liabilities                                      147.90%
                                                                      =======

(1) Includes nonaccrual loans
(2) Interest earned on tax-exempt investment securities has been adjusted to a tax-equivalent basis using the applicable federal rate of 34% and state rates in 1998 of 7.25%, 1997 of 7.50% and 1996 of 7.75%, respectively and reduced by the nondeductible portion of interest expense.

Table 2:  RATE/VOLUME ANALYSIS

                                          1998 vs 1997                               1997 vs 1996
                             ---------------------------------------    ---------------------------------------
                                                  Rate/                                       Rate/
                              Volume     Rate     Volume        Net      Volume     Rate      Volume       Net
                             -------    ------    ------      ------    -------    ------    -------     ------
Interest income
   (tax-equivalent) on:
  Loans                      $   958    $    8    $    1      $  967    $   734    $   86    $     8     $  828
  Investment securities          (68)       12        (2)        (58)       151      (191)       (48)       (88)
  Interest-bearing deposits      (29)       10        (1)        (20)      (494)      328       (235)      (401)
  FHLB common stock               16         8         2          26          6         -          -          6
                             -------    ------    ------      ------    -------    ------    -------     ------
   Total interest income         877        38         -         915        397       223       (275)       345
                             -------    ------    ------      ------    -------    ------    -------     ------
  Deposit accounts               105       (23)       (1)         81       (113)     (151)         5       (259)
  FHLB advances                  647         9        42         698        228        (3)       (85)       140
                             -------    ------    ------      ------    -------    ------    -------     ------
   Total interest expense        752       (14)       41         779        115      (154)       (80)      (119)
                             -------    ------    ------      ------    -------    ------    -------     ------
Increase (decrease) in
  net interest income        $   125    $   52    $  (41)     $  136    $   282    $  377    $  (195)    $  464
                             =======    ======    ======      ======    =======    ======    =======     ======

                                                    1996 vs 1995
                                   ---------------------------------------------
                                                               Rate/
                                    Volume        Rate        Volume        Net
                                   -------      -------      -------      ------
Interest income
   (tax-equivalent) on:
  Loans                            $   714      $   (31)     $    (4)     $  679
  Investment securities                (45)         306          (37)        224
  Interest-bearing deposits            687          (43)        (150)        494
  FHLB common stock                      6            -            -           6
                                   -------      -------      -------      ------
   Total interest income             1,362          232         (191)      1,403
                                   -------      -------      -------      ------
  Deposit accounts                     (95)          92            -          (3)
  FHLB advances                          7            -            -           7
                                   -------      -------      -------      ------
   Total interest expense              (88)          92            -           4
                                   -------      -------      -------      ------
Increase (decrease) in
  net interest income              $ 1,450      $   140      $  (191)     $1,399
                                   =======      =======      =======      ======

                          INCOME AND EXPENSES Continued

                            Provision for Loan Losses

The provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level considered adequate to cover loan losses based on existing loan levels and types of loans outstanding, nonperforming loans, prior loan loss experience, industry standards and general economic conditions. Provisions for loan losses were $180,000 in 1998 compared to $60,000 in 1997, and $50,000 in 1996. During 1995, the provision and resulting allowance for loan losses were increased based on management's efforts to reflect industry practices regarding the allowance for loan losses. In 1998, the allowance for loan loss was increased due to expansion into more commercial lending as a result of increased market demand.

                                  Other Income

       Other income increased from $145,000 in 1997 to $163,000 in 1998, and was $114,000 in 1996. The increase in other income was primarily in customer service charges and other fees which increased $9,000 in 1998 from the 1997 level. Other income in 1997 increased $31,000 over the 1996 amount. This increase was primarily in customer service charges and other fees which increased $30,000 in 1997.

                                 Other Expenses

       Other expenses decreased by 3.4% in 1998 compared to an increase of 18.4% in 1997. As a percent of average assets, other expense for 1998 was 2.1% as compared to 2.4% in 1997 and 2.04% in 1996.

Other expenses totaled $2,428,000 in 1998 compared to $2,514,000 and $2,123,000 in 1997 and 1996, respectively. This was primarily attributable to a decrease in the compensation expense recognized in the second quarter of 1998 related to MRP plan of the Company combined with a reduction in the ESOP compensation expense in 1998. First, in 1997, the Company recorded $351,000 of compensation expense related to the Company's employee stock ownership plan ("ESOP"), primarily associated with the release and allocation of approximately 23,617 shares of common stock of the Parent to participants of the ESOP during 1997. The special dividend paid on the Parents stock on July 11, 1997 and management's decision to use the special dividends paid on the unallocated shares of the Parent's common stock held by the ESOP to pre-pay the ESOP loan from the Parent to the ESOP resulted in a significant portion of that share release, approximately 15,869 shares. As a result, approximately, $171,000 of the ESOP-related compensation expense is deemed to be of a non-recurring nature.

Other expenses in 1998 which totaled $2,428,000, compared to 1997 total without the effect of the non-recurring portion of ESOP-related compensation expense would have totaled $2,343,000, an $85,000 increase in 1998. Compensation and fringe benefits, excluding non-recurring items, increased by $49,000 to $1,631,000 compared to $1,582,000 in 1997, primarily related to annual salary increases and additional employees. The recurring portion of ESOP-related compensation expense for 1998 totaled $190,000 compared to $180,000 recorded for 1997 and $175,000 for 1996. Also included in compensation expense was $273,000 in 1998 and $353,000 in 1997 of amortization of deferred compensation associated with the MRP plan.

Within other expenses the 'other' expense category increased $5,000 to $395,000 in 1998 from $390,000 in 1997 due to increases in marketing expenses, shareholder reporting expenses, and franchise tax expenses. These increased expenses are mitigated to a degree by a $3,000 decrease in FDIC-insurance premiums to $43,000 for 1998 from $46,000 for 1997. In 1996 FDIC insurance premiums included a special one time assessment of $456,000. Deposit insurance premiums decreased starting with the quarter ended December 31, 1996. The reduced level of FDIC-insurance premiums is anticipated to continue into the future.

Occupancy and equipment expense increased by $61,000 or 23.4% in 1998 over 1997 as the Bank changed its data processing service bureau and continued to improve its customer information technology. Professional fees decreased $27,000 from 1997 because there were no additional costs related to assistance with conversion, regulatory filings or employee benefit programs incurred in 1998.

                         ANALYSIS OF FINANCIAL CONDITION
                                ---------------

Other expenses increased by $391,000 or 18.4% in 1997 compared to an increase of 32.3% in 1996. As a percent of average assets, other expense for 1997 was 2.4% as compared to 2.0% in 1996.

Compensation and fringe benefits in 1997 representing over 69.7% of total other expenses increased by $740,000 or 73.1% over 1996. The large increase in compensation and related benefits is due to the implementation of the Company's MRP and ESOP plans. The costs associated with these employee benefit programs in 1997 was $351,000 for the ESOP plan and $353,000 for the MRP plan. In 1996 the only cost incurred by the Company was an ESOP contribution expense of $175,000.

Occupancy and equipment expense increased by $45,000 in 1997 over 1996. Reasons for the increase in 1997 included investments in technology primarily the costs associated with an ATM machine and additional computer costs. Deposit insurance premiums decreased $535,000 from the 1996 level due to the special one time assessment by the FDIC incurred by the Company in September, 1996 of $456,000. Professional fees increased by $28,000 in 1997 compared to 1996 as the Company obtained assistance in implementing the employee benefit program related to the ESOP and MRP plans as well as regulatory filings.

Management continues to look for ways to improve cost efficiency while offering new services to its customers.

                               Income Tax Expense

       Income tax expense increased $44,000 or 4.9% to $945,000 in 1998 from $901,000 in 1997. The effective tax rate was 37.0% in 1998 and 1997. Income tax expense totaled $858,000 in 1996, and the effective tax rate was 36.7%. Changes in income tax expenses were caused primarily by changes in net income.


                         ANALYSIS OF FINANCIAL CONDITION
                              --------------------

       On March 29, 1996 Mocksville Savings Bank, Inc. SSB now Stone Street Bank & Trust (the "Bank") completed its conversion from a mutual to a stock savings bank through the sale of 1,825,050 shares of no par common stock of Stone Street Bancorp, Inc. (the "Parent"). Total proceeds of $27,375,750 were reduced by Conversion expenses of $1,116,905. The Parent retained 50% of the net conversion proceeds after deducting the proceeds of a loan to the Bank's Employee Stock Ownership Plan ("ESOP") and paid the balance to the Bank in exchange for the common stock of the Bank issued in the Conversion. The increase in assets from $87.8 million at December 31, 1995 to $105.8 million at December 31, 1996 is directly attributable to proceeds of the Conversion which were invested in loans and investment securities.

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

At December 31, 1998, the net loan portfolio totaled $102.5 million and represented 80.6% of total assets. During 1998, loans increased by $9.6 million or 10.3%. Loan originations increased from $27.6 million in 1997 to $43.0 million in 1998, largely in response to the Company's efforts to expand its loan programs into adjacent counties. The relative composition of the Company's loan portfolio has remained consistent during recent years, with residential one-to-four family loans comprising approximately 82% of the portfolio as of December 31, 1998. Table 3 sets forth the composition of the loan portfolio at the dates indicated.

Table 3:  TYPES OF LOANS

                                                                           December 31,
                                  -----------------------------------------------------------------------------------------------
                                            1998                  1997                      1996                      1995
                                  --------------------    --------------------     ---------------------     --------------------
                                   Amount   Percentage    Amount    Percentage     Amount    Percentage      Amount    Percentage
Percentage
Real estate loans:                                                                    (dollars in thousands)
 Residential 1-4 family           $  84,094      82.00%    $ 76,894     82.71%     $  67,844      81.75%     $  63,329     84.33%
  Nonresidential real estate          9,619       9.38        9,541     10.26          5,716       6.88          4,260      5.67
  Home equity and other
  second mortgage                     2,477       2.42        2,675      2.88          2,473       2.98          2,185      2.91
 Construction                        12,670      12.35        8,571      9.22         12,492      15.05         11,735     15.63
                                  ---------     ------     --------    ------      ---------    -------      ---------    ------
  Total real estate loans           108,860     106.15       97,681    105.07         88,525     106.66         81,509    108.54
Other installment loans               1,265       1.23          632       .68            372        .45            222       .30
   Less:
 Unearned fees                        1,212       1.18        1,058      1.14          1,009       1.22            962      1.29
 Loans in process                     5,614       5.47        3,718      4.00          4,385       5.28          5,211      6.94
 Allowance for loan losses              750        .73          570       .61            511        .61            462       .61
                                  ---------     ------     --------    ------      ---------     ------      ---------    ------
 Total reductions                     7,576       7.38        5,346      5.75          5,905       7.11          6,635      8.84
                                  ---------     ------     --------    ------      ---------     ------      ---------    ------

   Total loans, net               $ 102,549     100.00%    $ 92,967    100.00%     $  82,992     100.00%     $  75,096    100.00%
                                  =========     ======     ========    ======      =========     ======      =========    ======
                                         December 31,
                                   -----------------------
                                             1994
                                   -----------------------
                                     Amount     Percentage
                                     ------     ----------
Percentage
Real estate loans:
 Residential 1-4 family            $  54,321       82.34%
  Nonresidential real estate           4,987        7.56
  Home equity and other
  second mortgage                      1,423        2.16
 Construction                         11,589       17.56
                                   ---------      ------
  Total real estate loans             72,320      109.62
Other installment loans                  197        0.30
   Less:
 Unearned fees                         1,095        1.66
 Loans in process                      5,334        8.09
 Allowance for loan losses               115        0.17
                                   ---------      ------
 Total reductions                    6,544          9.92
                                   ---------      ------

   Total loans, net                $  65,973      100.00%
                                   =========      ======

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

The following table sets forth the time to repricing or contractual maturity of the Company's loan portfolio at December 31, 1998. Loans which have adjustable rates are shown as being due in the period during which rates are next subject to change, while fixed rate and other loans are shown as due in the period of contractual maturity. Demand loans, loans having no stated maturity and overdrafts are reported as due in one year or less. The table does not include prepayments or scheduled principle repayments. Amounts in the table are net of loans in process.

Table 4:  LOAN MATURITIES

                                                                              December 31, 1998
                                                   ------------------------------------------------------------------------
                                                                  Over 1     Over 3      Over 5
                                                    One Year     Year to    Years to    Years to      Over 10
                                                     Or Less     3 Years     5 Years    10 Years       Years         Total
                                                   ---------   ---------   ---------   ----------   ----------  -----------
                                                                            (dollars in thousands)
Fixed rate 1-4 family                              $      22   $   1,134   $   4,246   $   38,953   $   44,249  $    88,604
Adjustable rate 1-4 family                             1,455           -           -            -            -        1,455
Adjustable home equity                                 2,356           -           -            -            -        2,356
Fixed rate-nonresidential                                 46         515         313        3,397        5,348        9,619
Other loans                                            1,265           -           -            -            -        1,265
Less:
 Allowance for loan losses                              (750)          -           -            -            -         (750)
                                                   ---------   ---------   ---------   ----------   ----------  -----------
  Total Loans                                      $   4,394   $   1,649   $   4,559   $   42,350   $   49,597  $   102,549
                                                   =========   =========   =========   ==========   ==========  ===========

                   Asset Quality and Allowance for Loan Losses


The following table sets forth information with respect to nonperforming assets including nonaccrual loans and real estate owned at the dates indicated.

Table 5:  SUMMARY OF NONPERFORMING AND PROBLEM ASSETS

                                                                         December 31,
                                                   ------------------------------------------------------
                                                     1998        1997        1996      1995       1994
                                                   ---------   ---------  ---------  ---------  ---------
                                                                      (dollars in thousands)
Total nonaccrual loans                             $       -   $       -  $       -  $       -  $       -
Total restructured loans                                   -           -          -          -          -
                                                   ---------   ---------  ---------  ---------  ---------
   Total nonperforming loans                               -           -          -          -          -
                                                   ---------   ---------  ---------  ---------  ---------
Real estate owned                                          -           -          -          -          -
In-substance foreclosures                                  -           -          -          -          -
                                                   ---------   ---------  ---------  ---------  ---------
   Total foreclosed property                               -           -          -          -          -
                                                   ---------   ---------  ---------  ---------  ---------
Total nonperforming assets                         $       -   $       -  $       -  $       -  $       -
                                                   =========   =========  =========  =========  =========

Accruing loans, delinquent 90 days or more         $     243   $     295  $     423  $     201  $     280
                                                   =========   =========  =========  =========  =========

Nonperforming loans to total loans                     0.00%      0.00%       0.00%      0.00%       0.00%
Nonperforming assets to total assets                   0.00%      0.00%       0.00%      0.00%      0.00%
Total assets                                        $127,273   $108,092  $ 105,807  $  87,751  $   81,560
Total loans, net                                    $102,549   $ 92,967  $  82,992  $  75,097  $   65,973


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

The provision for loan losses is calculated and charged to earnings to maintain the total allowance for loan losses at a level considered adequate to cover loan losses based on existing loan levels, types of loans outstanding, nonperforming loans, prior loan loss experience, industry standards and general economic conditions. Provisions for loan losses were $180,000 in 1998 compared to $60,000 in 1997, and $50,000 in 1996. During 1995, the provision and resulting allowance for loan losses were increased based on management's efforts to reflect industry practices regarding the allowance for loan losses. During 1996 and 1997, the provision was lowered, largely as a result of an improved level of the relationship between the allowance and outstanding loans. During 1998 the provision was increased as the Company increased its lending in the commercial real estate market.

The following tables describe the activity related to the allowance for loan losses and the allocation of the allowance for loan losses to various categories of loans for the periods indicated.

Table 6:  ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

                                                                                  Year Ended December 31,
                                                              -------------------------------------------------------------
                                                                 1998         1997        1996         1995          1994
                                                              ---------    ---------    ---------    --------      --------
                                                                                       (in thousands)
Balance, beginning of period                                  $     570    $     511    $     462    $     115     $     89
Provision for loan losses                                           180           60           50          350           26
Charge-offs                                                           -            1            1            3           -
Recoveries                                                            -            -            -            -
                                                              ---------    ---------    ---------    --------      --------
Balance, end of period                                        $     750    $     570    $     511    $     462     $    115
                                                              =========    =========    =========    =========     ========

Allowance as a percentage of loans                                 .73%         .61%         .62%         .62%        .17%


Table 7:  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                                                       December 31,
                                                              -------------------------------------------------------------
                                                                 1998         1997         1996         1995         1994
                                                              ---------    ---------    ---------    ---------     --------
                                                                                       (in thousands)
Residential 1-4 family                                        $     188    $     154    $     138    $     127     $     45
Nonresidential real estate                                          263          171          153          138           23
Home equity and other second mortgage                                53           58           52           46           12
Construction                                                        188          143          128          115           24
                                                              ---------    ---------    ---------    ---------     --------
 Total real estate loans                                            692          526          471          426          104
Other loans                                                          58           44           40           36           11
                                                              ---------    ---------    ---------    ---------     --------
 Total allowance for loan losses                              $     750    $     570    $     511    $     462     $    115
                                                              =========    =========    =========    =========     ========

The allocation of the allowance for loan losses to the respective loan classifications is not necessarily indicative of future losses or future allocations. Refer to Table 3 for percentages of loans in each category to total loans.

                              Investment Securities

       Interest and dividend income from interest bearing deposits and investment securities generally provides the second largest source of income to the Company after interest on loans. The Company's interest bearing deposits primarily include deposits with the FHLB of Atlanta and federal funds, while its portfolio of investment securities includes U.S. government and agency securities, mortgage-backed securities, obligations of states and local governments and mutual funds. The mortgage-backed securities consist of collateralized mortgage obligations issued by the GNMA, FHLMC and SBA which are secured by mortgage-backed securities guaranteed by the GNMA, FHLMC or SBA.

Interest bearing deposits totaled $4.4 million at December 31, 1998, an increase of $1.7 million from 1997. This increase is attributable to the increase in deposits during 1998. The Company also had $878,000 of federal funds sold at December 31, 1998, a decrease of $156,000 from the 1997 level of $1,034,000.

Investment securities totaled $12.9 million at December 31, 1998, an increase of $5.2 million from $7.7 million at December 31, 1997. The increase is attributable to the growth in deposits in 1998. At December 31, 1998, net unrealized losses of $67,788 were included in the carrying value of securities classified available-for-sale compared to net unrealized gains of $4,678 on such securities at December 31, 1997. Net unrealized gains or losses were caused by fluctuations in market interest rates rather than by concerns about the issuer's ability to meet their obligations.

Table 8 shows maturities of investment securities held by the Company at December 31, 1998 and the weighted average tax-equivalent yields for each type of security and maturity. Further information about the Company's investment securities as of December 31, 1998, 1997 and 1996 is presented in Note 2 of the notes to the consolidated financial statements.

Table 8:  INVESTMENT SECURITIES - MATURITY/YIELD SCHEDULE

                                                                                         More than
                                     One Year or Less      1 Year to 5 Years      5 Years to 10 Years           Over 10 Years
                                   --------------------    ---------------------  ----------------------   ----------------------
                                               Weighted                Weighted                Weighted                  Weighted
                                   Carrying    Average     Carrying    Average    Carrying     Average     Carrying      Average
                                    Value       Yield        Value      Yield      Value        Yield        Value        Yield
                                    -----       -----        -----      -----      -----        -----        -----        -----
                                                                           (dollars in thousands)
Held-to-Maturity:
U.S. government and agency ...     $   748        6.35%       $  --        --%     $    --          --%     $   --           --
Mortgage-backed securities (1)          --          --           --        --           --          --        1,744        7.24%
                                   -------       -----       ------      ----      -------     -------      -------       -----
   Total held-to-maturity ....     $   748        6.35%       $  --        --%     $    --          --%     $ 1,744        7.24%
                                   -------       -----        -----      ----      -------     -------      -------       -----

Available-for-sale:
State and local government (2)     $  --            --        $ 386      6.81%     $   378        6.01% $        --          --%
Mortgage-backed securities (1)        --            --           --       --            --          --        9,662        5.79
                                   -------       -----        -----      ----      -------     -------      -------       -----
   Total available-for-sale ..        --            --          386      6.81%         378        6.01%       9,662        5.79%
                                   -------       -----        -----      ----      -------     -------      -------       -----
Total investments
   at carrying value .........     $   748        6.35%       $ 386      6.81%     $   378        6.01%     $11,406        6.01%
                                   =======       =====        =====      ====      =======     =======      =======       =====

                                                Total
                                        ----------------------
                                                      Weighted
                                         Carrying     Average
                                          Value        Yield
                                         -------         ----
Held-to-Maturity:
U.S. government and agency ...           $   748         6.35%
Mortgage-backed securities (1)             1,744         7.24
                                         -------         ----
   Total held-to-maturity ....           $ 2,492         6.97%
                                         -------         ----

Available-for-sale:
State and local government (2)           $   764         6.45%
Mortgage-backed securities (1)             9,662           --
                                         -------         ----
   Total available-for-sale ..            10,426         5.79%
                                         -------         ----
Total investments
   at carrying value .........           $12,918         6.05%
                                         =======         ====

(1) Mortgage-backed securities are shown at their weighted average expected life obtained from an outside evaluation of the average remaining life of each security based on historic prepayment speeds of the underlying mortgages at December 31, 1998.

(2) Yields are stated on taxable equivalent basis assuming statutory tax rates of 34% for federal and 7.25% for state purposes. Book yields without regard to tax-equivalent adjustments are: one year or less, 6.37%; two to five years, 4.73%; six to ten years, 4.25%; more than ten year, 6.01%; total, 5.94%.

In addition to the investment securities discussed above, the Company also earns interest on its correspondent bank account at the Federal Home Loan Bank ("FHLB") of Atlanta and dividends on its FHLB stock. The Bank is required to maintain, as a condition of membership, an investment in stock of the FHLB of Atlanta equal to the greater of 1% of outstanding home loans or 5% of its outstanding advances. A ready market does not exist for such stock, which is carried at cost. The Bank however, can redeem the stock at cost with the FHLB. As of December 31, 1998, the Company's investment in stock of the FHLB of Atlanta was $1,570,000.

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

                                    Deposits

          Deposits totaled $73.2 million at December 31, 1998, compared to $67.0 million at December 31, 1997, an increase of approximately $6.2 million. The following table sets forth certain information regarding the Company's average savings deposits for the last three years.

Table 9:  AVERAGE DEPOSITS

                                                             1998                      1997                     1996
                                                    --------------------       -------------------      -------------------
                                                     Average     Average       Average     Average      Average     Average
                                                      Amount       Rate         Amount      Rate         Amount      Rate
                                                      ------       ----         ------      ----         ------      ----
                                                                             (dollars in thousands)
NOW and money market deposit account                $  4,698       1.53%     $  4,260        1.71%     $   3,996      1.80%

Savings account                                        9,218       2.84         11,928       3.00          9,270      3.51
Certificates of deposit                               54,684       5.61         50,332       5.79         55,418      5.84
                                                    --------      -----      ---------     ------      ---------     -----

  Total deposits                                    $ 68,600       4.99%     $ 66,520        5.03%     $  68,684      5.24%
                                                    ========     ======      ========      ======      =========     =====

As of December 31, 1998, the Company had outstanding $8,273,195 in time certificates of deposit of $100,000 or more. Maturities of certificates of deposits of $100,000 or more at December 31, 1998 were as follows: three months or less, $958,362; over three months through six months, $1,064,877, over six months through twelve months $1,831,165; and over one year through twenty-four months, $4,418,791.

                                   Borrowings

       The Company's principal source of long-term borrowings are advances from the FHLB of Atlanta. As a requirement for membership, the Bank is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances on the security of that stock and a floating lien on its family residential mortgage loans. Each credit program has its own interest rate and range of maturities. At December 31, 1998, the Company had outstanding FHLB advances totaling $23,967,000, compared to $7,800,000 outstanding at December 31, 1997. Additional information on borrowings is provided in Note 6 of the notes to the consolidated financial statements.

                   Liquidity and Interest Rate Risk Management
                             ---------------------

       Liquidity is the ability to raise funds or convert assets to cash in order to meet customer and operating needs. The Company's primary sources of liquidity are its portfolio of investment securities available-for-sale, principal and interest payments on loans and mortgage-backed securities, interest income from investment securities, maturities of investment securities held-to-maturity, increases in deposits, and advances from the FHLB of Atlanta. The total available line of credit from the FHLB is $37.0 million. At December 31, 1998, the Bank had an additional $13.0 million of credit available from the

FHLB which would be collateralized by a blanket lien on qualifying loans secured by first mortgages on family residences. Additional amounts may be made available under this blanket floating lien or by using investment securities as collateral. Management believes that it will have sufficient funds available to meet its anticipated future loan commitments as well as other liquidity needs.

Interest rate risk is the sensitivity of interest income and interest expense to changes in interest rates. Management continues to structure its assets and liabilities in an attempt to protect net interest income from large fluctuations associated with changes in interest rates. Table 10 shows the amount of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1998 which are projected to reprice or mature in each of the future time periods shown. At December 31, 1998, the Company had a negative cumulative one year asset-sensitive gap position of $48.3 million or 39.26% of interest-earning assets. This generally indicates that net interest income would decrease in a rising rate environment and would experience upward trend in a declining rate environment.

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

It should be noted that this table reflects the interest-sensitivity of the balance sheet as of a specific date and is not necessarily indicative of future results. The computations were made without using assumptions for loan repayments or deposit delays. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a given period were determined in accordance with contractual terms of the assets or liabilities. In making the computations, all adjustable rate loans were considered to be due at the end of the next upcoming adjustment period. Fixed rate loans were considered to reprice at their contractual maturities with no consideration given to prepayments or scheduled payments. Loans with thirty year amortizations have a ten year call provision which enables the Company to adjust the interest rate given market conditions. Liquid interest-earning investments with no contractual maturities are assumed to be subject to immediate repricing. Statement savings and money market accounts are subject to immediate availability and repricing and have been placed in the earliest gap category. In addition, fixed maturity deposits were assumed to reprice at their contractual maturities without consideration for early withdrawals. The interest rate sensitivity of the Company's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions. Because of these and other limitations, management also monitors interest rate sensitivity through the use of a model which estimates the change in net portfolio value and net interest income in response to a range of assumed changes in market interest rates. Based on interest sensitivity measures as of December 31, 1998, management realizes its need to improve the Company's interest rate exposure and has developed strategies to address this issue.

Table 10:  INTEREST SENSITIVITY

                                                                                 December 31, 1998
                                                    ---------------------------------------------------------------------------
                                                                          More than  More than      Over
                                                    3 Months    4 to 12   1 Year to  3 Years to  5 Years to    Over
                                                    Or Less    Months     3 Years    5 Years     10 Years   10 Years     Total
                                                    --------   -------  ----------   ---------   ---------   -------    -------
Interest earning assets ................                                      (dollars in thousands)
    ....................................
 Mortgage loans:
  Fixed rate residential 1-4 family ....     $   --       $     22     $  1,134     $  4,246     $ 38,953     $ 44,249     $ 88,604
  Adjustable rate residential 1-4 family         --          1,455         --           --           --           --          1,455
  Adjustable home equity ...............        2,356         --           --           --           --           --          2,356
  Fixed rate-nonresidential ............         --             46          515          313        3,397        5,348        9,619
                                             --------     --------     --------     --------     --------     --------     --------
   Total mortgage loans ................        2,356        1,523        1,649        4,559       42,350       49,597      102,034
  Other loans ..........................        1,265         --           --           --           --           --          1,265
                                             --------     --------     --------     --------     --------     --------     --------
   Total loans .........................        3,621        1,523        1,649        4,559       42,350       49,597      103,299
Interest-bearing deposits(2) ...........        5,284         --           --           --           --           --          5,284
Investment securities (1) ..............       10,410            0          386          378         --          1,744       12,918
FHLB common stock ......................        1,570         --           --           --           --           --          1,570
                                             --------     --------     --------     --------     --------     --------     --------
   Total interest-earning assets .......     $ 20,885     $  1,523     $  2,035     $  4,937     $ 42,350     $ 51,341     $123,071
                                             --------     --------     --------     --------     --------     --------     --------

Interest-bearing liabilities
 Deposits:
  Fixed maturity deposits ..............     $ 13,668     $ 36,185     $  9,419     $   --       $   --       $   --       $ 59,272
  NOW accounts money market accounts ...        5,208         --           --           --           --           --          5,208
  Savings accounts .....................        8,696         --           --           --           --           --          8,696
                                             --------     --------     --------     --------     --------     --------     --------
   Total deposits ......................       27,572       36,185        9,419         --           --           --         73,176
  FHLB advances ........................         --          6,967         --          2,000       15,000         --         23,967
                                             --------     --------     --------     --------     --------     --------     --------
   Total interest-bearing liabilities ..     $ 27,572     $ 43,152     $  9,419     $  2,000     $ 15,000     $   --       $ 97,143
                                             --------     --------     --------     --------     --------     --------     --------

Interest sensitivity gap per period          $ (6,687)    $(41,629)    $ (7,384)    $  2,937     $ 27,350     $ 51,341     $ 25,928
Cumulative interest-sensitivity gap          $ (6,687)    $(48,316)    $(55,700)    $(52,763)    $(25,413)    $ 25,928     $ 25,928
Cumulative gap as a percentage of
 total interest-earning assets                  (5.43)%     (39.26)%     (45.26)%     (42.87)%     (20.65)%      21.07%       21.07%
Cumulative interest-earning assets as a
 percentage of interest-bearing liabilities      75.75%      31.68%       30.50%       35.77%        73.84%     126.69%      126.69%

(1) Includes investments and mortgage-backed securities
(2) Includes interest-bearing deposits and federal funds

                                Capital Resources
                                   ----------

       Stockholders' equity decreased from $31.1 million at December 31, 1997 to $28.5 million at December 31, 1998, due to the purchase of $3,692,000 in treasury stock during 1998.

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

At December 31, 1998 and 1997, the Bank was in compliance with all of the aforementioned capital requirements as summarized in Table 11. Refer to Note 7 of the consolidated financial statements for a discussion of other matters that may affect the Company's capital resources.

Table 11:  REGULATORY CAPITAL

                                                                                  At December 31,
                                                                          ----------------------------
                                                                              1998             1997
                                                                          -----------       ----------
Risk-Based and Leverage Capital (dollars in thousands) Tier I capital:
 Common stockholders' equity ..........................................   $    27,083       $   26,030
 Unrealized holding loss (gain) on securities available-for-sale ......           (39)              (3)
                                                                          -----------       ----------
 Total Tier I leverage capital .........................................       27,044           26,027
Tier II Capital:
 Qualifying allowances for loan losses
       Tier II capital additions ......................................           750              570
                                                                          -----------       ----------
Total risk-based capital ..............................................   $    27,794       $   26,597
Risk-weighted assets ..................................................        71,217           61,531
Fourth quarter average assets .........................................       126,388          102,598
Risk-based capital ratios:
 Tier-I capital as a percent of risk-weighted assets ..................         36.01%            42.30%
 Minimum Required Tier I capital ......................................          4.00%             4.00%
 Total risk-based capital as a percent of risk-weighted assets ........         37.01%            43.23%
 Minimum required total risk-based capital ............................          8.00%             8.00%
Leverage capital ratios:
 Tier I leverage capital as a percent of fourth quarter average assets          21.35%            25.37%
 Minimum required Tier I leverage capital .............................    3.00%-5.00%       3.00-5.00%
North Carolina regulatory capital:
 Total risk-based capital as a percent of fourth quarter average assets         22.00%            25.92%
 Minimum required North Carolina capital ..............................          5.00%             5.00%


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

                                Accounting Issues
                                 --------------

       The Company prepares its consolidated financial statements and related disclosures in conformity with standards established by, among others, the Financial Accounting Standards Board (the "FASB"). Because the information needed by users of financial reports is dynamic, the FASB frequently has new rules and proposed new rules for companies to apply in reporting their activities. The following discussion addresses such changes as of December 31, 1998 that will affect the Company's future reporting.

       In June 1997, the FASB issued Statement of financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". SFAS 130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in the financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The company adopted the SFAS 130 is fiscal year 1998 without any significant impact on its consolidated financial statements.

       In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 established standards for the way that public businesses report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is effective for financial statements for periods beginning after December 15, 1997 and in the initial year of application, comparative information for earlier years is to be restated. The Company adopted SFAS 131 in fiscal year 1998 without any significant impact on its consolidated financial statements.

       The FASB has issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company has not been required to adopt as of December 31, 1998. This Statement, which is effective for fiscal years beginning after June 15, 1998, established accounting and reporting standards for derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction. This Statement is not expected to have a significant impact on the Company.

       The FASB has issued SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, an amendment of FASB Statement No. 65, which the Company has not been required to adopt as of December 31, 1998. Statement No. 65, as amended by FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, requires that after the securitization of a mortgage loan held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed security as a trading security.

This Statement further amends Statement No. 65 to require that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This Statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a nonmortgage banking enterprise. This Statement is effective for fiscal years beginning after December 15, 1998, and is not expected to have a significant impact on the Company.

                                 Year 2000 Issue
                                  ------------

       The Year 2000 challenge touches many facets of the financial activity of a business. It affects mainframe computer systems, networks and desktop personal computers. The problem even effects security and maintenance, because most modern offices rely on computerized systems. Stone Street Bank and Trust (Stone Street) and the Company considers the Year 2000 issue a top customer priority. The issue has received a lot of public attention because of concern about how businesses plan to meet this challenge. At Stone Street we began discussing the issue more than two years ago and started executing a plan for the challenge in 1997. To help us address this issue in a methodical, comprehensive manner, we created our Year 2000 Strategic Project Plan, designed to protect and inform our business partners and customers.

At first glance, the challenge may seem simple. For example, many computer programs and computer chips store the calendar year portion of the date as two digits rather than four digits. These software programs and chips record the year 1999 as "99". This approach works until the year 2000 when the "00" may be interpreted as the year 1900 instead of the year 2000. Banks use computer systems to perform financial calculations, transfer funds, record deposits and loan payments, run security systems and vaults and a myriad of other functions. Because banks rely heavily on their computer systems, the Federal Financial Institutions Examination Council ("FFIEC") has placed significant emphasis on the problems surrounding the year 2000 issues and has required financial institutions to document the assessment, testing and corrections made to ready their computer systems and programs for the year 2000 date change. The FFIEC has strict regulations, guidelines and milestones in place that each FDIC insured financial institution must follow in order to remain operational. The Company's board of directors has remained informed of the Company's position and progress in its year 2000 project.

The Company's year 2000 project remains on schedule according to the guidelines set forth by the FFIEC. The Company's most critical external exposure to year 2000 system problems is with its data processing provider, Fiserv. Fiserv renovated its systems in June 1998 and conducted a full test of the system in November, 1998. Fiserv has responded to the Company that renovation of its program is virtually complete and a final test is scheduled in April, 1999.

In addition, the Company has contacted its major customers and vendors to inquire about their progress in addressing the year 2000 program and does not believe that the problems of such customers and vendors will have a material adverse effect on the Company or its operations. The Company completed a scheduled upgrade to its computer terminals and software at a cost of $155,000 during 1998 due to the aging of previous systems that were not considered directly related to the year 2000. Costs directly associated with resolving any year 2000 issues during 1999 is estimated to cost $15,000. The Company will continue to monitor the progress of these parties in addressing the year 2000 problem as the new millennium approaches.

The year 2000 problems can affect the Company's operation in a number of ways but the mission critical issue is maintaining customers' account information including tracking deposits, interest accruals and loan payments. The Company is dependent upon electricity, telephone lines, computer hardware and Fiserv's data processing capability. The Company is in contact with its electric utility and phone company, and assurances have been given that no major problems exist and that both companies will have all year 2000 problems addressed well before December 31, 1999.

Banking, like other interconnected industries, relies on relationships with outside partners to provide services to our customers. We are working with card processors, ATM networks and others to help ensure a smooth transition on January 1, 2000; however, we cannot ensure compatibility with non-Stone Street networks and services. We are not responsible for failures due to circumstances beyond our control. We do not, therefore, provide guarantees or warranties beyond those we normally provide to our customers.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------




The Board of Directors and Stockholders
Stone Street Bancorp, Inc.


We have audited the accompanying consolidated balance sheets of Stone Street Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stone Street Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/Weir Smith Jones Miller & Elliott
------------------------------------
Weir Smith Jones Miller & Elliott

Statesville, North Carolina
January 30, 1999

                               CONSOLIDATED BALANCE SHEETS
                               ---------------------------
                                December 31, 1998 and 1997

                                                                   1998          1997
                                                                ---------      ---------
                                                                 (dollars in thousands)
ASSETS
Cash ......................................................     $   2,404      $     968
Federal funds sold ........................................           878          1,034
Interest-bearing deposits in other financial institutions .         4,406          2,701
Investment securities (note 2)
Held-to-maturity (Market value: $2,491 in 1998
  and $5,940 in 1997) .....................................         2,492          5,889
Available-for-sale (Cost: $10,426 in 1998
  and $1,854 in 1997) .....................................        10,358          1,859
Loans  receivable  (net of allowance
  for loan losses of
 $750 in 1998 and $570 in 1997) (note 3) ..................       102,549         92,967
Federal Home Loan Bank stock at cost ......................         1,570            741
Premises and equipment (note 4) ...........................           909            824
Accrued interest receivable ...............................           670            284
Deferred income tax (note 8) ..............................           627            412
Refundable income tax .....................................           116            126
Prepaid expenses and other assets .........................           102            141
Cash surrender value of life insurance ....................           192            146
                                                                ---------      ---------
   Total assets ...........................................     $ 127,273      $ 108,092
                                                                =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (note 5):
 Savings accounts .........................................     $   8,696      $   9,190
 NOW and MMDA .............................................         5,208          4,704
 Other certificates of deposit ............................        50,999         47,565
 Certificates of deposit, $100,000 and over ...............         8,273          5,514
   Total deposits .........................................        73,176         66,973
                                                                ---------      ---------

Advances from the Federal Home Loan Bank (note 6) .........        23,967          7,800
 Amounts  payable  under  remittance service agreement ....           358          1,175
Accrued interest payable ..................................           296            144
Accrued expenses and other liabilities ....................           986            924
                                                                ---------      ---------
       Total liabilities ..................................        98,783         77,016
                                                                ---------      ---------

Stockholders' Equity:
Preferred stock, no par value, 5,000,000 shares authorized;
  none issued (note 1)
Common stock, no par value 20,000,000 shares authorized:
1,898,052 shares issued and 1,898,052 and 1,692,352
  outstanding, respectively (note 1) ......................        18,433         20,611
Unearned ESOP shares ......................................        (1,859)        (1,948)
Unamortized deferred compensation .........................        (1,245)        (1,518)
Retained earnings, substantially restricted (notes 7 and 8)        13,200         13,928
Accumulated other comprehensive income, net ...............           (39)             3
                                                                ---------      ---------
   Total stockholders' equity .............................        28,490         31,076
                                                                ---------      ---------

Commitments and contingencies (notes 3 and 9)
       Total liabilities and stockholders' equity .........     $ 127,273      $ 108,092
                                                                =========      =========

See accompanying notes to consolidated financial statements.

                             CONSOLIDATED FINANCIAL STATEMENTS OF INCOME
                             -------------------------------------------
                            Years ended December 31, 1998, 1997 and 1996

                                                                         1998       1997       1996
                                                                       ------     ------     ------
                                                               (dollars in thousands, except per share data)
Interest income:
 Interest on loans .....................................               $8,457     $7,490     $6,662
 Interest on deposits in other financial institutions ..                  271        291        692
 Interest and dividends on investment securities:
  Taxable ..............................................                  489        486        563
  Non-taxable ..........................................                   51         86         91
                                                                       ------     ------     ------
   Total interest income ...............................                9,268      8,353      8,008
                                                                       ------     ------     ------
Interest expense:
 Interest on deposits (note 5) .........................                3,426      3,345      3,604
 Interest on borrowings ................................                  844        146          6
                                                                       ------     ------     ------
   Total interest expense ..............................                4,270      3,491      3,610
                                                                       ------     ------     ------

Net interest income ....................................                4,998      4,862      4,398
Provision for loan losses (note 3) .....................                  180         60         50
                                                                       ------     ------     ------
   Net interest income after provision for loan losses .                4,818      4,802      4,348
                                                                       ------     ------     ------
Other income:
 Loan fees and charges .................................                   55         49         45
 Customer service and other fees .......................                   95         86         56
 Other .................................................                   13         10         13
                                                                       ------     ------     ------
   Total other income ..................................                  163        145        114
                                                                       ------     ------     ------

Other expenses:
 Compensation and related benefits (note 9) ............                1,631      1,753      1,013
 Deposit insurance premiums ............................                   43         46        581
 Occupancy and equipment expense .......................                  322        261        216
 Professional fees .....................................                   37         64         36
 Other .................................................                  395        390        277
                                                                       ------     ------     ------
   Total other expenses ................................                2,428      2,514      2,123
                                                                       ------     ------     ------

   Income before income tax expense ....................                2,553      2,433      2,339

Income tax expense (note 8) ............................                  945        901        858
                                                                       ------     ------     ------

Net income .............................................               $1,608     $1,532     $1,481
                                                                       ======     ======     ======

Net income per share - basic (note 1) ..................               $ 0.89     $ 0.82     $ 0.82
                                                                       ======     ======     ======

Net income per share - diluted (note 1) ................               $ 0.89     $ 0.82     $ 0.82
                                                                       ======     ======     ======

See accompanying notes to consolidated financial statements.

                               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                               -----------------------------------------------
                            For the Years ended December 31, 1998, 1997 and 1996

                                                           Unearned     Unamortized                 Compre-
                                   Shares       Common       ESOP        Deferred     Retained      hensive
                                Outstanding     Shares       Shares    Compensation   Earnings      Income
                                -----------     ------       ------    ------------   --------      ------
                                                  (in thousands, except shares outstanding)
Balance at
   December 31, 1995                     -   $        -  $       -    $      -       $   12,563
 Net income                              -            -          -           -            1,481       1,481
 Net proceeds from issuance
  of no par common stock         1,825,050       26,333          -           -                -
 Common stock acquired
  by ESOP                                -            -     (2,198)          -                -
 Cash dividends declared
  ($.44 per share)                       -            -          -           -             (803)
 Change in unrealized
   holding gains (losses)
   net of income taxes of $3             -            -          -           -                -          (7)
                                                                                                    -------
   Total comprehensive income                                                                       $ 1,474
                                                                                                    =======
Balance at
 December 31, 1996               1,825,050      26,333      (2,198)          -           13,241
 Net income                                                                               1,532       1,532
  Common stock acquired
  by ESOP                                                     (329)
 Release of ESOP shares                                        579
 Cash dividends declared
  ($4.45 per share)**                           (7,593)                                   (845)
 Issuance of restricted stock       73,002       1,871                  (1,871)
 Amortization of earned
 compensation                                                              353
 Change in unrealized
  holding gains (losses),
  net of income taxes of $4                                                                              11
                                                                                                    -------
   Total comprehensive income                                                                       $ 1,543
                                                                                                    =======
Balance at
 December 31, 1997               1,898,052      20,611      (1,948)     (1,518)          13,928
 Net income                                                                               1,608       1,608
Purchase of Treasury Stock        (205,700)     (2,178)                                  (1,514)
Release of ESOP shares                                          89
 Cash dividends
  ($.45 per share) **                                                                      (822)
 Amortization of unearned
  compensation                                                             273
 Change in unrealized
  holding gains (losses)
  net of income taxes of $28
    Total comprehensive income                                                                          (42)
                                                                                                    -------
Balance at
 December 31, 1998               1,692,352   $  18,433   $  (1,859)   $ (1,245)       $  13,200
                                 =========   =========   =========    ========        =========

                                      Accumulated
                                         Other           Total
                                   Comprehensive    Stockholders'
                                        Income          Equity
                                        ------          ------
Balance at
   December 31, 1995                       (1)     $    12,562
 Net income                                 -            1,481
 Net proceeds from issuance
  of no par common stock                    -           26,333
 Common stock acquired
  by ESOP                                   -           (2,198)
 Cash dividends declared
  ($.44 per share)                          -             (803)
 Change in unrealized
   holding gains (losses)
   net of income taxes of $3               (7)              (7)
   Total comprehensive income
                                         ----      -----------
Balance at
 December 31, 1996                         (8)          37,368
 Net income                                              1,532
  Common stock acquired
  by ESOP                                                 (329)
 Release of ESOP shares                                    579
 Cash dividends declared
  ($4.45 per share)**                                   (8,438)
 Issuance of restricted stock
 Amortization of earned
 compensation                                              353
 Change in unrealized
  holding gains (losses),
  net of income taxes of $4                11               11
   Total comprehensive income
                                          ----      -----------
Balance at
 December 31, 1997                          3           31,076
 Net income                                              1,608
Purchase of Treasury Stock                              (3,692)
Release of ESOP shares                                      89
 Cash dividends
  ($.45 per share) **                                     (822)
 Amortization of unearned
  compensation                                             273
 Change in unrealized
  holding gains (losses)
  net of income taxes of $28
    Total comprehensive income            (42)             (42)
                                         ----      -----------

Balance at
 December 31, 1998                     $  (39)     $     28,490
                                       ======      ============

** Includes $4.00 special return of capital dividend paid on July 11, 1997. See accompanying notes to consolidated financial statements.

                                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                         -------------------------------------
                                 For the Years ended December 31, 1998, 1997 and 1996


                                                                                   1998           1997          1996
                                                                                 --------      --------      --------
Operating activities:                                                                     (dollars in thousands)
 Net income ................................................................     $  1,608      $  1,532      $  1,481
 Adjustments to reconcile net income to net cash
 provided  by  operating activities:
   Depreciation ............................................................           96            86            96
   Provision for loan losses ...............................................          180            60            50
   Deferred income taxes ...................................................         (215)          (36)          (42)
   Contributions allowing the release of ESOP shares .......................           89           579
   Compensation earned under the Management Recognition Plan ...............          273           353
   Decrease (increase) in accrued interest receivable ......................         (386)           26          (206)
   Increase in cash surrender value of life insurance ......................          (46)          (18)          (64)
   Decrease (increase) in refundable income taxes ..........................           10           (49)          (56)
   Increase (decrease) in amounts payable under remittance
    service agreement ......................................................         (817)          539            41
   (Increase) decrease in other assets .....................................           39           (48)           44
   Increase (decrease) in accrued interest payable .........................          152           (26)           23
   Increase (decrease)  in accrued cash dividends payable ..................         --            (402)          402
   Increase (decrease) in other liabilities ................................           62           257           281
                                                                                 --------      --------      --------
       Net cash provided by operating activities ...........................        1,045         2,853         2,050
                                                                                 --------      --------      --------

Investing activities:
 Net increase in loans held for investment .................................       (9,762)      (10,035)       (7,996)
 Principal collected on mortgage-backed securities .........................         --             597           108
 Purchase of investment securities classified as available-for-sale ........       (8,541)         --            (860)
 Purchase of investment securities classified as held-to-maturity ..........         --            (750)       (2,760)
 Purchase of mortgage-backed securities classified as held-to-maturity .....         --            --          (2,298)
 Proceeds from maturities of investment securities classified
  as available-for-sale ....................................................         --             875           439
 Proceeds from maturities of investment securities held-to-maturity ........        3,397         2,000           500
 Purchase of FHLB Stock ....................................................         (829)          (74)          (91)
   Purchase of premises and equipment ......................................         (181)          (10)          (47)
   Net cash used by investing activities ...................................      (15,916)       (7,397)      (13,005)
                                                                                 --------      --------      --------

Financing activities:
 Net increase (decrease) in deposits .......................................        6,203           409        (6,471)
 Proceeds from borrowings ..................................................       16,167         7,800
 Repayments of borrowings ..................................................         --            --          (1,000)
 Proceeds from issuance of no par common stock .............................         --            --          26,333
 Loan to ESOP for the purchase of common stock .............................         --            (329)       (2,198)
 Cash dividends paid to shareholders .......................................         (822)       (8,438)         (803)
 Purchase of treasury stock ................................................       (3,692)         --            --
 Net cash provided by financing activities .................................       17,856          (558)       15,861
                                                                                 --------      --------      --------

         Increase (decrease) in cash and cash equivalents ..................        2,985        (5,102)        4,906
Cash and cash equivalents at beginning of period ...........................        4,703         9,805         4,899
                                                                                 --------      --------      --------
Cash and cash equivalents at end of period .................................     $  7,688      $  4,703      $  9,805
                                                                                 ========      ========      ========
Supplemental  disclosure of cash flow  information:
  Cash paid during the period for:
  Interest .................................................................     $  4,118      $  3,517      $  3,587
                                                                                 ========      ========      ========
  Income taxes .............................................................     $    935      $    949      $    914
                                                                                 ========      ========      ========
Supplemental disclosure of noncash transactions:
 Unrealized gains (losses) on available-for-sale securities, net of deferred
  taxes (benefit) of $(28) for 1998 and $2 for 1997 ........................     $    (39)     $      3      $      8
                                                                                 ========      ========      ========
 Dividends declared but unpaid .............................................     $      -      $     --      $    402
                                                                                 ========      ========      ========

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)   Significant Accounting Policies
      -------------------------------

      Organization and Operations
      ---------------------------

      On March 29, 1996, pursuant to a Plan of Conversion approved by its members and regulators, Mocksville Savings Bank, Inc. SSB now Stone Street Bank & Trust (the "Bank") amended and restated its charter to effect its conversion from a North Carolina chartered mutual savings bank to a North Carolina chartered stock savings bank (the "Conversion"), and became a wholly-owned subsidiary of Stone Street Bancorp, Inc. (the "Parent"), a holding company formed in connection with the Conversion. The Bank is primarily engaged in the business of obtaining savings deposits and providing loans to the general public. The principal activity of the Parent is ownership of the Bank. In 1997, the Bank formed a subsidiary, Stone Street Financial Services, Inc. for the purpose of offering investment discount brokerage services to the public.

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

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ----------------------------------------------------

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

      At December 31, 1998, substantially all of the Company's loans were collateralized by real estate in Davie and adjacent counties. The collateral is predominately owner-occupied residential real estate in which the borrower does not rely on underlying cash flows from the property to satisfy debt service. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in market conditions in the Company's market area. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Various regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

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

      Investment in Federal Home Loan Bank Stock
      ------------------------------------------

      As a requirement for membership, the Bank invests in stock of the Federal Home Loan Bank of Atlanta (FHLB) in the amount of 1% of its outstanding residential loans or 5% of its outstanding advances from the FHLB, whichever is greater. At December 31, 1998, the Bank owned 15,698 shares of the FHLB's $100 par value capital stock. A ready market does not exist for such stock, which is carried at cost. The Bank however, can redeem this stock at cost with the FHLB.

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

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ----------------------------------------------------

(1)   Significant Accounting Policies, Continued
      ------------------------------------------

      Cash and Cash Equivalents
      -------------------------

      For purposes of reporting cash flows, the Company considers cash, federal funds sold and interest-bearing deposits in other institutions with original maturities of three months or less to be cash equivalents.

      Earnings Per Share
      ------------------

      The Company adopted the provisions for SFAS No. 128, "Earnings Per Share," during 1997. Presentation of both basic and diluted earnings per share have been presented in the financial statements. Because the Company's stock options would have an antidilutive effect on earnings per share due to the average market price not exceeding the exercise price during the period, both basic and diluted earnings per share are the same. Weighted average shares outstanding for 1998 and 1997 were 1,813,850 and 1,872,451, respectively, shares and for 1996, 1,825,050 shares were assumed outstanding for the full year.

      New Accounting Pronouncements
      -----------------------------

      The Company prepares its consolidated financial statements and related disclosures in conformity with standards established by, among others, the Financial Accounting Standards Board (the "FASB"). Because the information needed by users of financial reports is dynamic, the FASB frequently has new rules and proposed new rules for companies to apply in reporting their activities. The following discussion addresses such changes as of December 31, 1998 that will affect the Company's future reporting.

      The FASB has issued SFAS No. 130, Reporting Comprehensive Income, which the Company adopted during 1998. The Statement, which is effective for fiscal years beginning after December 15, 1997, establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. All required disclosures are included in the 1998 financial statements.

      The FASB has issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which the Company has adopted during 1998. This Statement, which is effective for fiscal years beginning after December 15, 1997, requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. This statement did not have a significant impact on the Company.

      The FASB has issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which the Company has not been required to adopt as of December 31, 1998. This Statement, which is effective for fiscal years beginning after June 15, 1998, established accounting and reporting standards for derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction. This Statement is not expected to have a significant impact on the Company.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ----------------------------------------------------

      The FASB has issued SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, an amendment of FASB Statement No. 65, which the Company has not been required to adopt as of December 31, 1998. Statement No. 65, as amended by FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, requires that after the securitization of a mortgage loan held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed security as a trading security. This statement further amends Statement No. 65 to require that after the  securitization  of  mortgage  loans  held for  sale,  an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. This Statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the subsequent accounting for securities retained after the securitization of other types of assets by a nonmortgage banking enterprise. This Statement is effective for fiscal years beginning after December 15, 1998, and is not expected to have a significant impact on the Company.

      Reclassifications

      Certain reclassifications have been made for 1997 and 1996 to conform with the 1998 presentation. The reclassifications had no effect on previously reported net income or stockholders' equity.

(2)   Investment Securities
      ---------------------

      The following is a summary of the investment securities portfolios by major classification:

                                                                                     December 31, 1998
                                                                        -------------------------------------------------
                                                                                         (in thousands)
                                                                                                               Estimated
                                                                        Amortized    Unrealized  Unrealized      market
                                                                          cost          gains        losses       value
      Securities held-to-maturity:
       US government and agency securities                              $      748  $          2  $        -   $      750
       Mortgage-backed securities (a)                                        1,744             6            9       1,741
                                                                       -----------  ------------  -----------  ----------
        Total securities held-to-maturity                                    2,492             8            9       2,491
                                                                       ===========  ============  ===========  ==========
      Securities available-for-sale:
       States and local governments                                    $       764  $         19  $         -  $      783
       Mortgage-backed securities                                            9,662             -           87       9,575
                                                                       -----------  ------------  -----------  ----------
        Total securities available-for-sale                            $    10,426  $         19  $        87  $   10,358
                                                                       ===========  ============  ===========  ==========

                                                                                       December 31, 1997
                                                                        -------------------------------------------------
                                                                                          (in thousands)
                                                                                                                Estimated
                                                                        Amortized    Unrealized   Unrealized     market
                                                                          cost          gains        losses       value
                                                                       -----------  ------------  -----------  ----------
     Securities held-to-maturity:
       US government and agency securities                              $    3,489  $          6  $         1  $    3,494
       Mortgage-backed securities (a)                                        2,400            46                    2,446
                                                                       -----------  ------------  -----------  ----------
        Total securities held-to-maturity                                    5,889            52            1       5,940
                                                                       ===========  ============  ===========  ==========
      Securities available-for-sale:
       States and local governments                                    $     1,854  $          6  $         1  $    1,859
                                                                       -----------  ------------  -----------  ----------
        Total securities available-for-sale                            $     1,854  $          6  $         1  $    1,859
                                                                       ===========  ============  ===========  ==========

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ----------------------------------------------------

(2)  Investment Securities, Continued
     --------------------------------

                                                                                        December 31, 1996
                                                                                          (in thousands)
                                                                       --------------------------------------------------
                                                                                                                Estimated
                                                                         Amortized   Unrealized   Unrealized      Market
                                                                           Cost         Gains       Losses        Value
                                                                       -----------  ------------  -----------  ----------
    Securities held-to-maturity:
     US government and agency securities                               $     4,753  $         21  $        18  $    4,756
     Mortgage-backed securities (a)                                          2,983            41            -       3,024
                                                                       -----------  ------------  -----------  ----------
      Total securities held-to-maturity                                $     7,736  $         62  $        18  $    7,780
                                                                       ===========  ============  ===========  ==========
    Securities available-for-sale
     State and local governments                                       $     2,019  $          4  $        12  $    2,011
     Mutual Funds                                                              712             -            -         712
                                                                       -----------  ------------  -----------  ----------
      Total securities available-for-sale                              $     2,731  $          4  $        12  $    2,723
                                                                       ===========  ============  ===========  ==========

(a) At December 31, 1998 the Company owned mortgage-backed securities issued by the General National Mortgage Association (GNMA), the Federal Home Loan Mortgage Corporation (FHLMC) and the Small Business Association (SBA) with an aggregate amortized cost of $11,406,000 and a market value of $11,316,000. At December 31, 1997, the Company owned mortgage-backed securities issued by GNMA and FHLMC with an aggregate amortized cost of $2,400,000 and a market value of $2,446,000.

     The  aggregate   amortized  cost  and  approximate   market  value  of  the
     available-for-sale and held-to-maturity securities portfolios at December 31, 1998, by remaining contractual maturity are as follows:

                                                             Securities available-for-sale    Securities held-to-maturity
                                                             -----------------------------    ---------------------------
                                                                                    (in thousands)

                                                                               Estimated                       Estimated
                                                                  Amortized     market           Amortized       market
                                                                    cost        value             cost           value
                                                                 ---------     ---------         -------        ---------
     US government agencies securities:
       Due in 1 year or less                                     $             $                 $   748        $    750
     Obligations of states and local governments:
       Due 1 year through 5 years                                      386           400
       Due after 5 through 10 years                                    378           383
       Mortgage-backed securities                                    9,662         9,575           1,744            1,741
                                                                 ---------     ---------         -------        ---------
       Total securities                                          $  10,426     $  10,358         $ 2,492        $   2,491
                                                                 =========     =========         =======        =========

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ----------------------------------------------------

     There was no sales activity for held-to-maturity or available-for-sale securities for the years ended December 31, 1998, 1997, and 1996.

(3)  Loans Receivable

                                                                                                         December 31,
                                                                                                -------------------------
     Loans receivable consist of the following:                                                      1998          1997
                                                                                                -----------   -----------
                                                                                                       (in thousands)
     Loans secured by first mortgages on real estate:
       Mortgage loans held for investment, primarily one-to-four family                         $    84,094   $    76,894
       Construction loans                                                                            12,670         8,571
       Nonresidential real estate                                                                     9,619         9,541
                                                                                                -----------   -----------
                                                                                                    106,383        95,006
     Home equity lines of credit                                                                      2,356         2,438
     Other second mortgage loans                                                                        121           237
     Other installment loans                                                                          1,265           632
                                                                                                -----------   -----------
                                                                                                    110,125        98,313
     Undisbursed proceeds on loans in process                                                        (5,614)       (3,718)
     Deferred loan fees                                                                              (1,212)       (1,058)
     Allowance for loan losses                                                                         (750)         (570)
                                                                                                -----------   -----------
                                                                                                $   102,549     $  92,967
                                                                                                ===========     =========

     An analysis of the allowance for loan losses follows:

                                                                                      1998          1997          1996
                                                                                  -----------   -----------   ----------
                                                                                                (in thousands)
     Balance at beginning of period                                               $       570   $       511   $       462
       Provision for loan losses                                                          180            60            50
               Loans charged off                                                            -            (1)           (1)
       Recoveries                                                                           -             -            -
                                                                                  -----------   -----------   ----------
     Balance at end of period                                                     $       750   $       570   $       511
                                                                                  ===========   ===========   ===========

     At December 31, 1998 and 1997, the Company had no loans which were in nonaccrual status and $243,318 and $294,858 respectively, which were contractually delinquent for 90 days or more and still accruing.

     At December 31, 1998, the Company had mortgage loan commitments outstanding of $5,614,315 and preapproved but unused lines of credit totaled $2,824,250. The Company's exposure to credit loss for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Company uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer's creditworthiness is evaluated on an individual basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral obtained varies but may include marketable securities, deposits, real estate, investment assets, and property and equipment. In management's opinion, these commitments, and undisbursed proceeds on loans in process reflected above, represent no more than normal lending risk to the Company and will be funded from normal sources of liquidity.

     The Bank makes loans to executive officers and directors of the Company and to their associates. It is management's opinion that such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. Following is a reconciliation of loans outstanding to executive officers, directors, and their associates for the year ending December 31, 1998.


         Balance at December 31, 1997                       $   2,028,952
         New loans                                                445,500
         Repayments                                              (429,080)
                                                            -------------
         Balance at December 31, 1998                       $   2,045,372
                                                            =============

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ----------------------------------------------------

(4)  Premises and Equipment

     Premises and equipment consist of the following:

                                             December 31, 1998                             December 31, 1997
                                    --------------------------------------        ------------------------------------
                                                  Accumulated     Net book                     Accumulated     Net book
                                        Cost      depreciation     value            Cost      depreciation       value
                                                                        (in thousands)
     Land                           $    262       $     -       $    262         $    258       $    -          $ 258
     Office buildings and
       improvements                      847           461            386              834          423            411
     Furniture, fixtures and
       equipment                         574           327            247              507          371            136
     Vehicles                             26            12             14               26            7             19
                                    --------       -------        -------         --------       ------          -----
                                    $  1,709       $   800        $   909         $  1,625       $  801          $ 824
                                    ========       =======        =======         ========       ======          =====

(5)  Deposits

     Time deposits of $100,000 or more totaled $8,273,195 and $5,514,098 at December 31, 1998 and 1997, respectively.

     Interest expense on deposits includes $324,288, $196,905 and $343,000 for the years ended December 31, 1998, 1997 and 1996, respectively, on time deposits of $100,000 or more.

     Contractual maturities of time deposits at December 31, 1998 are as follows:

                                                             Total
       Year Ending December 31,                            Maturities
                                                    (dollars in thousands)

         1999                                            $     49,853
         2000                                                   7,965
         2001                                                   1,454
                                                         ------------
             Total time deposits                         $     59,272
                                                         ============

(6)  Advances from the Federal Home Loan Bank

     Advances from the Federal Home Loan Bank of Atlanta, with weighted average interest rates, are as follows:

                                                                  December 31,
                                                        ------------------------------
                                                           1998                1997
                                                        ------------       -----------
                                                               (in thousands)
     6.50% due on or before December 31, 1998           $          -       $     7,800
     5.78% due on or before December 31, 1999                  6,967                 -
     5.52% due on or before August 2, 2003                     2,000                 -
     5.09% due on or before August 28, 2008                   15,000                 -
                                                        ------------       -----------
                                                        $     23,967       $     7,800
                                                        ============       ===========


     The Bank has a total available line of credit of $37.0 million with the FHLB. At December 31, 1998, the Bank had additional credit availability from the Federal Home Loan Bank of $13.0 million.

     All advances are secured by all stock in the Federal Home Loan Bank and a blanket floating lien on the Bank's one-to- four family residential mortgage loans.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ----------------------------------------------------

(7)  Stockholders' Equity
     --------------------

     Common Stock
     ------------

     The Company is authorized to issue 20,000,000 shares of common stock. The common stock has no par value. As of December 31, 1998 and 1997, there were 1,692,352 and 1,898,052 shares of common stock issued and outstanding, respectively. The decrease is attributable to the Company purchasing $3,692,443 in treasury stock during 1998.

     Preferred Stock
     ---------------

     The Company is authorized to issue up to 5,000,000 shares of preferred stock. No shares of preferred stock have been issued or were outstanding at December 31, 1998 or 1997. Such preferred stock may be issued in one or more series with such rights, preferences, and designations as the Board of Directors of the Parent may from time to time determine subject to applicable law and regulations. If and when such shares are issued, holders of such shares may have certain preferences, powers, and rights (including voting rights) senior to the rights of the holders of the common stock of the Company. The Board of Directors of the Parent can (without stockholder approval) issue preferred stock with voting and conversion rights which could, among other things, adversely affect the voting power of the holders of the common stock of the company and assist management in an unfriendly takeover or attempted change in control of the Company that some stockholders may consider to be in their best interest but to which management is opposed. The Company has no current plans to issue preferred stock.

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

     Dividends
     ---------

     Subject to applicable law, the Boards of Directors of the Bank and the Parent may each provide for the payment of dividends. Future declarations of cash dividends, if any, by the Parent may depend upon dividend payments by the Bank to the Parent. Subject to regulations of the Administrator, the Bank may not declare or pay a cash dividend on or repurchase any of its common stock if its stockholders' equity would thereby be reduced below either the aggregate amount then required for the liquidation account or the minimum regulatory capital requirements imposed by federal and state regulations. In addition, for a period of five years after the Conversion, the Bank will be required, under existing North Carolina regulations, to obtain prior written approval of the Administrator before it can declare and pay a cash dividend on its capital stock in an amount in excess of one-half of the greater of (i) its net income for the most recent fiscal year, or (ii) the average of its net income after dividends for the most recent fiscal year and not more than two of the immediately preceding fiscal years, if applicable. As a result of this limitation, the Bank cannot pay a dividend in excess of $754,138 without the approval of the Administrator.

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

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ----------------------------------------------------


(7)  Stockholders' Equity - Continued
     --------------------------------

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

     As of December 31, 1998, the FDIC categorized the Bank as "well-capitalized". The Bank is required to meet minimum ratios for total risk-based, and Tier I leverage (the ratio of Tier I capital to average assets) as set forth in the following table. There are no events or conditions since the notification that management believes have changed the Bank's category.

                                                                                                                  Minimum Ratios
                                                                                                     ------------------------------
                                                                                                        For           To Be Well
                                                                                                       Capital    Capitalized Under
                                                             Capital Amount            Ratio          Adequacy    Prompt Corrective
                                                           1998         1997      1998      1997      Purposes    Action Provisions
                                                        ---------    ---------    ----      ----      --------    ------------------
     As of December 31:

       Tier I Capital (ratio to risk-weighted assets):  $  27,044    $  26,027    36.01%    42.30%     4.00%           6.00%

       Tier Capital - Tier II capital (ratio to risk-
         weighted assets):                                 27,794       26,597    37.01%    43.23%     8.00%          10.00%

       Leverage - Tier I capital (ratio to average
         Assets):                                          27,044       26,027    21.35%    25.92%     4.00%           5.00%

     At December 31, 1998 and 1997, the Bank was in compliance with all of the aforementioned capital requirements.

(8)  Income Taxes
     ------------

     The components of income tax expense (benefit) were as follows:

                                      Year ended December 31,
                             ---------------------------------------
                                           (in thousands)
                               1998           1997            1996
                             -------        --------        -------
     Currently payable:
       Federal               $   913        $    798        $   757
       State                     167             145            139
                             -------        --------        -------
                               1,080             943            896
                             -------        --------        -------

     Deferred:
       Federal                   (91)            (34)           (31)
       State                     (44)             (8)            (7)
                             -------        --------        -------
                                (135)            (42)           (38)
                             -------        --------        -------
                             $   945        $    901        $   858
                             =======        ========        =======

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ----------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are shown below:

                                                               December 31,
                                                             --------------
                                                             1998      1997
                                                             ----      ----
                                                             (in thousands)

Allowance for loan losses (net) .........................     $308     $229
Deferred loan  origination  fees, net of deferred costs .      497      424
                                                              ----     ----
     Gross deferred tax assets ..........................      805      653
 Accelerated depreciation ...............................       12        0
 Valuation allowance ....................................        0        0
                                                              ----     ----
     Gross deferred tax assets ..........................      817      653
                                                              ----     ----

 Accelerated depreciation ...............................      --        46
     FHLB stock dividends ...............................      180      180
 Other temporary differences creating deferred tax assets       10       15
                                                              ----     ----
     Gross deferred tax liabilities .....................      190      241
                                                              ----     ----

     Net deferred tax asset .............................     $627     $412
                                                              ====     ====

     The Company has no valuation allowance at December 31, 1998 or 1997 because it has sufficient taxable income in the carryback period to support the realizability of the net deferred tax asset.

     The reconciliation of income taxes at statutory tax rates to income tax expense reported in the statements of income follows:

                                                                            December 31,
                                                             --------------------------------------
                                                                1998            1997          1996
                                                             -------        --------       --------
                                                                        (in thousands)

     Income taxes at the statutory federal tax rate          $   868        $    827       $    798
     State income taxes less federal benefit                     118             120            120
     Tax exempt interest                                         (15)            (29)           (38)
     Other                                                       (26)            (17)           (22)
                                                             -------        --------       --------
         Total tax expense                                   $   945        $    901       $    858
                                                             =======        ========       ========

     Retained earnings at December 31, 1998 includes approximately $2,577,990 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of such amount for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate. Legislation passed in 1996 eliminates the percentage of taxable income method as an option for computing bad debt deductions for 1996 and in all future years. The Bank is permitted to take deductions for bad debts, but is required to compute such deductions using an experience method.

(9)  Employee and Director Benefit Plans
     -----------------------------------

     401(k) PLAN
     -----------

     During 1994, the Bank implemented a 401(k) plan that covers all eligible employees. The Bank may elect to match 50% of employee contributions, with the Bank's contribution limited to 3% of each employee's salary. 401(k) matching contributions are funded when accrued. Matching expense totaled approximately $866 in 1997, and $1,900 in 1996.
     There was no company matching in 1998.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ----------------------------------------------------

(9)  Employee and Director Benefit Plans - Continued
     -----------------------------------------------

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

     During 1998, the Bank made a $257,162 contribution to the ESOP, representing the normal principal payment due for the year and the application of dividends on unallocated shares to the principal balance of the loan. This contribution resulted in the release of 9,207 shares to individual participant accounts. At December 31, 1998, a total of 40,029 shares have been released and allocated to participants and 105,975 shares remain unallocated. Total compensation expense associated with the ESOP for the years ended December 31, 1998 and 1997 was $190,000 and $180,000, respectively. At December 31, 1998, there were 105,975 unallocated ESOP shares with a total fair value of approximately $1,510,144. In fiscal year 1996, the $175,000 cash contribution made for the year ended December 31, 1996 was used to release 7,205 shares to ESOP participants. During the year ended December 31, 1998 and 1997, 9,207 and 23,617 shares respectively were considered committed to be released to ESOP participants, and compensation expense of $190,000 and $180,000, respectively associated with those shares was recorded.

     Management Recognition Plan ("MRP")
     -----------------------------------
     The Bank's MRP was approved by stockholders of the Parent and by the Parent's and the Bank's Boards of Directors during fiscal year 1997. The MRP serves as a means of providing existing directors and employees of the Bank with an ownership interest in the Company. Shares of the Company's common stock awarded under the MRP vest equally over a five year period. Compensation expense related to those shares is recognized on a straight-line basis corresponding with the vesting period. Prior to vesting, each participant granted shares under the MRP may direct the voting of the shares allocated to the participant and will be entitled to receive any dividends or other distributions paid on such shares. On May 9, 1997, 73,002 shares were awarded under the MRP. Total compensation expense associated with the MRP for the year ended December 31, 1998 and 1997 was $273,000 and $353,000, respectively.

                    -----------------------------------------

(9)  Employee and Director Benefit Plans - Continued
     -----------------------------------------------

     Stock Option Plan
     -----------------

     The Company adopted a Stock Option Plan which has also been approved by the stockholders of the Parent and by the Parent's and the Bank's Boards of Directors. The Stock Option Plan makes available options to purchase 182,505 shares, or 10% of the shares issued in the conversion to employees and directors. Options granted under the Stock Option Plan to directors vest immediately while options granted to employees have a vesting schedule which provides that 20% of the options granted vest in the first year, and 20% will vest on each subsequent anniversary date, so that options would be completely vested within five years from the date of grant. Options become 100% vested upon death or disability, if earlier. Unexercised options expire within ten years from the date of grant. The exercise price for options granted in 1997 was the fair market value at the date of grant (May 9, 1997) of $25.625 per share and was adjusted to $21.75 to reflect the $4.00 special return of capital dividend paid to stockholders in 1997. No stock options were granted in 1998.

     A summary of the Company's stock option activity and related information for the year ended December 31, 1998 follows:

                                             Outstanding                   Exercisable
                                         ----------------------      ----------------------
                                                       Weighted                    Weighted
                                                       Average                     Average
                                         Option        Exercise      Option        Exercise
                                         Shares         Price         Shares        Price
                                         -------      ---------      -------      ---------
     At December 31, 1997 .........      172,244      $   21.75       78,241      $   21.75
     Granted ......................         --             --         23,439          21.75
     Exercised ....................         --             --           --             --
     Forfeited ....................        1,287           --            456           --
                                         -------      ---------      -------      ---------
     At December 31, 1998 .........      170,957      $   21.75      101,224      $   21.75
                                         =======      =========      =======      =========

     The Company has elected to follow APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options as permitted under SFAS No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". In accordance with APB 25, no compensation cost is recognized by the Company when stock options are granted because the exercise price of the Company's stock options equals the market price of the underlying common stock on the date of grant. As required by SFAS 123, disclosures are presented below for the effect on the net income and net income per share that would result from the use of the fair value based method to measure compensation cost related to stock option grants using the Black-Scholes option pricing model with the following assumptions: a risk free interest rate of 6.75%, expected lives of 7 years, expected volatility of 30% and expected dividends of $.45 per year. The weighted average fair value per share of options granted amounted to $6.26. The effects of applying the provisions of SFAS 123 in 1998 and 1997 are not necessarily indicative of future effects.

                                                      1998                1997
                                                 -----------          ----------
                                                (in thousands, except per share data)
Net income
   As reported .........................         $     1,608          $    1,532
   Pro forma ...........................               1,608               1,498

Net income per share
   As reported .........................         $      0.89          $     0.82
   Pro forma ...........................                0.89                0.80


                    -----------------------------------------

(9)  Employee and Director Benefit Plans - Continued
     -----------------------------------------------

     DIRECTOR'S DEFERRED COMPENSATION PLAN: The Bank has a deferred compensation plan for its directors under which the directors would be paid specified amounts during the ten year period following the date that the director becomes 65 years of age. The Bank has purchased life insurance policies with the Bank named as beneficiary to fund the benefits. Total expense related to these plans was approximately $78,208 for 1998, $123,271 for 1997 and $48,000 for 1996.

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

     SEVERANCE PLAN: In connection with the Conversion, the Bank adopted a Severance Plan for the benefit of its employees. The Plan provides for severance pay benefits in the event of a change in control which results in the termination of such employees or diminished compensation, duties, or benefits within two years of a change in control. The employees covered would be entitled to a severance benefit of the greater of (a) the amount equal to two weeks salary at the existing salary rate multiplied by the employee's number of completed years of service or (b) the amount of one month's salary at the employee's salary rate at the time of termination, subject to a maximum payment equal to two times the employee's annual salary.

     SPECIAL TERMINATION AGREEMENTS: In order to assure the continued employment of Allen W. Carter and Marjorie D. Foster, the Bank entered into special termination agreements with each of them to provide benefits in the event of a change in control of the Bank or the Company. Such agreements are intended to ensure that the Bank will be able to maintain a stable and competent employee base. The continued success of the Bank depends, to a significant degree, on the skill and competence of its employees.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
              ----------------------------------------------------

(10) Quarterly Financial Data (Unaudited)
     ------------------------------------

     Summarized unaudited quarterly financial data for the year ended December 31, 1998 is as follows:

                                                                    First         Second          Third        Fourth
                                                                    Quarter       Quarter         Quarter      Quarter
                                                                  --------     ----------      ----------    ---------
       Operating Summary:                                               (in thousands except per share amounts)
       Interest income                                             $  2,190     $    2,253      $    2,360    $   2,465
       Interest expense                                                 952            975           1,121        1,222
                                                                   --------     ----------      ----------    ---------
       Net interest income                                            1,238          1,278           1,239        1,243
       Provision for loan losses                                         30             30              30           90
        Net interest income after provision for loan losses            1,208          1,248           1,209        1,153
       Other income                                                      34             36              31           62
       Other expenses                                                   493            798             551          586
                                                                  ---------     ----------      ----------    ---------
       Income before income tax expense                                 749            486             689          629
       Income taxes                                                     286            185             263          211
                                                                  ---------     ----------      ----------    ---------
       Net income                                                       463            301             426          418
       Per Share Data:
       Net income per share - basic                                    .25             .16             .24          .24
       Net income per share - diluted                                  .25             .16             .24          .24
       Cash dividends declared                                        .1150          .1150           .1150        .1150
       Dividend payout                                                46.69          70.94           43.35        46.62
       Book value per share                                           16.47          16.64           16.68        16.83
       Selected Average Balances:
       Assets                                                     $  109,518    $  111,599      $ 118,175     $ 125,684
       Investment securities                                          10,910         9,674         13,153        17,715
       Loans, net                                                     94,344        96,931         99,589       101,794
       Interest-bearing deposits                                      67,365        68,291         68,827        71,003
       FHLB advances                                                  31,025        30,824         29,665        28,572

                                       35

     --------------------------------------------------

     Summarized unaudited quarterly financial data for the year ended December 31, 1997 is as follows:

                                                                    First         Second         Third        Fourth
                                                                    Quarter       Quarter        Quarter      Quarter
                                                                  ----------    ----------      ---------     ---------
       Operating Summary:                                                (in thousands except per share amounts)
       Interest income                                            $    2,110    $    2,050      $   2,099     $   2,094
       Interest expense                                                  826           840            890           935
                                                                  ----------    ----------      ---------     ---------
       Net interest income                                             1,284         1,210          1,209         1,159
       Provision for loan losses                                          15            15             15            15
                                                                  ----------    ----------      ---------     ---------
       Net interest income after provision for loan losses             1,269         1,195          1,194         1,144
       Other income                                                       34            33             36            42
       Other expenses                                                    450           826            604           634
                                                                  ----------    ----------      ---------     ---------
       Income before income tax expense                                  853           402            626           552
       Income taxes                                                      327           144            240           190
                                                                  ----------    ----------      ---------     ---------
       Net income                                                        526           258            386           362
       Per Share Data:
       Net income per share - basic                                      .29           .14             .20          .19
       Net income per share - diluted                                    .29           .14             .20          .19
       Cash dividends declared                                         .1125         .1125          4.1125        .1125
       Dividend payout                                                 39.04         82.74           55.27        59.01
       Book value per share                                            20.76         16.13           16.32        16.37
       Selected Average Balances:
       Assets                                                     $  104,971    $  105,946      $ 103,526     $ 105,630
       Investment securities                                          17,149        14,494         11,471        10,529
       Loans, net                                                     84,256        86,024         87,469        91,095
       Interest-bearing deposits                                      65,938        91,490         65,553        66,414
       FHLB advances                                                       -             -          3,390         6,555
       Stockholders' equity                                           37,587        34,212         30,799        31,027

             ------------------------------------------------------

(11) Parent Company Financial Data
     -----------------------------

     Condensed financial information for Stone Street Bancorp, Inc. (Parent Company) is as follows:

                                                                                               December 31,   December 31,
                                                                                                   1998           1997
                                                                                              -------------  -------------
       Condensed Balance Sheet                                                                       (in thousands)
       Assets:
         Cash on deposit with bank subsidiary                                                  $         931  $      3,957
         Interest bearing deposits                                                                       473           204
         Investment securities available for sale at market value:
           Obligations of states and local governments, cost $860,000                                      -            859
         Investment in bank subsidiary                                                                27,046         26,030
         Other assets                                                                                    164            118
                                                                                               -------------  -------------
             Total assets                                                                      $      28,614  $     31,168
                                                                                               =============  ============

         Liabilities and stockholders' equity:
           Accrued expenses and other liabilities                                              $         124  $         92
           Stockholders' equity, net                                                                  28,490         31,076
                                                                                               -------------  -------------
             Total liabilities and stockholders' equity                                        $      28,614  $      31,168
                                                                                               =============  =============
                                                                                                   Year Ended December 31,
                                                                                                     1998           1997
                                                                                               -------------  -------------
       Condensed Statement of Income                                                                 (in thousands)
         Dividends from bank subsidiary                                                        $         725  $         619
         Interest income from bank subsidiary                                                             92            203
         Interest on interest bearing deposits                                                            20            149
         Interest on loan from bank subsidiary ESOP                                                      167            182
         Interest on investment securities                                                                15             33
                                                                                               -------------  -------------
           Total income                                                                                1,019          1,186
         Operating expenses                                                                              131            241
                                                                                               -------------  -------------
           Income before income taxes                                                                    888            945
         Income tax expense                                                                               63            120
                                                                                               -------------  -------------
         Income before equity in undistributed net income of subsidiary                                  825            825
         Equity in undistributed net income of bank subsidiary                                           783            707
                                                                                               -------------  -------------
             Net income                                                                        $       1,608  $       1,532
                                                                                               =============  =============

             ------------------------------------------------------

(11) Parent Company Financial Data - Continued
     -----------------------------------------

                                                                                      Year Ended December 31,
                                                                            -------------------------------------
                                                                                  1998                    1997
                                                                            ------------            -------------
         Condensed Statement of Cash Flows                                               (in thousands)
         Cash flows from operating activities:
         Net income                                                          $       1,608           $       1,532
         Adjustments to reconcile net income to
           net cash provided by operating activities:
         Undistributed earnings of bank subsidiary                                   (783)                    (707)
         Payments on ESOP loan receivable from bank subsidiary                          89                     579
         (Increase) (decrease) in other assets                                          46                      47
         Increase in other liabilities                                                (32)                    (326)
                                                                             ------------            -------------
               Net cash provided by operating activities                               928                   1,125
                                                                             -------------           -------------

         Cash flows from investing activities:
         Maturity of available for sale securities                                     829                       -
                                                                             -------------           -------------
               Net cash provided by investing activities                               829                       -

         Cash flows from financing activities:
         Proceeds of issuance of no par common stock                                     -                       -
         Loan to ESOP for purchase of common stock                                       -                    (329)
         Capital contribution to bank subsidiary                                         -                       -
         Cash dividends paid to stockholders                                         (822)                  (8,438)
         Purchase of treasury stock                                                (3,692)                       -
                                                                             ------------            -------------
               Net cash provided by financing activities                           (4,514)                  (8,767)
                                                                             ------------            -------------

               Net increase in cash and cash equivalents                           (2,757)                  (7,642)
         Cash and cash equivalents at beginning of year                              4,161                  11,803
                                                                             -------------           -------------
         Cash and cash equivalents at end of year                            $       1,404           $       4,161
                                                                             =============           =============

         Supplemental disclosure of cash flow information:
           Cash paid during the year for income taxes                        $          95           $         149
                                                                             =============           =============
         Supplemental disclosure of noncash transactions:
           Unrealized gains (losses) on securities available for sale
             net of deferred tax benefit of $1 in each year                  $         (39)          $          (1)
                                                                             =============           =============
           Unrealized gains (losses) on subsidiary's securities
             available for sale, net of deferred tax benefit of
             $2 and $3 in 1997 and 1996, respectively                        $           0           $           4
                                                                             =============           =============
           Dividends declared but unpaid                                     $           -           $           -
                                                                             =============           =============

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

     The following table presents the carrying values and estimated fair values of the Company's financial instruments at December 31, 1998 and 1997:

                                                                                  1998                       1997
                                                                       ------------------------   ------------------------
                                                                        Carrying     Estimated      Carrying     Estimated
                                                                         Value       Fair Value      Value       Fair value
                                                                       ---------    -----------    --------      --------
                                                                                        (dollars in thousands)
         Financial assets:
           Cash and interest-bearing deposits                          $   7,688    $     7,688    $  4,703      $  4,703
         Investment securities:
           Available-for-sale                                             10,426         10,358       1,854         1,859
           Held-to-maturity                                                2,492          2,491       5,889         5,940
         Net loans                                                       102,549        103,574      92,967        92,549
         Federal Home Loan Bank stock                                      1,570          1,570         741           741

         Financial liabilities:
           Deposits                                                       73,176         73,468      66,973        67,106
           Advance from FHLB                                              23,967         23,967       7,800         7,805

     The estimated fair values of net loans and deposits are based on cash flows discounted at market interest rates. The carrying values of other financial instruments, including various receivables and payables, approximate fair value.

     At December 31, 1998, the Company had outstanding commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be complete, and, therefore, they are deemed to have no current fair market value. Refer to note 3.

                              CORPORATE INFORMATION
                                ----------------

                               BOARD OF DIRECTORS

Robert B. Hall, Chairman of the Board                 Claude R. Horn, Jr.
Retired Pharmacist                                    President of Horn Oil Co.

William F. Junker, Vice Chairman
President of Featherlite Trailer                      George W. Martin
                                                      Attorney and Partner
Donald G. Bowles in Martin, VanHoy,
Certified Public Accountant                           Smith & Raisbeck

J. Charles Dunn                                       Ronald H. Vogler
President of the Company and Stone Street Bank        Financial Consultant
                                                      with Paine Webber
Terry Bralley                                         since 1993, formerly
Town Manager   with Merrill Lynch
Mocksville, North Carolina





                               EXECUTIVE OFFICERS

J. Charles Dunn                                   Allen W. Carter
President and Chief Executive Officer             Senior Vice President
of The Company and Bank                           of the Company and Bank


                                 Marjorie D. Foster
                                 Vice President
                                 and Controller of The
                                 Company and Bank



CORPORATE OFFICE INDEPENDENT CERTIFIED
STONE STREET BANCORP, INC.                PUBLIC ACCOUNTANTS
232 South Main Street                     Weir Smith Jones Miller & Elliott
Mocksville, NC 27028                      310 West Broad Street
(336) 751-5936   Statesville, NC 28677

STOCK TRANSFER AGENT                      FORM 10-K
Registrar and Transfer Company            A copy of the Form 10-K as filed with
10 Commerce Drive                         the Securities and Exchange Commission
Cranford,  New Jersey  07016-3572         will be furnished without charge to
                                          stockholders upon written request to:

SPECIAL LEGAL COUNSEL                                 Marjorie D. Foster
Brooks, Pierce, McLendon, Humphrey and Leonard        Stone Street Bancorp, Inc.
Post Office Box 26000                                 232 South Main Street
Greensboro, NC 27420                                  Mocksville, NC 27028

                                 ANNUAL MEETING

The 1999 Annual Meeting of stockholders of Stone Street Bancorp, Inc. will be held at 5:00 p.m. on April 20, 1999 at the Davie County Public Library, Mocksville, North
Carolina.

                                  CAPITAL STOCK
                                 --------------

     Stone Street Bancorp's common stock is traded on the American Stock Exchange under the symbol "SSM". As of December 31, 1998, there were 1,692,352 shares outstanding and 667 shareholders of record, not including the number of persons or entities whose stock is held in nominee or street name through various brokerage firms or banks. Payment of dividends by the Bank subsidiary to the Parent is subject to various restrictions. Under applicable banking regulations, the Bank may not declare a cash dividend if the effect thereof would be to reduce its net worth to an amount less than the minimum required by federal and state banking regulations. In addition, for a period of five years after the consummation of the Bank's stock conversion, which occurred on March 29, 1996, the Bank will be required to obtain prior written approval from the Administrator of the Savings Institutions Division, North Carolina Department of Commerce, before it can declare a cash dividend in an amount in excess of one-half the greater of
     (i) its net income for the most recent fiscal year or (ii) the average of its net income after dividends for the most recent fiscal year and not more than two of the immediately preceding fiscal years, as applicable.

            Quarterly Common Stock Performance and Dividends Declared

                                                      Stock Price            Dividends Declared, Per Share
                                             --------------------------      -----------------------------
                                                  High           Low

     1998:

     First Quarter ended March 31            $   22 1/4      $  19  3/4       $    .1150

     Second Quarter ended June 30                21             19  1/8            .1150

     Third Quarter ended September 30            19 3/4         15  1/4            .1150
     Fourth Quarter ended December 31            15 3/8         14                 .1150

     1997:

     First Quarter ended March 31            $   27 1/2      $  20  1/8       $    .1125

     Second Quarter ended June 30                27 1/2         20 15/16           .1125

     Third Quarter ended September 30(1)         22 1/8         21  1/8           4.1125

     Fourth Quarter ended December 31            22 7/8         18  1/2            .1125

(1) Includes a regular cash dividend of $.1125 per share and a return of capital dividend of $4.00 per share.